CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4507

3 July 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

06015251

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 June 2006 till 30 June 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

Encs

7/18

S:\Sec\ADR\2006\Ltr\Ltr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "Companies in members' voluntary liquidation - (A) Shenzhen Xinwei Management Consulting Co., Ltd; and (B) Shenzhen Xinzhan Management Consulting Co., Ltd."	1 Jun 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Striking-off of dormant indirect subsidiary, FSCR Investment Pte Ltd"	5 Jun 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand China Retail Trustee Pte. Ltd."	6 Jun 2006	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "Subscriptions for units in CapitaRetail China Development Fund and CapitaRetail China Incubator Fund"	6 Jun 2006	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited – Presentation Slides – "CapitaLand establishes integrated China retail mall strategy through two CapitaRetail Funds of over US$1 billion (S$1.6 billion) and a proposed China Retail REIT listing"	6 Jun 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of interest in Gainzillion Pte. Ltd."	6 Jun 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand prepares Scotts HighPark for private previews"	7 Jun 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Intention by CapitaLand to offer up to 20% interest in planned China Retail REIT"	7 Jun 2006	For Public Relations Purposes
News release by The Ascott Group Limited - "Ascott wins 'Best Serviced Residence Brand' Award from Lifestyle + Travel Magazine in Thailand'	8 Jun 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Proposed Capital Reduction, Capital Distribution and Special Interim Dividend"	13 Jun 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail Beijing Wangjing Real Estate Co., Ltd."	15 Jun 2006	SGX-ST Listing Manual
Announcement by Australand – "Change of Company Secretary"	15 Jun 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Raffles Holdings Limited – "Notice of Extraordinary General Meeting"	15 Jun 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Completion of subscription of a 20% stake in Lai Fung Holdings Limited"	16 Jun 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand appoints Wong Heang Fine as the CEO of CapitaLand Integrated, Leisure, Entertainment and Conventions (CapitaLand ILEC) and Dr Lynda Wee as Principal/SVP (Learning & Development)"	16 Jun 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - Presentation slides - "Focus, Balance & Scale - Group Update: China Strategy, Retail Expansion, Singapore Reflation"	20 Jun 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Completion of property acquisition in Hong Kong"	20 Jun 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Despatch of Circular to Shareholders"	20 Jun 2006	For Public Relations Purposes
Announcement by Australand – "Australand declares June 2006 Quarter Dividend/Distribution"	21 Jun 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Singapore's CapitaLand NOT linked to Beijing Capital Land"	22 Jun 2006	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited - "Continued trading of shares after completion of the sale of Raffles City"	22 Jun 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Approval-in-principle for equity fund raising"	23 Jun 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Approval-in-principle for equity fund raising"	23 Jun 2006	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited – "Extraordinary General Meeting of unitholders of CapitaCommercial Trust and proposed equity fund raising exercise"	26 Jun 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Notice of Extraordinary General Meeting"	26 Jun 2006	For Public Relations Purposes
Announcement and news release by CapitaMall Trust Management Limited – "Extraordinary General Meeting of unitholders of CapitaMall Trust"	26 Jun 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaMall Trust Management Limited – "Notice of Extraordinary General Meeting"	26 Jun 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Undertaking in relation to CapitaCommercial Trust's proposed equity fund raising"	26 Jun 2006	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited - "Presentation slides on proposed acquisition of 40% interest in Raffles City"	26 Jun 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Presentation slides – Proposed acquisition of Raffles City"	26 Jun 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Clarification statement"	29 Jun 2006	SGX-ST Listing Manual
Announcement by Australand – "Resignation & Appointment of Director"	30 Jun 2006	For Public Relations Purposes

S:\Sec\ADR\2006\Listing\June 2006.doc

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPANIES IN MEMBERS' VOLUNTARY LIQUIDATION
(A) SHENZHEN XINWEI MANAGEMENT CONSULTING CO., LTD
(B) SHENZHEN XINZHAN MANAGEMENT CONSULTING CO., LTD

Further to the announcement made on 30 March 2006, CapitaLand Limited ("CapitaLand") wishes to announce that its following indirect wholly-owned subsidiaries, which had been placed under members' voluntary liquidation, have been liquidated on 16 May 2006:

(A) Shenzhen Xinwei Management Consulting Co., Ltd ("Shenzhen Xinwei")
(B) Shenzhen Xinzhan Management Consulting Co., Ltd ("Shenzhen Xinzhan")

The voluntary liquidation of both Shenzhen Xinwei and Shenzhen Xinzhan does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 June 2006

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STRIKING-OFF OF DORMANT INDIRECT SUBSIDIARY, FSCR INVESTMENT PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect subsidiary, FSCR Investment Pte Ltd ("FSCR"), had upon its application and as subsequently notified in the Government Gazette notification dated 2 June 2006, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 20 April 2006.

FSCR was 62.5% indirectly held by CapitaLand, whilst the other 37.5% was held by HPL Properties (West) Pte Ltd, a party unrelated to the CapitaLand Group.

The above striking-off of FSCR does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Lai Choon Hung
Deputy Chief Corporate Officer
5 June 2006

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND CHINA RETAIL TRUSTEE PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand China Retail Trustee Pte. Ltd.
Principal Activity	:	Provision of Trustee Services
Share Capital	:	S$1 comprising 1 ordinary share

By Order of the Board

Lai Choon Hung
Deputy Chief Corporate Officer
6 June 2006

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Lai Choon Hung
Designation *	Deputy Chief Corporate Officer
Date & Time of Broadcast	06-Jun-2006 17:10:50
Announcement No.	00034

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Subscriptions for units in CapitaRetail China Development Fund and CapitaRetail China Incubator Fund
Description	The attached announcement and news release issued by CapitaLand Limited on the above matter are for information.
Attachments:	CLannc.Subscriptionunits.CRCDF.CRCIF.6Jun06.pdf CL.newsrelease.2CapitaRetailFunds.6Jun06.pdf Total size = **166K** (2048K size limit recommended)

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CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
(Registration No: 19890036N)

ANNOUNCEMENT

SUBSCRIPTIONS FOR UNITS IN CAPITARETAIL CHINA DEVELOPMENT FUND AND CAPITARETAIL CHINA INCUBATOR FUND

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail China Pte Ltd ("CapitaLand Retail China") has today entered into a subscription agreement with CapitaRetail China Fund Management Pte. Ltd. (the "Manager") and CapitaLand China Retail Trustee Pte. Ltd. (the "Trustee"), as, respectively, the manager and the trustee for CapitaRetail China Development Fund (the "Development Fund"), to subscribe for up to 270 million units in the Development Fund at US$1 per unit.

The Development Fund is a closed-end private fund providing institutions with an opportunity to invest in retail mall developments located in the People's Republic of China (the "PRC").

As at the date of this announcement, the Development Fund has raised committed capital of US$600 million (approximately S$948 million) from CapitaLand Retail China and other investors through agreements to subscribe for units in the Development Fund. As CapitaLand Retail China has committed to invest US$270 million (approximately S$427 million) in the Development Fund, this amounts to 45% of the aggregate committed capital raised by the Development Fund.

CapitaLand Retail China has today also entered into a subscription agreement with the Manager and the Trustee, as, respectively, the manager and the trustee for CapitaRetail China Incubator Fund (the "Incubator Fund"), to subscribe for up to 127.5 million units in the Incubator Fund at US$1 per unit.

The Incubator Fund is a closed-end private fund providing institutions with an opportunity to invest in retail malls in the PRC with the potential to generate higher income after repositioning, asset enhancement or completion of leasing activities.

As at the date of this announcement, the Incubator Fund has raised committed capital of US$425 million (approximately S$671 million) from CapitaLand Retail China and other investors through agreements to subscribe for units in the Incubator Fund. As CapitaLand Retail China has committed to invest US$127.5 million (approximately S$201 million) in the Incubator Fund, this amounts to 30% of the aggregate committed capital raised by the Incubator Fund.

The Manager and the Trustee are both indirect wholly-owned subsidiaries of CapitaLand. The Trustee will hold the assets of the Development Fund and the Incubator Fund in its capacity as trustee of the Development Fund and the Incubator Fund, respectively.

Upon issue and allotment by the Development Fund and the Incubator Fund of the units subscribed by CapitaLand Retail China and other investors, the Development Fund and the Incubator Fund will become indirect associated companies of CapitaLand.

CapitaLand Retail China's subscriptions for units in the Development Fund and the Incubator Fund are not expected to have any material impact on the net tangible assets per share or the earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Lai Choon Hung
Deputy Chief Corporate Officer
6 June 2006

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in the Development Fund or the Incubator Fund.

CapitaLand

News Release

6 June 2006
For Immediate Release

CapitaLand establishes two CapitaRetail Funds of over US$1 billion (S$1.6 billion) and proposes listing of China Retail REIT

CMT to be offered up to 20% stake in the REIT to be listed in Singapore by 2006

Singapore, 6 June 2006 – CapitaLand Group ("CapitaLand") is pleased to announce that it has successfully established CapitaRetail China Development Fund (the "Development Fund") and CapitaRetail China Incubator Fund (the "Incubator Fund"), which together has a fund size of over US$1 billion (S$1.6 billion). The Development Fund, which has a fund size of US$600 million (S$948 million), will invest in retail mall development projects located in the People's Republic of China ("PRC"). The Incubator Fund, which has a fund size of US$425 million (S$671 million), will warehouse retail properties with the potential to generate quality income after the repositioning of the property, enhancing the asset or on completion of leasing activities.

As part of its overall strategic plan for its retail mall business in China, CapitaLand has invested in the two Funds and is proposing to establish and list a China Retail Real Estate Investment Trust (the "China Retail REIT") in Singapore. CapitaLand's investment is approximately 45% in the Development Fund and 30% in the Incubator Fund. The remaining stakes in the two Funds are held by insurance companies, pension funds and corporations. China Retail REIT is proposed to be authorised as a REIT in Singapore, subject to attaining all the relevant regulatory approvals. CapitaLand is also on track with its preparatory work to list the China Retail REIT in Singapore by the end of 2006.

The China Retail REIT, which is expected to own seven assets, will have a total asset size of over S$800 million. It will have the first right to acquire the assets owned by the Development Fund and the Incubator Fund. During the pre-listing stage of the China Retail REIT, CapitaMall Trust ("CMT"), the Group's listed retail REIT in Singapore, will be offered up to a 20% stake in the new REIT.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "With this successful closing of the two Funds, Development Fund and Incubator Fund worth collectively over US$1 billion, the Group now has a comprehensive and robust integrated China retail mall strategy. Recently, the Group announced joint ventures to build more affordable homes that align with China's policy measures for a healthy real estate market. Our comprehensive businesses in retail, residential, office, hospitality and integrated development affirm not only our multi-sector presence but also our positive long term view of the Chinese real estate market. With the listing of the China Retail REIT in Singapore by 2006, we would have also significantly scaled up our assets under management to be an important contributor to the Group's earnings. This comprehensive China retail mall strategy is also in line with the Group's objectives to grow its fee-based income as well as enhance its asset productivity."

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, added, "With the strong pipeline of retail assets, coupled with our in-depth understanding of the local retail real estate market, we are fast becoming a significant long term player that intends to contribute positively to China's growth objectives. Given China's growth prospects, we are confident that the China Retail REIT will be well-received by both individual and institutional investors in Singapore and overseas. With the complete China retail mall strategy in place, we are able to gain access to the full spectrum of retail opportunities in China and create value through leveraging on our established retail mall and asset management expertise."

The Development Fund

CapitaLand Retail China Pte Ltd ("CapitaLand Retail China"), an indirect wholly-owned subsidiary of CapitaLand, has today entered into a subscription agreement with CapitaRetail China Fund Management Pte. Ltd. (the "Manager") and CapitaLand China Retail Trustee Pte. Ltd (the "Trustee"), as the manager and the trustee respectively for the Development Fund, to subscribe for up to 270 million units in the Development Fund at US$1 per unit. To date, the Development Fund has raised a committed capital of US$600 million (S$948 million) from CapitaLand Retail China and other investors. CapitaLand Retail China's committed investment amounts to approximately 45% of the aggregate committed capital raised by the Development Fund.

The Development Fund will invest in retail mall development projects in the PRC. These would include the pipeline of retail malls, anchored by Wal-Mart, which are jointly owned by CapitaLand and Shenzhen International Trust & Investment Co., Ltd ("SZITIC"). In addition, it would also

include other CapitaLand-owned or third party joint venture retail development projects. Under the joint venture with SZITIC, CapitaLand already owns a sizeable portfolio of 21 retail malls with a total Gross Floor Area ("GFA") of over 990,000 square metres ("sq m") and an aggregate asset value of S$1.6 billion across China. The portfolio includes the development which will house the new Wal-Mart Asia Headquarters, a retail podium and a Sam's Club (a Wal-Mart retail concept) in Shenzhen. More than half of the 21 retail malls will be operational by end-2006. Under the joint venture with SZITIC, CapitaLand has also been offered an investment in another 14 retail malls to be anchored by Wal-Mart, comprising an estimated total GFA of 600,000 sq m. In addition, CapitaLand also has the right to invest in not less than 70% of future retail mall projects for Wal-Mart which SZITIC may propose to develop by 31 December 2010. With the continuous pipeline of malls anchored by Wal-Mart in place, CapitaLand's China retail portfolio is expected to exceed a total GFA of 4 million sq m by 2010, a quadruple increase from our existing footprint.

The Incubator Fund

CapitaLand Retail China has also entered into a subscription agreement with the same parties to subscribe for up to 127.5 million units in the Incubator Fund at US$1.00 per unit. The Incubator Fund has to date raised a committed capital of US$425 million (S$671 million) from CapitaLand Retail China and other investors. CapitaLand Retail China's committed investment constitutes approximately 30% of the aggregate committed capital raised by the Incubator Fund. The Incubator Fund shares the same manager and trustee as the Development Fund.

The Incubator Fund will warehouse retail properties with the potential to generate quality income after repositioning the property, enhancing the asset or on completion of leasing activities. Properties which the Incubator Fund could potentially invest in include the prime Xihuan Plaza Retail Mall in Xizhimen, Beijing. CapitaLand had signed a sale and purchase agreement to acquire the retail mall component of Xihuan Plaza for approximately RMB 1.32 billion (S$260 million) on 17 May 2006. Phase One of the mall, measuring over 780,000 square feet or approximately 72,500 sq m, is expected to be operational by first quarter of 2007.

China Retail REIT

CapitaLand is on track to list a REIT on Singapore Exchange Securities Trading Limited by the end of 2006, subject to obtaining all the relevant regulatory approvals. The China Retail REIT will invest in quality income-producing and stabilised retail assets in the PRC. The China Retail REIT will have the first right to acquire the assets owned by the Development Fund and the

Incubator Fund. The China Retail REIT is expected to own seven assets worth over S$800 million, which includes the already well-traded Anzhen Mall in Beijing.

CMT Will Be Offered Stake in the China Retail REIT

As the sponsor of CMT, CapitaLand will offer CMT up to a 20% stake in the China Retail REIT at the pre-listing stage. A meaningful stake in the China Retail REIT will ensure that CapitaLand's interests in both CMT and the China Retail REIT are aligned. In addition, it will provide CMT Unitholders with an opportunity to enjoy the growth in China's retail real estate market without drastically changing the risk profile of CMT.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
6 June 2006

Media Contact
Julie Ong
Communications
DID : (65) 68233541
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

Miscellaneous
* Asterisks denote mandatory information

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Lai Choon Hung
Designation *	Deputy Chief Corporate Officer
Date & Time of Broadcast	06-Jun-2006 17:12:24
Announcement No.	00035

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation slides – "CapitaLand establishes integrated China retail mall strategy through two CapitaRetail Funds of over US$1 billion (S$1.6 billion) and a proposed China Retail REIT listing"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CLannc.PresentationSlides.6Jun06.pdf Total size = **305K** (2048K size limit recommended)

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CapitaLand

Analyst cum Media Briefing

CapitaLand Establishes Integrated China Retail Mall Strategy Through Two CapitaRetail Funds of over US$1 billion (S$1.6 billion) And a Proposed China Retail REIT Listing

6 June 2006

Established Two China Retail Funds Worth Over US$1bn

(1) CapitaRetail China Development Fund ("Development Fund"

- Will invest in retail projects in the People's Republic of China ("PRC")
- Fund size of US$600 million (S$948 million)
- CapitaLand invested approx. 45% in the Development Fund
- Pipeline include portfolio of 21 Wal-Mart anchored malls under joint-venture with Shenzhen International Trust & Investment Co, Ltd ("SZITIC"), with a total Gross Floor Area ("GFA") of over 990,000 sq m and an aggregate asset value of over S$1.6 billion
- Includes new Wal-Mart Asia Headquarters in Shenzhen
- Offered by SZITIC to invest in 14 other malls with estimated GFA of 600,000 sq m
- Pipeline to acquire at least 70% of SZITIC Wal-Mart malls up to 2010



Wal-Mart Asia HQ, Shenzhen   Jiulongpo, Chongqing   Zhanjiang   Chengdu

CapitaLand

Established Two China Retail Funds Worth Over US$1br

(2) CapitaRetail China Incubator Fund ("Incubator Fund")

- Will warehouse retail projects with the potential to generate quality income after repositioning of the property, enhancing the asset or on completion of leasing activities.
- Fund size of US$425 million (S$671 million)
- CapitaLand invested approx. 30% in the Incubator Fund
- Pipeline include Xihuan Plaza Retail Mall in Xizhimen, Beijing. Phase One of Xihuan Plaza Retail Mall, measuring over 780,000 sq ft, is expected to be opened by first quarter 2007.



17 May 2006

Signed sale & purchase agreement to acquire asset for RMB 1.32 billion (S$230 million).

CapitaLan

Listing of China Retail REIT in Singapore by 2006

- On track with preparatory work to list China Retail Real Estate Investment Trust (China Retail REIT) in Singapore by 2006, subject to attaining all the relevant regulatory approvals.
- China Retail REIT expected to own 7 quality assets worth over S$800 million
- First right to acquire assets owned by Development Fund and Incubator Fund
- Pipeline include Anzhen Mall, anchored by Beijing Hualian Group, in Beijing
- Confident that China Retail REIT will be well-received by retail and institutional investors in Singapore and overseas



CapitaLand

CMT to be Offered 20% Stake in China Retail REIT

- CapitaLand currently owns 33.95%[1] in CapitaMall Trust (CMT)
- CapitaLand will offer CMT up to a 20% stake in China Retail REIT at the pre-listing stage
- Meaningful stake in China Retail REIT will ensure that CapitaLand's interest in CMT and China Retail REIT is aligned
- Will provide CMT Unitholders with an opportunity to enjoy the growth in the China retail real estate market without drastically changing CMT's risk profile

[1] As at 6 June 2006

CapitaLand

Investment Structure


Investors
CapitaLand
Investors
approx.
70% share
of equity
approx.
30% share
of equity
approx.
45% share
of equity
approx.
55% share
of equity
INCUBATOR FUND
Fund Size US$425 mn (S$671 mn)
DEVELOPMENT FUND
Fund Size US$600mn (S$948 mn)
Right of first refusal to
acquire assets from
Development Fund &
Incubator Fund
CHINA RETAIL REIT
7 Assets worth over S$800mn
To be Listed in Singapore by 2006

CapitaLand

Complete & Robust Integrated China Retail Mall Strategy


Access to Full Spectrum of Retail Opportunities in China
CapitaRetail China Development Fund
CapitaRetail China Incubator Fund
CapitaRetail China REIT
Development Assets
Warehouse Assets
Quality Income Assets

Comprehensive China Retail Mall Strategy is in line with CapitaLand's objectives to grow its fee-based income as well as enhance its asset productivity

Fast becoming a significant long term retail player in China with the strong pipeline and in-depth understanding of China retail real estate

Ability to create value through leveraging on our retail mall cum asset management capabilities

CapitaLand

CapitaLand's Extensive Retail Footprint in China

Retail Mall Business Presence in China

Approx. 30 assets in 25 cities measuring over 16 million sq ft



Heilongjiang
Changchun
Beijing
Liaoning
Tianjin
Zibo
Weifang
Nei Mongol
Xinjiang
Gansu
Mianyang
Qinghai
Ningxia
Shanxi
Shandong
Hebei
2 cities in Jiangsu
Chengdu
Shaanxi
Jiangsu
Shanghai
Xizang
(Tibet)
Henan
Nanchang
Sichuan
Changsha
Anhui
1 other city in Sichuan
Hubei
Wuhu
Chongqing
Zhejiang
Chongqing
Jiangxi
1 other city in Fujian
Guizhou
Hunan
Fujian
Nanhai
Zhangzhou
Yunnan
Guangxi
Guangdong
Foshan
Zhanjiang
Huiyang
Maoming
Hainan
Dongguan
Shenzhen

Our Significant China Retail Mall Management Platform

As at 1 Dec 2005 — 215 Staff → **As at 1 Apr 2006** — > 426 staff → **By end 2006** — > 950 staff → **By end 2007** — >1,300 staff



Breakdown as at 1 Apr 2006
Total No of Staff : 426
Total no of Expats : 20 (5%)
Total no of Locals : 406 (95%)
CAPITALAND RETAIL CHINA
General Manager (2)
HQ Group Services (60)
Center Management (364)
Group HR (8)
Group Infocomm (7)
Group Finance (10)
Group Projects (7)
Group Leasing (13)
Group Marcom (4)
Group Tenancy Design (5)
Group Operations (6)
Center Managers (13)
Center Management (351)

CapitaLand

CapitaRetail China Regional Cluster

CAPITARETAIL CHINA

NORTH CHINA

SHANGHAI

1. Raffles City Shanghai
2. Dragon Mall

BEIJING

1. Anzhen Mall
2. Xihuan Plaza Retail Mall
3. Wangjing Mall
4. Others

SOUTH CHINA

JIANGSU/ANHUI/SHANDONG

1. Wuhu
2. Weifang
3. Zibo
4. Others

SICHUAN

1. Chongqing
2. Chengdu
3. Mianyang
4. Others

GUANGDONG

1. Shenzhen
2. Maoming
3. Nanhai
4. Foshan
5. Dongguan
6. Huiyang
7. Zhanjiang

FUJIAN/JIANGXI/HENAN

1. Changsha
2. Nanchang
3. Zhangzhou
4. Others

CapitaLan

The End

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN GAINZILLION PTE. LTD.

On 17 May 2006, CapitaLand Limited ("CapitaLand") issued a news release that it had secured a prime residential site (the "Site") in Hangzhou's Gongshu District by way of a government land tender, through its indirect wholly-owned subsidiaries, Gainzillion Pte. Ltd. ("Gainzillion") and CapitaLand (China) Investment Co., Ltd ("CCIC"). The Site will be jointly held by Gainzillion (80%) and CCIC (20%).

CapitaLand now wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd has transferred 1 ordinary share, representing 100% stake of the issued and paid up share capital of Gainzillion to CapitaLand China Development Fund Pte. Ltd. ("CCDF"), its 37.5% indirect associated company, for a total consideration of S$1 (the "Share Transfer").

CCDF is a closed-end private investment company providing institutional and high net worth individual investors with an opportunity to invest on a long term basis in real estate development projects in the People's Republic of China.

Following the Share Transfer, Gainzillion has ceased to be an indirect wholly-owned subsidiary of CapitaLand, and has become a 37.5% indirect associated company of CapitaLand. CapitaLand's indirect effective interest in the Site is 50%.

The Share Transfer is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Lai Choon Hung
Deputy Chief Corporate Officer
6 June 2006

CapitaLand

For immediate release
7 June 2006

NEWS RELEASE

CapitaLand prepares Scotts HighPark for private previews

Singapore, 7 June 2006 – CapitaLand will soon start private previews for its highly anticipated boutique development – Scotts HighPark. The freehold condominium, located at Scotts Road on the former Melia at Scotts hotel site, has 73 luxurious homes.

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "We have a unique concept for Scotts HighPark. We have recreated the luxuries of living in a penthouse or landed property in each of the apartments, especially for the larger-sized four-bedroom units. We call it the penthouse series. These apartments have very large interior living spaces, complemented by a generous stretch of veranda that runs right across the frontage of the apartments. With this unprecedented architectural feature, Scotts HighPark has set a new design benchmark in high-rise condominium living."

She added: "We have received strong expressions of interest for Scotts HighPark from over 250 local and foreign high net-worth individuals, and we expect to start private previews soon. The launch of Scotts HighPark follows the successful sales at our boutique developments, such as Tanglin Residences and The Botanic on Lloyd. At Tanglin Residences, there is only one townhouse available, priced at S$6 million. The Botanic on Lloyd is fully sold, with the last townhouse transacted at S$5.6 million. We were able to tap into a wave of strong buying interest for high-end homes, and we expect this momentum to trickle to the high-mid market segment this year."

The design concept for Scotts HighPark condominium has a strong emphasis on nature, with lush sky gardens built on every four floors. The development, with its contemporary architectural lines, has two residential towers of 19 and 27 stories. The first tower, with 19 floors, comprises elegant two- and three-bedroom apartments. Sizes range from 1,141 square feet to 2,110 square feet.

At the 27-storey residential tower, buyers choose from a 'penthouse series' comprising single-level and duplex layouts. These four-bedroom units range from 3,466 square feet to 4,112 square feet in size. They enjoy generous verandas that stretch across the full frontage of the units, extending the interior space and creating an expansive living area. The duplexes in this series come with private Jacuzzis at the verandas. On the top floor of this tower is the largest unit in the development. It is a luxurious 6,545 square feet penthouse with five bedrooms and generous roof terraces.

Residents enjoy private lifts that link their homes directly to the car park. Scotts HighPark is expected to obtain Temporary Occupation Permit in early 2010.



Caption: *Duplexes in Scotts HighPark's 'penthouse series' enjoy private verandas that stretch across the entire frontage of the units.*

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **7 June 2006**

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Lai Choon Hung
Designation *	Deputy Chief Corporate Officer
Date & Time of Broadcast	07-Jun-2006 17:29:46
Announcement No.	00042

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Intention by CapitaLand to Offer up to 20% Interest in Planned China Retail REIT"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT_Annc-07062006.pdf Total size = **59K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

Intention by CapitaLand to Offer up to 20% Interest in Planned China Retail REIT

Referring to the press release made by CapitaLand Limited ("CapitaLand") on 6 June 2006, CapitaMall Trust Management Limited, the manager ("Manager") of CapitaMall Trust ("CMT"), is pleased to be informed of CapitaLand's intention to offer ("Offer") to CMT up to 20% of the interest in the China Retail Real Estate Investment Trust which CapitaLand is proposing to establish.

The Manager will release further announcements to keep Unitholders informed of developments in respect of the Offer, as appropriate.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
7 June 2006

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Miscellaneous
* Asterisks denote mandatory information

RECEIVED

2006 JUL 18 P 2:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Lai Choon Hung
Designation *	Deputy Chief Corporate Officer
Date & Time of Broadcast	08-Jun-2006 12:42:59
Announcement No.	00016

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Ascott wins 'Best Serviced Residence Brand' Award from Lifestyle + Travel Magazine in Thailand'
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott-newsrelease-LTAward-08Jun06.pdf Total size = **335K** (2048K size limit recommended)

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THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT WINS 'BEST SERVICED RESIDENCE BRAND' AWARD FROM LIFESTYLE + TRAVEL MAGAZINE IN THAILAND

Singapore, 08 June 2006 – The Ascott Group (Ascott) will be presented this evening with the 'Best Serviced Residence Brand' award for its 'The Ascott' and 'Somerset' brands in Bangkok, Thailand. This inaugural award, to be presented by Lifestyle + Travel magazine, a regional travel publication in Asia and the Middle East, recognises Ascott's strong branding and excellence in service.

Ascott will be honoured alongside other hospitality heavy weights like InterContinental and Four Seasons at Lifestyle + Travel's award presentation event in Bangkok.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "We are honoured to be presented with this inaugural award from Lifestyle + Travel magazine. The 'Best Serviced Residence Brand' award is a demonstration of the industry's confidence in Ascott. Ascott has been operating in Bangkok for close to 10 years, and over the years the Group has been strongly promoting the 'Heartware' culture which encourages our employees to deliver service from the heart and go the extra mile for our customers. We will continue to build on this culture which forms the cornerstone of our success."

Mr Gerard Weller, Ascott's Managing Director for Indochina said: "Ascott is the largest international serviced residence operator in Thailand and the Group currently operates close to 1,000 units in four properties, and will be adding another 1,300 units by the end of 2008. With strong recognition for 'The Ascott' and 'Somerset' brands in the marketplace, we're confident that 'Citadines' will be equally popular when we introduce the first property in Bangkok in a few months' time. Customers from the various segments will be able to find an Ascott residence to suit their needs and enjoy the same distinctive service that is found at all our properties."

Currently, the Group's residences in Thailand include The Ascott Sathorn, and three Somerset properties, namely Somerset Lake Point, Somerset Park Suanplu and Somerset Suwan Park View. Another two Somerset properties, Somerset Nusasiri Pattaya and Somerset Grand Sukhumvit will open in 2007 and 2008 respectively. The Group also recently announced four Citadines properties; Citadines Bangkok Sukhumvit Lake, Citadines Bangkok Sukhumvit Asoke, Citadines Bangkok Sukhumvit Boulevard and

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Citadines Bangkok Sukhumvit Green which will open between the second half of 2006 and the end of 2008.

Lifestyle + Travel magazine has a readership of 50,000 corporate executives and business travellers from Thailand, Hong Kong, Singapore, Malaysia, Cambodia and the Middle East. For more information, visit www.lifestyleandtravel.com.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator, outside the United States, with more than 16,000 serviced residence units in key cities of Asia Pacific, Europe and the Middle East.

The Group operates three brands – The Ascott, Somerset and Citadines in 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East.

The Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group's achievements have been recognised internationally; it has clinched numerous prestigious awards including the 'Best Serviced Residence Brand' award by Lifestyle + Travel magazine in Thailand, the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on The Ascott Group's properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:
Celina Low, Vice President, Corporate Communications
Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Lai Choon Hung
Designation *	Deputy Chief Corporate Officer
Date & Time of Broadcast	13-Jun-2006 18:33:40
Announcement No.	00095

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Proposed Capital Reduction, Capital Distribution and Special Interim Dividend"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.

Attachments:

RHL_annc_Proposed_Capital_Reduction_Capital_Distribution_And_Special_Interim_Dividend_13Jun06.pdf
Total size = **16K**
(2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

PROPOSED CAPITAL REDUCTION, CAPITAL DISTRIBUTION AND SPECIAL INTERIM DIVIDEND

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**") refers to (a) the announcement dated 19 March 2006 (the "**Sale Announcement**") made by the Company in connection with the proposed sale (the "**Sale**") of the "Raffles City" complex by its 45 per cent. associated company, Tincel Properties (Private) Limited, to CapitaCommercial Trust, and the proposed capital reduction exercise and capital distribution by the Company; and (b) the announcement dated 24 April 2006 (the "**Interim Announcement**") made by the Company in connection with, *inter alia*, the provision of a clean exit for the shareholders of the Company ("**Shareholders**") from their shares in the Company and the cash to be distributed to Shareholders.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Sale Announcement and the Interim Announcement.

As stated in the Sale Announcement, upon the completion of the Sale, the Company does not intend to invest in or acquire any new businesses, and proposes to distribute all available cash to Shareholders after making provisions for tax and other liabilities. As also stated in the Sale Announcement and in the Interim Announcement, assuming the Sale had been completed on 31 December 2005, the Company's pro forma consolidated NTA per share would increase from S$0.62 to S$0.73, and the actual amount of cash available for distribution to Shareholders may differ from the pro forma NTA per share of S$0.73 depending on, *inter alia*, the actual NTA of the Company at the time of distribution, provisions to be made for tax and other liabilities and the number of Shares in issue.

The Company also stated in the Interim Announcement that, of the total amount of cash available for distribution to Shareholders, it envisaged that:

(i) a first and final dividend of S$0.02 per Share in respect of the financial year ended 31 December 2005 would be and was distributed in May 2006;

(ii) all remaining available cash was expected to be returned to Shareholders in the fourth-quarter of 2006 after the Company receives the proceeds from the Sale and receives the necessary regulatory approvals, including the sanction of the High Court for the Capital Reduction, and after making provisions for tax and other liabilities. Such return of available cash would likely take the form of the Capital Distribution as well as a special interim dividend; and

(iii) any residual NTA in the Company upon completion of the Capital Distribution and payment of the special interim dividend would be taken into account in any structure implemented to provide Shareholders with a clean exit from their Shares.

Further to the Sale Announcement and the Interim Announcement, the Board wishes to announce that **up to S$0.70 in cash per Share** will be returned to Shareholders in the fourth quarter of 2006. This amount will be returned to Shareholders through **the Capital Distribution of S$0.37 in cash per**

Share pursuant to the Capital Reduction, and **up to S$0.33 in cash for each Share by way of a special dividend** (the "**Special Dividend**") payable as an interim tax exempt (one-tier) dividend for the financial year ended 31 December 2006 ("**FY2006**"), after the Company has received the proceeds of the Sale and the necessary regulatory approvals, including but not limited to, the sanction of the High Court for the Capital Reduction and after making provisions for tax and other liabilities.

As the Special Dividend will be an interim dividend for FY2006, the Special Dividend will not be conditional upon the approval of Shareholders. However, the Special Dividend will be conditional upon the completion of the Sale, the receipt of the proceeds of the Sale by the Company, and the Capital Reduction becoming effective. The actual amount to be returned to Shareholders by way of the Special Dividend will only be determined after the receipt of the proceeds from the Sale and provisions for tax and other liabilities have been made, and the Board intends to announce the actual amount of the Special Dividend after 30 September 2006.

Further details on the Sale, the Capital Reduction, the Capital Distribution and the Special Dividend are set out in the Company's circular to Shareholders to be despatched in due course. In the meantime, the Company advises that Shareholders exercise caution when dealing in the Shares and to refrain from taking any action in respect of their Shares which may be prejudicial to their interests.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
Singapore, 13 June 2006

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL BEIJING WANGJING REAL ESTATE CO., LTD.
(北京凯德望京商用置业有限公司)

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in the People's Republic of China:-

Name	:	CapitaRetail Beijing Wangjing Real Estate Co., Ltd. (北京凯德望京商用置业有限公司)
Principal Activity	:	Real Estate Investment and Management
Registered Capital	:	US$32,000,000

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
15 June 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Jun-2006 17:22:47
Announcement No.	00062

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand - "Change of Company Secretary"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand-annc-ResignationofCompanySecretary.pdf Total size = **43K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX ANNOUNCEMENT

13 June 2006

CHANGE OF COMPANY SECRETARY

Australand announces that Philip John Mackey has resigned as Company Secretary effective 15th June 2006. Michael Newsom, General Counsel will continue as Company Secretary in the interim.

Barry Maxwell Dean has been appointed as an additional Company Secretary of Australand Holdings Limited, Australand Property Limited and Australand Investments Limited pending the appointment of Mr. Mackey's replacement.

For further information, please contact:

Michael Newsom
Company Secretary
Tel: +61 2 9767 2177
Email: mnewsom@australand.com.au

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Miscellaneous
* Asterisks denote mandatory information

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Jun-2006 17:36:14
Announcement No.	00084

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Notice of Extraordinary General Meeting"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL_Notice_of_EGM_15Jun06.pdf Total size = **446K** (2048K size limit recommended)

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Raffles
HOLDINGS

A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Raffles Holdings Limited (the "**Company**") will be held at NTUC Auditorium, NTUC Centre, One Marina Boulevard, Level 7, Singapore 018989, on Thursday, 13 July 2006 at 10.00 a.m. for the purpose of considering and, if thought fit, passing with or without any modification, the following Resolutions, of which Resolution 1 will be proposed as an Ordinary Resolution, and Resolution 2 which will be proposed as a Special Resolution:

ORDINARY RESOLUTION

Resolution 1: Approval for the Sale of Raffles City by Tincel Properties (Private) Limited

That:

(a) the proposed sale (the "**Sale**") by Tincel Properties (Private) Limited ("**TPPL**") of the entire "Raffles City" complex ("**Raffles City**") comprising the office tower known as "Raffles City Tower", the podium block known as the "Raffles City Shopping Centre" and two hotel towers known as "Raffles The Plaza" and "Swissôtel The Stamford" to CapitaCommercial Trust ("**CCT**") and/or its nominees, on the terms and conditions set out in the conditional put and call option agreement dated 18 March 2006 entered into between TPPL and HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT, be and is hereby approved; and

(b) the Directors and each of them be and are hereby authorised to complete and do all such acts and things in connection with the Sale as they or he may consider necessary, desirable or expedient to give effect to this Resolution as they or he may deem fit.

SPECIAL RESOLUTION

Resolution 2: Approval for the Capital Reduction and Capital Distribution

That pursuant to Article 10(A) of the Company's Articles of Association and subject to and contingent upon the passing of Resolution 1 above and the confirmation of the High Court of the Republic of Singapore:

(a) the issued share capital of the Company be reduced by an amount of up to S$794,008,020.88 and that such reduction be effected by returning to shareholders of the Company S$0.37 in cash for each issued and fully paid-up ordinary share in the capital of the Company held as at a books closure date to be determined by the Directors; and

(b) the Directors and each of them be and are hereby authorised and empowered to complete and do all such acts and things as they or he may consider necessary, desirable or expedient to give effect to this Resolution as they or he may deem fit.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary

15 June 2006
Singapore

Notes:

(1) A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 250 North Bridge Road, #15-03/04 Raffles City Tower, Singapore 179101, not less than forty-eight (48) hours before the time appointed for holding the Meeting.

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF SUBSCRIPTION OF A 20% STAKE IN LAI FUNG HOLDINGS LIMITED

Further to the announcement made on 12 March 2006, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand LF (Cayman) Holdings Co., Ltd., a company incorporated in the Cayman Islands, has today completed the subscription of a 20% stake ("the Subscription") in Lai Fung Holdings Limited ("Lai Fung").

Following the completion of the Subscription, Lai Fung has become an indirect associated company of CapitaLand.

Based on the audited consolidated financial statements of CapitaLand for the financial year ended 31 December 2005:

(1) assuming that the Subscription was completed on 1 January 2005, CapitaLand's earnings per share would have been increased from 28.3 cents to 30.8 cents for the year ended 31 December 2005; and

(2) assuming that the Subscription was completed on 31 December 2005, the financial impact on CapitaLand's net tangible assets per share is not significant.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
16 June 2006

CapitaLand

16 June 2006
For Immediate Release

NEWS RELEASE

CapitaLand appoints Wong Heang Fine as the CEO of CapitaLand Integrated, Leisure, Entertainment and Conventions (CapitaLand ILEC) and Dr Lynda Wee as Principal / SVP (Learning & Development)

Singapore, 16 June 2006 **–** CapitaLand Group today announced the appointment of Mr Wong Heang Fine as the CEO of CapitaLand Integrated Leisure, Entertainment and Conventions (CapitaLand ILEC), and Dr Lynda Wee as Senior Vice President (Learning & Development) and Principal of CapitaLand Institute of Management and Business (CLIMB). Both appointments take effect from 19 June 2006.

CapitaLand Integrated Leisure, Entertainment and Conventions (CapitaLand ILEC) is a business unit created to pursue real estate development opportunities that have leisure, entertainment and conventions as their key themes. Mr Wong Heang Fine last held the post of President & CEO of SembCorp Engineers and Constructors, the largest engineering and construction company in South East Asia with extensive operations in the United Kingdom, Middle East, India, China, Malaysia, Indonesia and Vietnam. Prior to this appointment, he was the President and CEO of Cathay Organisation, a diversified listed entertainment and leisure group with a regional presence. His other previous appointments include being in charge of the development of SAFE Bintan Resort which comprises a 4-star resort hotel, two 18-hole signature golf courses and bungalow housing.

Dr Lynda Wee has been appointed as Senior Vice President (Learning & Development) and Principal of CapitaLand Institute of Management and Business (CLIMB) as the CapitaLand Group management believes that a learning institution is necessary for the development of its people in order to enhance human capital. Before joining CapitaLand, Dr Wee was Director, Centre for Innovation and Enterprise, Republic Polytechnic. Prior to that, she was an Adjunct Professor at Cox Business School, South Methodist University, Texas in the United States of America.

Said Mr Liew Mun Leong, President and CEO of CapitaLand Group, "It is important for the CapitaLand Group to strengthen the management bench, keep ahead in the augmenting of top talents within the Group, and ensure a continuous learning environment as our competitors are increasingly international companies. We believe in investing in our human capital.

"Heang Fine has an excellent track record in the areas of entertainment, leisure and large scale resort projects based on his work at Cathay Organisation and Bintan Resort. With this track record, he will help pursue our integrated leisure and entertainment business which is growing significantly in Singapore and abroad. For a start, Heang Fine will lead the team that will drive our bid for the Sentosa Integrated Resort with Kerzner International. Dr Wee will manage our learning institute, called CapitaLand Institute of Management and Business (CLIMB). She is eminently qualified given her proven experience and expertise as a Learning Specialist Consultant for various institutions, including the Ministry of Defence and the Ministry of Education in Singapore, besides tertiary institutions in Malaysia and Thailand."

--- END ---

Issued by: **CapitaLand Limited** *(Co. Regn.: 198900036N)*
Date: **16 June 2006**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Mok Lai Siong
Corporate Communications Manager
Tel: 68233 543

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Miscellaneous	RECEIVED
* Asterisks denote mandatory information	

2006 JUL 18 P 2:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Jun-2006 17:17:52
Announcement No.	00039

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides - "Focus, Balance & Scale - Group Update: China Strategy, Retail Expansion, Singapore Reflation"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	Slides-Teleconference-Macquarie-20Jun06.pdf Total size = **1997K** (2048K size limit recommended)

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CapitaLand

Focus, Balance & Scale

Group Update: China Strategy, Retail Expansion, Singapore Reflation

Olivier LIM, Group Chief Financial Officer
Harold WOO, Senior Vice President Investor Relations


Citadines
APART'HOTEL

June 2006

Disclaimer

This slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Fundamentals of China Expansion

Focus	Balance	Scale
Real Estate (RE) Value Chain:	4 High Growth Regions	Management Centres in Key Locations
RE Development	Diversified Income Streams	Significant Expansion in Platform
RE Investment	Multi-Sector Businesses	Strategic Partnerships
RE Financial Solutions	Trading vs Investment Assets	Acquisitions

China Growth

- **Balanced & Large Scale Expansion**
  - High growth regions
  - Build multi-local presence
- **Leverage Multi-Sector Capabilities**
  - Focus on Core competencies
- **Diversified Income Streams**
- **Long-term Commitment**
  - Long Runway for Growth



Bohai
Economic Rim
Dalian
Qingdao
Yangtze
River Delta
Shanghai
Ningbo
Wenzhou
Xiamen
South West
China
HQ
Pearl
River Delta
Shenzhen
Haikou

CapitaLand

China Residential – Steady Sales

Projects Launched in 2006 (as at 11 June)	% of Launched Units Sold
Oasis Riviera (Ph 3), Shanghai	55%
Parc Trésor, Shanghai	93 %
Westwood Green, Shanghai	87 %
Beijing Orchid Gardens, Beijing	14 %
La Forêt, Zone B & C4, Beijing	95 %
Beau Monde, Guangzhou	87 %



Beau Monde, Tianhe, Guangzhou



Westwood Green, Shanghai

Acquisition & Strategic Partnership for Scale

March 2006

Subscription of 20% Stake in Lai Fung Holdings

(Hong Kong-listed Property Devt. & Investment Co.)

- Possible access to about 1 mil sqm land bank under Lai Fung
  - Mainly in Shanghai & the Pearl River Delta
- CapitaLand to have strategic & active role in Lai Fung's projects
  - By way of equity joint ventures or otherwise.

May 2006

Equal Joint Venture with Chengdu Zhixin ("Zhixin")

(Leading developer in Sichuan Province)

- *Sichuan Zhixin CapitaLand Co., Ltd* ("JV Co.") established in Chengdu
  - Equity injection of S$69 mil each
- JV Co. has 1st right of refusal to Zhixin's future deal flows in Sichuan
  - 5 to 7 development projects in Chengdu already identified
  - 4.5 mil sqm potential GFA
  - ~ 25,000 homes from now till 2014

China & India Retail – Huge Growth Potential



Comparative Penetration of Organised Retail
100%
80%
60%
40%
20%
0%
97%
3%
80%
20%
70%
30%
60%
40%
45%
55%
19%
81%
15%
85%
India
China
Indonesia
Thailand
Malaysia
Taiwan
US
Organised
Traditional

Source: *"The Great Indian Retail Story"*, Ernst & Young.

CapitaLand China Retail Footprint

In Operation ○

1. **Beijing** (Anzhen Mall)
2. **Changsha**
3. **Chongqing** (Jiulongpo)
4. **Shanghai**
   (Dragon Mall & Raffles City)
5. **Weifang**
6. **Wuhu**
7. **Shenzhen (Phase 1)**

Pipeline 2006

1. **Beijing** (Wangjing Mall & Xihuan Plaza Retail Mall) △
2. **> 50% of the 21 retail malls under the Wal-Mart joint venture** (includes malls already in operation) ▲

Pipeline 2007+

1. **Remaining Wal-Mart Pipeline** ▲
2. **Potential investment in another 14 retail malls with Wal-Mart**
   (Estimated total GFA of 600,000m²)


Approximately 30 assets
in 25 cities
(measuring over 16 million sq ft)
Beijing
Tianjin
Weifeng
Zibo
2 cities in Jiangsu
Shanghai
Wuhu
Nanchang
1 other city in Fujian
Zhangzhou
Foshan
Huiyang
Shenzhen
Dongguan
Chengdu
Mianyang
Chongqing
Changsha
Sichuan (1 other city)
Nanhai
Zhanjiang
Maoming

CapitaLand

Integrated China Retail Mall Strategy

(Capital Efficient Platform to Accelerate Growth in Retail Platform & AUM)

CapitaLand

~ 30% Sponsor Stake

~ 45% Sponsor Stake

Incubator Fund

- Fund Size: US$ 425 million
- **Warehouse** quality income generating retail projects
  - On repositioning, enhancements &/or leasing activities completion

Development Fund

- Fund Size: US$ 600 million
- **Invest** in China retail projects
  - To acquire ≥ 70% of the SZITIC Wal-Mart malls up to 2010.
  - Includes new Wal-Mart Asia HQ in Shenzhen

1st Right to Acquire Assets in Both Funds

Proposed China REIT (by 2006)

- Expected to own 7 quality assets worth over S$800 million
  - Pipeline includes Anzhen Mall anchored by Beijing Hualian Group

Joint Venture with Pantaloon Retail (India) Ltd

- **US$75mil investment in Horizon Fund**
  - Target fund size: US$350mil
  - Invest in retail mall developments in India
  - 4 potential projects with total retail GFA of 4.1mil sqft and estimated total asset value of US$330mil identified
- **Setting up of JV retail management company**
  - Manage retail properties owned/managed by Pantaloon, Kshitij Venture Capital Fund, Horizon Fund, and funds/REITs jointly created
- **Setting up of JV fund management company**
  - To create retail Development Fund, Income Fund or REITs
  - CapitaLand will invest 20-40% in these funds or REITs

Pantaloon – Largest Retailer in India with Diversified Business


BANGALORE CE

India Retail Pipeline: 50 Assets


GURGAON
JAIPUR
AHMEDABAD
KOLKATA
MANGALORE

Kshitij Fund & Horizon Fund will

- Develop close to 50 malls spread across 30 cities & 14 states in India
  - Target completion: Next 2-3 years
  - Total retail GFA: ~ 15mil sq ft
  - Estimated total asset value: US$1.2 bil (S$1.9 bil)

Properties	No. of Assets	Retail GFA ('000 sq ft)
To be acquired by Kshitij Fund	14	3,760
To be acquired by Horizon Fund	6	5,150
Leased & Managed by Pantaloon	30	6,422
Total	**50**	**15,332**

* Based on company's estimates. Actual numbers subject to change.

Singapore Reflation

S'pore GDP Growth (quarterly y-o-y)


%
14
12
10
8
6
4
2
0
8.5
12.3
7.4
6.9
3.4
5.7
7.6
8.7
10.6
1Q'04
3Q'04
1Q'05
3Q'05
1Q'06

- **10.6% economic growth in 1Q 2006**
  - 5% to 7% growth projected for 2006
- **Positive growth momentum across major sectors**
- **45,000 jobs created in 1Q 2006**
  - 2.6% Unemployment rate
- **Positive spillover from government initiatives to create vibrant City**
  - Travel, leisure, shopping & MICE focus
  - Revitalisation of Orchard Road
  - Regional hub: Finance, education, R&D, wealth mgmt and health
  - Low corporate and personal tax rates

Sources: Singapore Department of Statistics, Ministry of Trade and Industry

CapitaLand

Singapore Residential – 2006 Launches

Project	Tenure	Description
CityLights	99 year	210 high-rise city units
Varsity Park	99 year	Additional 82 units
RiverGate	Freehold	175 riverfront units
RiverEdge	99 year	Additional 58 units
Scotts Highpark	Freehold	73-unit high rise luxury development
Alexandra Rise	99 year	380-unit high rise urban development


RiverGate


CityLights

Singapore Residential Sales & Performance

- **Successful sales of boutique developments like Tanglin Residences and The Botanic on Lloyd**
  - — Only one S$6 million townhouse left remaining for Tanglin Residences
  - — The Botanic on Lloyd is fully sold
- **Strong sales momentum of high-end market expected to continue**
  - — Translates to robust earnings in 2006



Scotts HighPark

(Launch in June 2006; Private Previews)

- — Strong interest from over 250 local & foreign high net-worth individuals.
- — Unprecedented architectural feature: Private verandas run across entire frontage of apartments.
- — TOP expected in early 2010.

Orchard Turn

- **S$2.2 billion landmark retail cum residential development**
  - — 1.35 mil sqft GFA; Transform Orchard Road; TOP target for 2008
- **Completed S$1.56 billion Syndicated Credit Facilities**
  - — 8 mandated lead arrangers:Calyon, CitiGroup, SCB, SMBC, UOB, BOTM, DBS & Mizuho
  - — Part-finance acquisition costs and finance development of property


Orchard Turn Development (Artist Impression)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Jun-2006 17:33:27
Announcement No.	00048

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Completion of property acquisition in Hong Kong"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott-annc-CompletionOfAcquisition-20Jun06.pdf Total size = **12K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

COMPLETION OF PROPERTY ACQUISITION IN HONG KONG

The Ascott Group Limited (the "**Company**") had made an announcement on 26 April 2006 in relation to, inter alia, the acquisition of a property at 18 Ashley Road, Tsim Sha Tsui, Kowloon, Hong Kong (the "Acquisition").

The Board of Directors of the Company is pleased to announce that the Acquisition was completed today at a total consideration of HK$185.3 million (equivalent to SGD 38.7 million).

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
20 June 2006

Miscellaneous

* Asterisks denote mandatory information

RECEIVED

2006 JUL 19 P 2:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Jun-2006 18:38:27
Announcement No.	00086

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Despatch of Circular to Shareholders"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement on the above matter. For details, please refer to the announcement posted by Raffles on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

DESPATCH OF CIRCULAR TO SHAREHOLDERS

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**" or "**RHL**") refers to the proposed sale (the "**Sale**") of Raffles City by the Company's 45 per cent. associated company, Tincel Properties (Private) Limited, to CapitaCommercial Trust, and the return of up to S$0.70 in cash per RHL share to shareholders of the Company ("**Shareholders**") by way of the proposed capital reduction exercise (the "**Capital Reduction**") by the Company and capital distribution (the "**Capital Distribution**") of S$0.37 in cash per RHL share, and a special interim tax exempt (one-tier) dividend for the financial year ended 31 December 2006 (the "**Special Dividend**") of up to S$0.33 in cash per RHL share.

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 19 March 2006, 24 April 2006 and 13 June 2006 made by the Company in connection with the Sale, the Capital Reduction, the Capital Distribution and the Special Dividend.

The Board wishes to announce that the Company has today despatched the circular to Shareholders (the "**Circular**") dated 15 June 2006 containing, *inter alia*, the details of the Sale, the Capital Reduction and the Capital Distribution, the advice of CIMB-GK Securities Pte. Ltd., the independent financial adviser to the independent Directors of the Company for the purposes of the Sale (the "**Independent Directors**"), the recommendation of the Independent Directors in connection with the Sale, and the recommendation of the Directors in connection with the Capital Reduction, to Shareholders. Further information on the Special Dividend is also contained in the Circular.

The Board would also like to refer Shareholders to the announcement by the Company dated 15 June 2006 setting out the notice of extraordinary general meeting convened in connection with the Sale, the Capital Reduction and the Capital Distribution.

Shareholders who do not receive the Circular within a week from the date hereof should contact the share registrar of the Company in Singapore, namely Lim Associates (Pte) Ltd situate at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
Singapore, 20 June 2006

CIRCULAR DATED 15 JUNE 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, accountant, solicitor or other professional adviser immediately.

If you have sold or transferred all of your shares in the capital of Raffles Holdings Limited (the "**Company**"), you should immediately forward this Circular together with the Notice of Extraordinary General Meeting and the accompanying Proxy Form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

Raffles HOLDINGS

A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

CIRCULAR TO SHAREHOLDERS

in relation to the

(1) PROPOSED SALE OF RAFFLES CITY BY TINCEL PROPERTIES (PRIVATE) LIMITED; AND

(2) PROPOSED CAPITAL REDUCTION AND CAPITAL DISTRIBUTION TO SHAREHOLDERS

Financial Adviser to the Company

DBS

DBS BANK LTD

(Incorporated in the Republic of Singapore)
Company Registration Number 196800306E

Independent Financial Adviser to the Independent Directors

CIMB

CIMB-GK SECURITIES PTE. LTD.

(Incorporated in the Republic of Singapore)
Company Registration Number 198701621D

IMPORTANT DATES AND TIMES:

Last Date and Time for Lodgement of Proxy Form	:	Tuesday, 11 July 2006 at 10.00 a.m.
Date and Time of Extraordinary General Meeting	:	Thursday, 13 July 2006 at 10.00 a.m.
Place of Extraordinary General Meeting	:	NTUC Auditorium, NTUC Centre One Marina Boulevard, Level 7 Singapore 018989

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout except where the context otherwise requires:

"ACRA"	:	The Accounting and Corporate Regulatory Authority in Singapore
"Act"	:	The Companies Act, Chapter 50 of Singapore
"Auditors"	:	PricewaterhouseCoopers, being the auditors of the Company
"Award"	:	A contingent award of Shares granted pursuant to the RHL Share Plans
"Board"	:	The board of directors of the Company
"Books Closure Date"	:	A date and time to be announced on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlement of Shareholders to the Capital Distribution and the Special Dividend
"Call Option"	:	The call option granted by TPPL to the CCT Trustee in accordance with the Option Agreement (as defined herein) pursuant to which the CCT Trustee has the right to require TPPL to sell Raffles City to the CCT Trustee or the Joint Ownership Vehicle (as defined herein) on the terms and conditions of the Sale and Purchase Agreement (as defined herein)
"CapitaLand"	:	CapitaLand Limited
"Capital Distribution"	:	The proposed capital distribution of S$0.37 for each Share held as at the Books Closure Date to Shareholders pursuant to the Capital Reduction
"Capital Reduction"	:	The proposed capital reduction exercise under Section 78A read with Section 78G of the Act to be carried out by the Company to effect the Capital Distribution
"CCT"	:	CapitaCommercial Trust
"CCT Trustee"	:	HSBC Institutional Trust Services (Singapore) Limited
"CCT Unit"	:	A unit representing an undivided interest in CCT
"CCT Unitholders"	:	Holders of CCT Units
"CCTML"	:	CapitaCommercial Trust Management Limited
"CDP"	:	The Central Depository (Pte) Limited
"CIMB-GK"	:	CIMB-GK Securities Pte. Ltd.
"CMT"	:	CapitaMall Trust
"CMT Unit"	:	A unit representing an undivided interest in CMT
"CMT Unitholders"	:	Holders of CMT Units

"CMTML"	:	CapitaMall Trust Management Limited
"Company" or **"RHL"**	:	Raffles Holdings Limited
"Completion"	:	Completion of the Sale which will take place on (a) the date falling 45 days after the date of the Sale and Purchase Agreement; or (b) 31 August 2006, whichever is later
"Conditions Precedent"	:	The TPPL Conditions (as defined herein) and the Trustee Conditions (as defined herein)
"DBS Bank"	:	DBS Bank Ltd
"Directors"	:	The directors of the Company as at the date of this Circular
"Effective Date"	:	The date on which the Capital Reduction becomes effective
"EGM"	:	The extraordinary general meeting of the Company to be held on 13 July 2006 (and any adjournment thereof)
"ERCC"	:	Executive Resource and Compensation Committee, a board committee of the Company
"FY"	:	Financial year ended or ending 31 December
"FY2005 Results Announcement"	:	The Company's FY2005 Full Year Financial Statement and Dividend Announcement dated 10 February 2006, based on the Company's FY2005 audited consolidated financial statements
"Group"	:	The Company, its subsidiaries and associated companies
"Head Lessor"	:	The President of the Republic of Singapore and his successors in office
"High Court"	:	The High Court of the Republic of Singapore
"Independent Directors"	:	Directors who are considered independent for the purposes of the Sale, namely Ms Jennie Chua Kheng Yeng, Mr Giam Chin Toon, Ms Chew Gek Khim, Mr Christopher Forbes, Dr Loo Choon Yong, Mr Aman Mehta and Mr Tan Ngiap Joo
"IRAS"	:	Inland Revenue Authority of Singapore
"Knight Frank"	:	Knight Frank Pte. Ltd.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 5 June 2006
"Listing Manual"	:	SGX-ST Listing Manual
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"NTA"	:	Net tangible assets
"Optionholders"	:	Holders of Share Options

"Put Option"	:	The put option granted by the CCT Trustee to TPPL in accordance with the Option Agreement (as defined herein) pursuant to which TPPL has the right to require the CCT Trustee to purchase from it Raffles City on the terms and conditions of the Sale and Purchase Agreement (as defined herein)
"Raffles City"	:	The "Raffles City" complex, comprising the office tower known as "Raffles City Tower", the podium block known as the "Raffles City Shopping Centre" and two hotel towers known as "Raffles The Plaza" and "Swissôtel The Stamford"
"REIT"	:	Real estate investment trust
"RHL Share Option Plan"	:	The Raffles Holdings Share Option Plan which was approved and adopted by the Company on 27 April 2001
"RHL Share Plans"	:	The Raffles Holdings Performance Share Plan and the Raffles Holdings Restricted Stock Plan, collectively, which were approved and adopted by the Company on 27 April 2001
"Sale and Purchase Agreement"	:	The sale and purchase agreement to be entered into by TPPL and the CCT Trustee or the Joint Ownership Vehicle (as defined herein) on the exercise of the Call Option by the CCT Trustee or the exercise of the Put Option by TPPL
"Securities Account"	:	A securities account maintained by a Depositor with CDP but not including a securities sub-account
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Share Options"	:	Share options to subscribe for new Shares granted pursuant to the RHL Share Option Plan
"Shareholders"	:	The registered holders of the Shares, except that where the registered holder is CDP, the term "Shareholders" shall in relation to those Shares, mean Depositors whose Securities Accounts are credited with those Shares
"Shares"	:	Ordinary shares in the capital of the Company
"Special Dividend"	:	The proposed distribution of up to S$0.33 in cash by the Company to Shareholders for each Share held as at the Books Closure Date by way of a special dividend payable as an interim tax exempt (one-tier) dividend for FY2006
"Substantial Shareholder"	:	A person who, in accordance with the Act, has an interest in not less than 5 per cent. of the issued voting Shares of the Company
"Temasek"	:	Temasek Holdings (Private) Limited
"Tincel"	:	Tincel Limited
"TPPL"	:	Tincel Properties (Private) Limited
"TPPL Shareholders' Agreement"	:	The shareholders' agreement dated 13 June 2001 entered into between the Company and Tincel

"**per cent.**" or "**%**"	:	Per centum or percentage
"**sq m**"	:	Square metres
"**S$**"	:	Singapore dollars

The terms "**Depositor**" and "**Depository Agent**" shall have the meanings ascribed to them respectively in Section 130A of the Act.

Except where specifically defined, the terms "we", "us" and "our" in this Circular refer to the Group.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons, where applicable, shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and not otherwise defined in the Circular shall have the same meaning assigned to it under the Act or any statutory modification thereof, as the case may be.

Any reference to a time of day and date in this Circular is made by reference to Singapore time and date unless otherwise stated.

INDICATIVE TIMETABLE

The following are the indicative dates and times for the Completion, the Capital Reduction, the Capital Distribution and payment of the Special Dividend:

Last date and time for lodgement of Proxy Forms for the EGM	:	11 July 2006 at 10.00 a.m.
Date and time of EGM	:	13 July 2006 at 10.00 a.m.
Expected date of Completion	:	*31 August 2006 or the date falling 45 days after the date of the Sale and Purchase Agreement, whichever is later*
Expected date for High Court approval of the Capital Reduction	:	*5 October 2006*
Expected Books Closure Date for the Capital Distribution and the Special Dividend	:	*12 October 2006 at 5.00 p.m.*
Expected Effective Date of the Capital Reduction	:	*13 October 2006*
Expected Payment Date for the Capital Distribution and the Special Dividend	:	*13 October 2006*
Expected date of announcement of terms of clean exit for Shareholders	:	*In the fourth quarter of 2006, after completion of Capital Distribution and payment of Special Dividend*

Notes:

(1) The timetable above is only indicative and the actual dates of the above events in italics will be announced in due course.

(2) Proxy Forms should be duly completed and deposited at the registered office of the Company at 250 North Bridge Road, #15-03/04 Raffles City Tower, Singapore 179101, not less than 48 hours before the time appointed for the EGM. Completion and return of a Proxy Form will not preclude a Shareholder from attending and voting in person at the EGM in place of his proxy.

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

Directors:	**Registered Office:**
Mr Cheng Wai Keung *(Chairman)*	250 North Bridge Road
Mr Liew Mun Leong *(Deputy Chairman)*	#15-03/04 Raffles City Tower
Ms Jennie Chua Kheng Yeng *(President & Chief Executive Officer)*	Singapore 179101
Mr Giam Chin Toon	
Ms Chew Gek Khim	
Mr Tham Kui Seng	
Mr Christopher Forbes	
Mr Lui Chong Chee	
Dr Loo Choon Yong	
Mr Aman Mehta	
Mr Tan Ngiap Joo	

15 June 2006

To: The Shareholders of Raffles Holdings Limited

Dear Sir/Madam

(1) THE PROPOSED SALE OF RAFFLES CITY BY TINCEL PROPERTIES (PRIVATE) LIMITED; AND

(2) THE PROPOSED CAPITAL REDUCTION AND CAPITAL DISTRIBUTION TO SHAREHOLDERS

1. INTRODUCTION

1.1 **Sale.** On 19 March 2006, the Company announced that its 45 per cent. associated company, TPPL, had on 18 March 2006, entered into a conditional put and call option agreement (the "**Option Agreement**") for the sale (the "**Sale**") of Raffles City for **S$2,085 million**. The other 55 per cent. of TPPL is owned by Tincel, a company not related to the Group or the CapitaLand group.

As approval of the Sale at both the TPPL board and shareholder levels would be decided on the basis of a simple majority, the Company and the Group, with only a 45 per cent. interest in TPPL, do not have control over TPPL, and Tincel would be able to procure approvals for the Sale at both the board and shareholder levels at TPPL. The Sale also does not fall within the ambit of Chapter 9 of the Listing Manual relating to interested person transactions. However, as the Company's remaining businesses following the divestment of the hotel business on 30 September 2005 comprise principally its 45 per cent. interest in Raffles City held through TPPL, the Directors have requested that the Sale be made conditional upon the approval of Shareholders in order that Shareholders are able to directly participate in deciding on the Sale. As CapitaLand has interests in each of CCT, CMT and the Company, CapitaLand will abstain from voting on the Sale.

The Sale is also conditional upon, *inter alia*, the approval of CCT Unitholders.

1.2 **Distribution of Cash to Shareholders.** Upon completion of the Sale, the Group's assets will consist substantially of cash from the proceeds of the Sale. As the Company does not intend to invest in or acquire any new businesses with the cash proceeds of the Sale, the Company also announced on 19 March 2006, a proposed distribution of all available cash to Shareholders, with the actual amount to be distributed being determined based on the NTA of the Company, and after making provisions for tax and other liabilities.

The cash has been and will be distributed through the following means:

(a) a first and final dividend of S$0.02 per Share in respect of FY2005 paid in May 2006;

(b) up to S$0.70 per Share to be returned to Shareholders in the fourth quarter of 2006 through the Capital Distribution of S$0.37 per Share and the Special Dividend of up to S$0.33 per Share, after the Company has received the proceeds from the Sale and obtained the necessary regulatory approvals, including but not limited to, the sanction of the High Court for the Capital Reduction and after making provisions for tax and other liabilities; and

(c) any residual NTA in the Company upon the completion of the Capital Distribution and payment of the Special Dividend will be taken into account in any structure implemented to provide Shareholders with a clean exit from their Shares.

1.3 **Clean Exit for Shareholders.** On 24 April 2006, the Company also announced that it was exploring various options to provide Shareholders with a clean exit from their Shares upon completion of the Sale, the Capital Distribution and payment of the Special Dividend, including but not limited to a voluntary delisting of the Shares with an exit offer in cash to be made to Shareholders. The Company expects to be in a position to finalise and announce the terms of such exit for Shareholders in the fourth quarter of 2006 after receiving the proceeds from the Sale and the completion of the Capital Distribution and the payment of the Special Dividend.

1.4 **Circular.** The purpose of this Circular is to provide Shareholders with relevant information relating to the Sale, the Capital Reduction, the Capital Distribution and the Special Dividend, including the rationale and financial effects on the Group, and to seek Shareholders' approval for the Ordinary Resolution relating to the Sale and the Special Resolution relating to the Capital Reduction and the Capital Distribution, both to be proposed at the EGM, notice of which is set out on page 48 of this Circular.

2. RATIONALE AND USE OF THE PROCEEDS

2.1 **Rationale.** Following the divestment of the hotel business in 2005, the remaining businesses of the Group comprised principally its 45 per cent. interest in Raffles City held through TPPL and the contract to manage Raffles City. TPPL owns the whole of Raffles City, which comprises the office tower known as "Raffles City Tower", the podium block known as the "Raffles City Shopping Centre" and two hotel towers known as "Raffles The Plaza" and "Swissôtel The Stamford".

Following the divestment of the Group's hotel business on 30 September 2005, the Board appointed DBS Bank to assist the Company in reviewing options for the Company to further realise value for Shareholders, including but not limited to:

(a) pursuing a new related business;

(b) maintaining the Company's 45 per cent. interest in TPPL and adopting a 100 per cent. dividend pay-out policy; and

(c) unlocking value from its 45 per cent. interest in Raffles City.

On 10 February 2006, the Company announced that the Board is of the view that Shareholders' interests were best served by focusing on the third option.

Following extensive negotiations, TPPL received a firm offer from CCT to acquire the whole of Raffles City for a property purchase price of S$2,085 million. This offer price compares favourably against an independent valuation of Raffles City dated 16 March 2006 by Knight Frank (the "**Knight Frank Valuation**"), jointly commissioned by TPPL, the Company and Tincel, which valued Raffles City at an assessed market value of S$2,081.8 million, subject to all existing and proposed tenancies and occupancy arrangements, and assuming that the capital expenditure works under the A&A Works Contracts (as defined in paragraph 4.2 below) would be completed and after deducting the costs to complete such capital expenditure works estimated at S$41 million.

The Board believes that unlocking optimal value from Raffles City would only be achieved for Shareholders by divesting the whole of Raffles City together with Tincel, and not just a partial stake thereof. In collaboration with Tincel, the 55 per cent. shareholder of TPPL, the Company is willing to also sell its 45 per cent. interest in Raffles City so that Raffles City will be sold by TPPL as a whole. The Sale would fulfil the third option by realising value from the Company's 45 per cent. interest in Raffles City.

2.2 **Use of the Proceeds.** TPPL will be distributing the net cash proceeds from the Sale to its shareholders, Tincel and the Company. As the Company does not intend to use the proceeds it receives pursuant to the distribution by TPPL or its existing cash to invest in, or acquire, any new businesses, the Company intends to return all available cash to Shareholders as soon as practicable after Completion.

The Company announced on 13 June 2006 that it proposed to distribute S$0.37 in cash per Share by way of the Capital Reduction and up to S$0.33 in cash per Share by way of the Special Dividend. The Special Dividend will be paid out of the Company's retained earnings and gain on the Sale. The actual amount to be returned to Shareholders by way of the Special Dividend will only be determined after the receipt of the proceeds from the Sale and provisions for tax and other liabilities have been made. The Company intends to announce the actual amount of the Special Dividend after 30 September 2006.

3. INFORMATION ON CCT, CMT AND THE JOINT OWNERSHIP VEHICLE

3.1 **CCT and CMT.** CCT and CMT are both REITs listed on the Main Board of the SGX-ST, with the objective of owning and investing in real estate and real estate related assets which are used, or pre-dominantly used for commercial purposes and retail purposes respectively. CCT is managed by CCTML and CMT is managed by CMTML. Both CCTML and CMTML are wholly-owned indirect subsidiaries of CapitaLand. CapitaLand is also the controlling unitholder of both CCT and CMT, holding approximately 37.40 per cent. and 33.95 per cent. interest in CCT and CMT respectively as at the Latest Practicable Date.

3.2 **Joint Ownership.** CCT proposes to establish a joint ownership vehicle (the "**Joint Ownership Vehicle**") with CMT for the purposes of holding Raffles City for the benefit of CCT and CMT. CCT would hold 60 per cent. of the Joint Ownership Vehicle and CMT would hold the remaining 40 per cent.

4. PRINCIPAL TERMS OF THE SALE

4.1 **Option Agreement.** Under the terms of the Option Agreement, the CCT Trustee has granted TPPL the Put Option, and TPPL has granted the CCT Trustee the Call Option.

The CCT Trustee may exercise the Call Option during the period commencing on either the date on which TPPL issues and serves notice on the CCT Trustee that the TPPL Conditions have been satisfied, or if applicable waived, or on the date of which the CCT Trustee issues and serves notice on TPPL that the Trustee Conditions have been satisfied, or if applicable waived, whichever is the later, and ending at 5.00 p.m. on the date falling five business days thereafter (the "**Call Option Period**"). TPPL may exercise the Put Option during the period commencing immediately after the expiry of the Call Option Period and ending at 5.00 p.m. five business days thereafter.

Notwithstanding the above, the CCT Trustee cannot exercise the Call Option and TPPL cannot exercise the Put Option unless and until all the Conditions Precedent have been satisfied, or if applicable, waived.

4.2 **Consideration.** Under the terms of the Sale and Purchase Agreement, the property purchase price payable for Raffles City is S$2,085 million (the "**Property Purchase Price**"). The CCT Trustee or the Joint Ownership Vehicle will pay an additional S$40 million ("**Additional Payments**") for certain property-related liabilities assumed by TPPL, and reimburse or assume costs for certain capital expenditure incurred by TPPL, including but not limited to certain asset enhancement works relating to Raffles City, as at completion of the Sale up to an amount of S$41 million under certain works contracts ("**A&A Works Contracts**").

The Property Purchase Price, the Additional Payments and any reimbursement to be paid in relation to the A&A Works Contracts will be paid in cash to TPPL upon Completion.

The Property Purchase Price was arrived at following negotiations on a willing seller, willing buyer basis, and referenced against the Knight Frank Valuation.

4.3 **Conditions Precedent.** The Sale is subject to and conditional upon, *inter alia*:

(a) the passing of a resolution by Shareholders to approve the Sale;

(b) the Company not exercising its call option ("**RHL Call Option**") to acquire Tincel's 55 per cent. interest in TPPL pursuant to the terms of the TPPL Shareholders' Agreement;

(c) TPPL obtaining a ruling from IRAS to the effect that there is no tax payable by TPPL on the gain arising from the sale of Raffles City (the "**IRAS Ruling**");

(d) the approval of the Head Lessor of Raffles City for the Sale;

(collectively, the "**TPPL Conditions**"),

(e) the passing of a resolution by CCT Unitholders to approve the Sale; and

(f) the approval of the Head Lessor for (i) the mortgage and/or charge of Raffles City by the CCT Trustee or the Joint Ownership Vehicle; and (ii) the entry by the CCT Trustee or the Joint Ownership Vehicle of the leases and/or licences in respect of Raffles City or any part(s) thereof,

(collectively, the "**Trustee Conditions**").

Further details on the RHL Call Option are set out in paragraph 5.5 below.

As CMT would hold a 40 per cent. interest in the Joint Ownership Vehicle, for the Joint Ownership Vehicle to acquire Raffles City, a resolution approving the Sale will be required to be passed by CMT Unitholders. However, the Sale is **not** conditional upon the approval of CMT Unitholders. Should CMT Unitholders not pass such a resolution, the Joint Ownership Vehicle will not execute the Sale and Purchase Agreement to acquire Raffles City on Completion. Instead, subject to the satisfaction, or if applicable waiver, of the Conditions Precedent, the CCT Trustee will execute the Sale and Purchase Agreement and proceed to acquire Raffles City on Completion.

4.4 **IRAS Ruling.** TPPL has received, on 5 May 2006, a ruling from IRAS that, based on certain assumptions, the gain arising from the Sale is capital in nature and not subject to tax under Section 10(1)(a) of the Income Tax Act, Chapter 134 of Singapore for the Year of Assessment 2007.

4.5 **Head Lessor's Approval for CCT and the Joint Ownership Vehicle.** CCTML has received, for and on behalf of CCT and the Joint Ownership Vehicle, on 31 May 2006 the approval of the Singapore Land Authority, for and on behalf of the Head Lessor, for (a) the mortgage and/or charge of Raffles City by the CCT Trustee or the Joint Ownership Vehicle; (b) the entry into by the CCT Trustee or the Joint Ownership Vehicle of leases and/or licences in respect of Raffles City or any part(s) thereof; and (c) (where the CCT Trustee or the Joint Ownership Vehicle intends to raise funds by way of a securitisation exercise) the assignment and transfer by the mortgagee or chargee of its rights under, *inter alia*, the mortgage or charge in favour of a security trustee.

5. INFORMATION ON RAFFLES CITY

5.1 **Raffles City.** Raffles City is a comprehensive commercial development comprising the following as at the Latest Practicable Date:

(a) "Raffles City Tower", a 42-storey office block with 34,851.5 sq m of office space;

(b) a seven storey podium with three basement level car parks which accommodates "Raffles City Shopping Centre", the shopping centre with 28,381.6 sq m of retail space; and

(c) "Raffles The Plaza" and "Swissôtel The Stamford", two hotels with 2,032 guest rooms in total.

The land plot on which Raffles City stands is approximately 30,816.4 sq m, is bounded by North Bridge Road, Stamford Road, Bras Brasah Road and Beach Road, and has a leasehold tenure of 99 years with effect from 16 July 1979.

5.2 **Prospects of Raffles City and Knight Frank Valuation.** The Company has, in its FY2005 Results Announcement, made the following commentary in relation to Raffles City:

"The Group's Continuing Business comprises its share of income from Tincel Properties and contract to manage the Raffles City Complex. Tincel Properties derives its earnings from lease payments from the two hotels, rental income from the retail and commercial office space in Raffles City.

Raffles City Shopping Centre will focus on the launch of The Raffles MarketPlace in July 2006 while continuing in parallel to leverage on its asset enhancement initiatives and further enhance its tenancy mix to reflect a stronger focus on fashion, lifestyle and the arts. In the marketing arena, RCSC will also pursue initiatives to strengthen its alliances with strategic partners to further enhance its desired customer profile and mix. RCT will continue to retain its existing tenants and attract new ones through innovative and competitive lease packaging.

The Ministry of Trade and Industry has forecast healthy economic growth for Singapore in 2006 ranging between 3.0% and 5.0%. Tourist arrivals are also forecast by the Singapore Tourism Board to grow steadily from 8.9 mil visitors in 2005 to 9.4 mil visitors in 2006. The outlook for retail property market is expected to be stable with moderate increases in rental rates. In 2006, 19% of the lettable space for RCSC will be due for renewal. Leasing activities for office space are projected to remain strong in 2006. Prime and Grade A office rents are projected to rise 20% in 2006, translating to average rents of $6.20 psf and $7 psf respectively. In 2006, 46.5% of lettable space in RCT will be due for renewal.

Looking ahead, the Group expects Tincel Properties' performance to be underpinned by these healthy growth forecast.

The Group expects its performance in Q1 2006 to be profitable in line with the positive outlook for Tincel Properties. The year on year comparison for Q1 2006 will however be moderated by the higher base of comparison in Q1 2005 which included the Hotel Business that the Group had divested on 30 September 2005. The Group also expects its performance for the whole of 2006 to be profitable. The year on year comparison will however be moderated by the higher base of comparison for FY05 which included 9 months of hotel operations as well as the high exceptional gain derived from the divestment of its Hotel Business in 2005."

The Knight Frank Valuation valued Raffles City at an assessed market value of S$2,081.8 million and has taken into consideration, *inter alia*, the ongoing and future asset enhancements of Raffles City, operating and rental income growth as well as lease renewals.

The Knight Frank Valuation certificate is set out in Appendix 3 of this Circular.

5.3 **Asset Value.** As at 31 December 2005, the book value of the Group's 45 per cent. interest in TPPL was S$704.5 million. On a pro forma basis, assuming the Sale had taken place on 31 December 2005, the Group's 45 per cent. interest in TPPL would be S$924.3 million. This represents an excess over the book value of the Group's 45 per cent. interest in TPPL of S$219.8 million.

5.4 **Net Profit.** Assuming the Sale had taken place on 31 December 2005, the Group's share of gain arising from the Sale, including the realisation of reserves and net of estimated transaction costs, is S$435.1 million.

5.5 **RHL Call Option.** On 1 June 2001, as part of the securitisation of Raffles City, the Company entered into a sale and purchase agreement with Tincel in connection with the sale of a 55 per cent. interest in TPPL by the Company to Tincel. On completion of the sale of the 55 per cent. interest in TPPL by the Company to Tincel, the Company and Tincel entered into the TPPL Shareholders' Agreement to regulate their relationship *inter se* as shareholders in TPPL. Pursuant to the terms of the TPPL Shareholders' Agreement, Tincel irrevocably granted to the Company the RHL Call Option to require Tincel to sell to the Company, all (and not some only) of Tincel's shares in TPPL, representing 55 per cent. of the issued share capital of TPPL. The Company is entitled to exercise the RHL Call Option within 30 days upon, *inter alia*, the receipt of a *bona fide* firm offer in writing from a third party to purchase the whole (and not part only) of Raffles City which TPPL proposes to accept. The Company is therefore entitled to exercise the RHL Call Option pursuant to the execution of the Option Agreement by TPPL with the CCT Trustee.

The Company will not exercise the RHL Call Option as:

(a) the non-exercise of the RHL Call Option is consistent with the Board's decision to unlock value from its 45 per cent. interest in Raffles City held through TPPL, and the Board is of the view that optimal value would be achieved by divesting the whole of Raffles City together with Tincel; and

(b) the Sale is conditional upon the Company not exercising the RHL Call Option.

The RHL Call Option is not revoked should the Sale not proceed for any reason, and the Company will continue to be entitled to exercise the RHL Call Option if TPPL receives another *bona fide* firm offer from another third party to purchase the whole of Raffles City.

6. CHAPTERS 9 AND 10 OF THE LISTING MANUAL

6.1 **Chapter 10.** The relative figures for the Sale computed on the bases set out in Rule 1006 of the Listing Manual are as follows:

Rule 1006	Bases	Sale (S$ million)	RHL Group (S$ million)	Relative Figures (%)
(a)	Net asset value of Raffles City attributable to the Company's 45 per cent. interest, compared with the Group's net asset value	727.6	1,324.8	54.9
(b)	Net profit attributable to the Company's 45 per cent. interest of Raffles City(1) compared with the Group's net profits(1)	44.5	42.2	105.4
(c)	45 per cent. of the cash proceeds received by TPPL(2) compared with the Group's market capitalisation(3)	963.6	1,787.6	53.9

Notes:

(1) Based on net profit before income tax, minority interests and exceptional items. In respect of Raffles City, net profit refers to that of TPPL and for the Group, net profit is based on continuing operations (i.e. excluding the hotel business) for FY2005.

(2) Assuming the Sale was completed on 31 December 2005.

(3) The Group's market capitalisation is based upon 2,122,323,850 Shares in issue as at 17 March 2006, being the last market day prior to the announcement of the Sale, multiplied by the volume-weighted average price of the Shares transacted on 17 March 2006.

6.2 **Interests of CapitaLand and Chapter 9.** As at the Latest Practicable Date, CapitaLand holds an aggregate indirect interest in 335,220,055 CCT Units, representing approximately 37.40 per cent. of CCT Units in issue, and an aggregate indirect interest in 469,044,775 CMT Units, representing approximately 33.95 per cent. of CMT Units in issue. As at the Latest Practicable Date, CapitaLand (through its subsidiaries) also has a deemed interest in 1,249,273,450 Shares, representing approximately 58.69 per cent. of the Shares in issue. CapitaLand is therefore a controlling shareholder of the Company and is deemed to be an interested person as defined in Chapter 9 of the Listing Manual ("**Chapter 9**"). However, an "entity at risk" as defined in Chapter 9 would only include an associated company of the Company provided that the Group, or the Group and the interested person, has control over the associated company. Given that the Company only holds a 45 per cent. interest in TPPL, the Sale would therefore not fall within the ambit of Chapter 9 as TPPL is not an associated company which the Group, or the Group and CapitaLand, has control over.

As approval of the Sale at both the TPPL board and shareholder levels would be decided on the basis of a simple majority, Tincel, with its 55 per cent. interest in TPPL, would be able to procure approvals for the Sale at both the board and shareholder levels in TPPL. However, as the Company's remaining businesses following the divestment of the hotel business on 30 September 2005 comprise principally its 45 per cent. interest in Raffles City held through TPPL, and CapitaLand, by virtue of its interests in the Company, CCT and CMT, is deemed to be interested in the Sale, the Directors have requested, and the parties have agreed, for the Sale

to be conditional upon the approval of Shareholders, with CapitaLand abstaining from voting on the Ordinary Resolution relating to the Sale at the EGM.

7. CAPITAL REDUCTION AND CAPITAL DISTRIBUTION

7.1 **Capital Distribution.** As the Company does not intend to invest in, or acquire any new businesses following the Sale, the Company intends to distribute all available cash to Shareholders. On 13 June 2006, the Company announced, *inter alia*, that it proposed to distribute S$0.37 in cash for each Share held as at the Books Closure Date by way of the Capital Reduction.

7.2 **Share Options and Awards.** The Company has granted Share Options under the RHL Share Option Plan which are exercisable into Shares. The Company may also grant Awards under the RHL Share Plans pursuant to which the Company may, subject to conditions being fulfilled, deliver Shares, free of payment, to holders of such Awards, either in the form of new Shares or existing Shares, upon the vesting of the Awards, or pay cash, rather than deliver Shares.

Based on the 2,128,419,871 Shares in issue as at the Latest Practicable Date, an aggregate amount of approximately S$788 million will be returned to Shareholders pursuant to the Capital Reduction. The actual amount of the aggregate Capital Distribution to be paid pursuant to the Capital Reduction will be based on the share capital of the Company as at the Books Closure Date, taking into account the issue of new Shares arising from the exercise of any Share Options and the vesting of Awards described above, on or before the Books Closure Date.

As at the Latest Practicable Date:

(a) there were outstanding Share Options enabling holders thereof to subscribe for an aggregate of 17,547,753 Shares, of which 9,028,584 Share Options may be vested and exercisable on or before the Books Closure Date; and

(b) there were no outstanding Awards.

7.3 **Effect.** The overall effect of the Capital Reduction is to cancel an aggregate amount of approximately S$788 million from the share capital of the Company as at the Latest Practicable Date, which will be distributed to Shareholders. Assuming that all of the outstanding Share Options as at the Latest Practicable Date are exercised, the aggregate amount to be cancelled from the share capital of the Company will be approximately S$794 million.

There will be no change in the number of Shares in the capital of the Company held by Shareholders immediately after the Capital Reduction.

7.4 **Conditions.** The implementation of the Capital Reduction and the Capital Distribution is conditional upon, *inter alia,* the following:

(a) the completion of the Sale and the receipt of the proceeds from the Sale by the Company;

(b) the passing of a special resolution by Shareholders approving the Capital Reduction and the Capital Distribution at the EGM;

(c) the approval and confirmation of the High Court for the Capital Reduction;

(d) a copy of the Order of Court sanctioning the Capital Reduction together with the other documents prescribed under the Act (the "**Prescribed Documents**") being electronically filed with the ACRA; and

(e) the approval of all other relevant regulatory authorities.

7.5 **Funds for the Capital Distribution.** The Capital Distribution will be made out of existing cash and the proceeds from the Sale. In a letter dated 9 June 2006 addressed to the Directors, the Auditors have reported that the Company's share capital as at 5 June 2006 of S$789 million is more than the proposed capital distribution of approximately S$788 million based on the share capital of the Company as at the Latest Practicable Date. The Auditors have also reported that assuming that all the Share Options outstanding as at the Latest Practicable Date are exercised, the adjusted share capital as at 5 June 2006 of S$796 million is more than the proposed distribution of approximately S$794 million.

7.6 **Adjustments to the Share Options and Awards.** Pursuant to the rules of the RHL Share Option Plan, the ERCC may determine that adjustments to the terms of the outstanding Share Options be made pursuant to the Capital Reduction. Should the ERCC determine that adjustments are to be made to the terms of the outstanding Share Options, such adjustments (if any) will be made on the date on which the Capital Distribution takes effect, being the date on which the Order of Court confirming the Capital Reduction and the Prescribed Documents are electronically filed with the ACRA.

7.7 **Payment Date.** On the electronic filing of the office copy of the Order of Court confirming the Capital Reduction and the Prescribed Documents with the ACRA, the Special Resolution for the Capital Reduction shall take effect, and the Capital Distribution shall be made thereafter. Subject to the conditions in paragraph 7.4 above being satisfied, it is currently expected that the Capital Distribution to be made pursuant to the Capital Reduction will be paid to Shareholders on or about 13 October 2006.

8. SPECIAL DIVIDEND

8.1 **Aggregate Amount of Special Dividend.** On 24 April 2006, the Company announced that the Company's available cash would also be returned to Shareholders by way of a special dividend. On 13 June 2006, the Company announced, *inter alia*, that the Special Dividend would be an amount of up to S$0.33 in cash for each Share held as at the Books Closure Date, subject to certain conditions as set out in paragraph 8.2 below. Based on the 2,128,419,871 Shares in issue as at the Latest Practicable Date and on the basis of the Special Dividend of S$0.33 per Share, the aggregate amount of the Special Dividend will be approximately S$702 million. Assuming that all of the outstanding Share Options as at the Latest Practicable Date are exercised and on the basis of the Special Dividend of S$0.33 per Share, the aggregate amount of the Special Dividend will be approximately S$708 million. The Special Dividend will be paid out of the Company's retained earnings and gain on the Sale.

The actual amount to be returned to Shareholders by way of the Special Dividend will only be determined after the receipt of the proceeds from the Sale and provisions for tax and other liabilities have been made. The Company intends to announce the actual amount of the Special Dividend after 30 September 2006.

8.2 **Conditions.** As the Special Dividend is an interim dividend for FY2006, the Special Dividend is **not** conditional upon the approval of Shareholders at the EGM. However, the Special Dividend is conditional upon:

(a) the completion of the Sale and the receipt of the proceeds from the Sale by the Company; and

(b) the Capital Reduction becoming effective.

8.3 **Taxation.** The Special Dividend will be treated as a tax exempt (one-tier) dividend.

Shareholders should note that the foregoing statement is not to be regarded as advice on the tax position of any Shareholder or on any tax implications arising from the Special Dividend.

Shareholders who are in doubt as to their respective tax positions or any such tax implications or who may be subject to tax in a jurisdiction outside Singapore should consult their own professional advisers.

8.4 **Adjustments to the Share Options and Awards.** Pursuant to the rules of the RHL Share Option Plan, the ERCC may determine that adjustments to the terms of the outstanding Share Options be made pursuant to the payment of the Special Dividend. Should the ERCC determine that adjustments are to be made to the terms of the outstanding Share Options, such adjustments (if any) will be made on the date of the payment of the Special Dividend.

8.5 **Payment Date.** Subject to the conditions in paragraph 8.2 above being satisfied, it is currently expected that the Special Dividend will be paid to Shareholders at the same time as the Capital Distribution.

9. CLEAN EXIT FOR SHAREHOLDERS

Following completion of the Sale, the Capital Reduction, Capital Distribution and payment of the Special Dividend, the Company would not have any material assets or businesses, and would have distributed all of its available cash to Shareholders, subject to provisions made for tax and other liabilities. **As the Company does not intend to invest in or acquire any new businesses, Shareholders should note that the SGX-ST may suspend trading of the Shares after Completion, and may delist the Shares from the Official List of the SGX-ST 12 months from the suspension date.**

On 24 April 2006, the Company announced, *inter alia*, that it was exploring various options to provide Shareholders with a clean exit from their Shares upon Completion and the distribution of all available cash, including but not limited to a voluntary delisting of the Shares with an exit offer in cash to be made to Shareholders.

The Company expects to be in a position to finalise and announce the terms of such exit for Shareholders in the fourth quarter of 2006 after receiving the proceeds from the Sale and the completion of the Capital Distribution and the payment of the Special Dividend. Any residual NTA of the Company upon completion of the Capital Distribution and the payment of the Special Dividend will be taken into account in any structure implemented to provide Shareholders with a clean exit from their Shares.

10. FINANCIAL EFFECTS

The financial effects of the Sale, the Capital Reduction, the Capital Distribution and the payment of the Special Dividend on the Group are set out in Appendix 1 of this Circular.

11. SHAREHOLDERS' ENTITLEMENT TO THE CAPITAL DISTRIBUTION AND THE SPECIAL DIVIDEND

11.1 **Notice of Books Closure Date.** Upon obtaining the High Court's approval for the Capital Reduction, an announcement will be made to notify Shareholders of the Books Closure Date.

11.2 **Entitlement.** Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be entitled to receive the Capital Distribution of S$0.37 in cash, and the Special Dividend of up to S$0.33 in cash, for each Share held as at the Books Closure Date.

11.3 **Scripless Shareholders.** Depositors having Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their entitlements to the Capital Distribution and the Special Dividend despatched to them by CDP by ordinary post at their own risk within ten (10) Market Days from the Books Closure Date.

11.4 **Scrip Shareholders.** Shareholders whose names are registered in the Register of Members of the Company as at the Books Closure Date will have cheques for the payment of their entitlements to the Capital Distribution and the Special Dividend despatched to them by ordinary post at their own risk within ten (10) Market Days from the Books Closure Date.

11.5 **Deposit of Share Certificates with CDP.** Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, at least five (5) Market Days prior to the Books Closure Date in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date.

12. INDEPENDENT FINANCIAL ADVISER'S OPINION ON THE SALE

12.1 **CIMB-GK.** CIMB-GK has been appointed as the independent financial adviser to advise the Independent Directors in relation to the Sale, and the letter from CIMB-GK dated 15 June 2006 setting out its advice to the Independent Directors on the Sale is set out in Appendix 2 of this Circular.

12.2 **CIMB-GK's Opinion.** Based on the considerations set out in paragraph 6 of its letter, and subject to the assumptions and qualifications set out therein, CIMB-GK is of the opinion that the financial terms of the Sale are on normal commercial terms and are not prejudicial to the interests of the Company and Shareholders.

CIMB-GK also advises that Shareholders take into account the possible implications and consequences arising from the Sale, including the Capital Distribution and the Special Dividend, a suspension in trading of the Shares and an eventual delisting of the Company.

13. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, in paragraph 3.1, paragraph 6.2 and in Appendix 4 of this Circular, none of the Directors or Substantial Shareholders has any interest, direct or indirect in the Sale, the Capital Reduction and/or the Capital Distribution.

As at the Latest Practicable Date, CapitaLand (through its subsidiaries) has a deemed interest in 1,249,273,450 Shares, representing approximately 58.69 per cent. of the Shares in issue. CapitaLand, by virtue of its interests in the Company, CCT, CMT, CCTML and CMTML, is deemed to be interested in the Sale. Although the Sale does not fall within the ambit of Chapter 9 relating to interested person transactions, CapitaLand will abstain, and has undertaken to ensure that its associates (including its subsidiaries) will also abstain, from voting on the Ordinary Resolution relating to the Sale at the EGM. The Company's Deputy Chairman, Mr Liew Mun Leong, is a director of CapitaLand as well as its President and Chief Executive Officer. Mr Tham Kui Seng and Mr Lui Chong Chee are executives of CapitaLand and directors of various entities in the CapitaLand group. Accordingly, the said Directors will abstain from making any recommendation on the Sale to Shareholders.

As at the Latest Practicable Date, Temasek has a 43.31 per cent. interest in CapitaLand, and is deemed to be interested in the Shares held by CapitaLand through its subsidiaries. The Chairman of the Company, Mr Cheng Wai Keung, is a member of Temasek's Advisory Panel. Mr Cheng Wai Keung is therefore also deemed to have an interest in the Sale and will also abstain from making any recommendation on the Sale to Shareholders.

14. DIRECTORS' RECOMMENDATION

14.1 **Sale.** Having considered the terms of and the rationale for the Sale, as well as the advice of CIMB-GK to the Independent Directors in respect of the Sale, the Independent Directors are of the opinion that the Sale is in the interests of the Company and Shareholders. Accordingly, the Directors, save for Mr Cheng Wai Keung, Mr Liew Mun Leong, Mr Tham Kui Seng and Mr Lui Chong Chee (who for reasons set out in paragraph 13 above refrain from making any recommendation), recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the Sale.

14.2 **Capital Reduction and Capital Distribution.** Having considered the terms of and the rationale for the Capital Reduction and Capital Distribution, the Directors are of the opinion that the Capital Reduction and the Capital Distribution are in the interests of the Company and Shareholders. Accordingly, the Directors recommend that Shareholders vote in favour of Resolution 2, being the Special Resolution relating to the Capital Reduction and the Capital Distribution.

15. EXTRAORDINARY GENERAL MEETING

The EGM, notice (the "**Notice**") of which is set out on page 48 of this Circular, will be held at NTUC Auditorium, NTUC Centre, One Marina Boulevard, Level 7, Singapore 018989, on Thursday, 13 July 2006 at 10.00 a.m. for the purpose of considering and, if thought fit, passing with or without any modifications, the resolutions set out in the Notice.

A Depositor shall not be regarded as a Shareholder entitled to attend the EGM and to speak and vote thereat unless he is shown to have Shares entered against his name in the Depository Register, as certified by CDP as at 48 hours before the EGM.

16. ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders will find enclosed with this Circular, the Notice and a Proxy Form. If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 250 North Bridge Road, #15-03/04 Raffles City Tower, Singapore 179101, not later than 10.00 a.m. on 11 July 2006. Completion and return of a Proxy Form by a Shareholder will not prevent him from attending and voting in person at the EGM if he so wishes.

17. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading in any material respect. Where information has been reproduced from publicly available sources, the sole responsibility of the Directors has been to ensure that such information is accurately reproduced in this Circular.

18. FINANCIAL ADVISER

18.1 **Financial Adviser.** The Company has appointed DBS Bank as its financial adviser in respect of the Sale, the Capital Reduction, the Capital Distribution and the Special Dividend.

18.2 **Responsibility Statement.** DBS Bank, as financial adviser to the Company in respect of the Sale, the Capital Reduction, the Capital Distribution and the Special Dividend, acknowledges that based on the information provided by the Company and having made reasonable enquiries and to the best of its knowledge and belief, this Circular (save for Appendix 2 and Appendix 3 of this Circular) constitutes full and true disclosure of all material facts on the Sale, the Capital Reduction, the Capital Distribution and the Special Dividend. Where the information has been extracted from published or publicly available sources or otherwise based on information provided by the Company, the sole responsibility of DBS Bank has been to ensure that such information is accurately extracted from these sources or, as the case may be, reflected or reproduced in this Circular.

19. ADDITIONAL INFORMATION

Your attention is drawn to the additional information as set out in the Appendices of this Circular.

Yours faithfully
For and on behalf of
the Board of Directors of
RAFFLES HOLDINGS LIMITED

Cheng Wai Keung
Chairman

FINANCIAL EFFECTS

1. ASSUMPTIONS

The financial effects of the Sale, the Capital Reduction, the Capital Distribution and the payment of the Special Dividend on the consolidated NTA per Share and the earnings per Share ("**EPS**") of the Group have been prepared based on the audited consolidated financial statements of the Group for FY2005 and the unaudited consolidated financial statements of the Group for the three months ended 31 March 2006 ("**Q1 2006**"). The financial effects presented are for illustration purposes only and will not reflect the results and the future financial position of the Group following completion of the Sale, the Capital Reduction, the Capital Distribution and the payment of the Special Dividend.

For the purposes of illustrating the financial effects of the Sale, the Capital Reduction, the Capital Distribution and the payment of the Special Dividend, the financial effects for FY2005 and Q1 2006 are based on, *inter alia*, the following assumptions:

(a) the NTA and the NTA per Share of the Group are computed assuming that the Sale, the Capital Reduction, the Capital Distribution and the payment of the Special Dividend were completed on 31 December 2005 and 31 March 2006 respectively;

(b) profit after tax and minority interest are computed assuming that the Sale, the Capital Reduction, the Capital Distribution and the payment of the Special Dividend were completed on 1 January 2005 and 1 January 2006 respectively;

(c) there is no tax payable by TPPL on the gain arising from the Sale; and

(d) there will be no change in the number of Shares in the capital of the Company held by Shareholders immediately after the Capital Reduction.

2. NTA

The pro forma financial effects on the consolidated NTA per Share of the Group **as at 31 December 2005** are as follows:

	Actual	**Pro forma**		
			After the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	
	Before the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	**After the Sale**	**Assuming that none of the Share Options outstanding as at 31 December 2005 are exercised**	**Assuming that all of the Share Options outstanding as at 31 December 2005 are exercised**
NTA (S$ million)	1,324.8	1,544.3	60.0	51.9
NTA per Share (S$)	0.62[(1)]	0.73[(1)]	0.03[(1)]	0.02[(2)]

Notes:

(1) Based on 2,120,394,504 Shares in issue as at 31 December 2005.

(2) Based on 2,141,712,647 Shares in issue assuming all the Share Options outstanding as at 31 December 2005 are exercised.

The pro forma financial effects on the consolidated NTA per Share of the Group **as at 31 March 2006** are as follows:

	Actual	Pro forma		
			After the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	
	Before the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	After the Sale	Assuming that none of the Share Options outstanding as at 31 March 2006 are exercised	Assuming that all of the Share Options outstanding as at 31 March 2006 are exercised
NTA (S$ million)	1,337.3	1,556.4	69.9	63.1
NTA per Share (S$)	0.63[1]	0.73[1]	0.03[1]	0.03[2]

Notes:

(1) Based on 2,123,561,271 Shares in issue as at 31 March 2006.

(2) Based on 2,146,107,225 Shares in issue assuming all the Share Options outstanding as at 31 March 2006 are exercised.

3. EARNINGS

The pro forma financial effects on the consolidated earnings of the continuing operations (i.e. excluding the hotel business) of the Group for **FY2005** are as follows:

	Actual	Pro forma		
			After the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	
	Before the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	After the Sale	Assuming that none of the Share Options outstanding as at 31 December 2005 are exercised	Assuming that all of the Share Options outstanding as at 31 December 2005 are exercised
Profit after tax and minority interest (S$ million)	34.8[1]	465.5	430.8	430.5
EPS (cents)	1.7[2]	22.2[2]	20.6[2]	20.3[3]

Notes:

(1) Based on the FY2005 results for the continuing operations (i.e. excluding the hotel business), as announced by the Company on 10 February 2006.

(2) Based on 2,096,023,461 Shares, being the weighted average number of Shares in issue for FY2005.

(3) Based on 2,117,341,604 Shares, being the weighted average number of Shares in issue for FY2005 assuming all the Share Options outstanding as at 31 December 2005 were exercised on 1 January 2005.

The pro forma financial effects on the consolidated earnings of the Group for **Q1 2006** are as follows:

	Actual	Pro forma		
			After the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	
	Before the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	After the Sale	Assuming that none of the Share Options outstanding as at 31 March 2006 are exercised	Assuming that all of the Share Options outstanding as at 31 March 2006 are exercised
Profit after tax and minority interest (S$ million)	11.6[1]	453.0	444.3	444.2
EPS (cents)	0.5[2]	21.4[2]	20.9[2]	20.7[3]

Notes:

(1) Based on the Q1 2006 results, as announced by the Company on 27 April 2006.

(2) Based on 2,121,661,230 Shares, being the weighted average number of Shares in issue for Q1 2006.

(3) Based on 2,144,207,184 Shares, being the weighted average number of Shares in issue for Q1 2006 assuming all the Share Options outstanding as at 31 March 2006 were exercised on 1 January 2006.

4. SHARE CAPITAL

The pro forma financial effects on the share capital of the Company **as at 31 December 2005** are as follows:

	Actual	Pro forma		
			After the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	
	Before the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	After the Sale	Assuming that none of the Share Options outstanding as at 31 December 2005 are exercised	Assuming that all of the Share Options outstanding as at 31 December 2005 are exercised
Number of Shares ('000)	2,120,395	2,120,395	2,120,395	2,141,713
S$ million	786.3[1]	786.3	1.8	0.7

Note:

(1) Includes share capital of S$678.5 million and share premium reserve of S$107.8 million as at 31 December 2005.

The pro forma financial effects on the share capital of the Company **as at 31 March 2006** are as follows:

	Actual	**Pro forma**		
			After the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	
	Before the Sale, Capital Reduction, Capital Distribution and payment of the Special Dividend	**After the Sale**	**Assuming that none of the Share Options outstanding as at 31 March 2006 are exercised**	**Assuming that all of the Share Options outstanding as at 31 March 2006 are exercised**
Number of Shares ('000)	2,123,561	2,123,561	2,123,561	2,146,107
S$ million	787.3	787.3	1.6	2.3

LETTER FROM CIMB-GK TO THE INDEPENDENT DIRECTORS

CIMB-GK SECURITIES PTE. LTD.
(Incorporated in the Republic of Singapore)
Company Registration Number 198701621D

50 Raffles Place #19-00
Singapore Land Tower
Singapore 048623

15 June 2006

To: **The Independent Directors**
Raffles Holdings Limited
250 North Bridge Road
#15-03/04 Raffles City Tower
Singapore 179101

Dear Sirs,

(1) THE PROPOSED SALE OF RAFFLES CITY BY TINCEL PROPERTIES (PRIVATE) LIMITED; AND

(2) THE PROPOSED CAPITAL REDUCTION AND CAPITAL DISTRIBUTION TO SHAREHOLDERS

1. INTRODUCTION

1.1 On 19 March 2006 (the "**Announcement Date**"), Raffles Holdings Limited (the "**Company**" or "**RHL**") announced that its 45 per cent. associated company, Tincel Properties (Private) Limited ("**TPPL**"), had on 18 March 2006, entered into a conditional put and call option agreement (the "**Option Agreement**") for the sale (the "**Sale**") of the entire "Raffles City" complex ("**Raffles City**") for S$2,085 million. The other 55 per cent. of TPPL is owned by Tincel Limited ("**Tincel**"), a company not related to the Group or the CapitaLand Limited ("**CapitaLand**") group.

As approval of the Sale at both the TPPL board and shareholder levels would be decided on the basis of a simple majority, the Company and its subsidiaries (the "**Group**"), with only a 45 per cent. interest in TPPL, do not have control over TPPL, and Tincel would be able to procure approvals for the Sale at both the board and shareholder levels at TPPL. The Sale also does not fall within the ambit of Chapter 9 of the Listing Manual relating to interested person transactions. However, as the Company's remaining businesses following the divestment of the hotel business on 30 September 2005 comprise principally its 45 per cent. interest in Raffles City held through TPPL, the Directors have requested that the Sale be made conditional upon the approval of the Company's shareholders ("**Shareholders**") in order that Shareholders are able to directly participate in deciding on the Sale. As CapitaLand has interests in each of CapitaCommercial Trust ("**CCT**"), CapitaMall Trust ("**CMT**") and the Company, CapitaLand will abstain from voting on the Sale.

The Sale is also conditional upon, *inter alia*, the approval of the unitholders of CCT.

Upon completion of the Sale, the Group's assets will consist substantially of cash from the proceeds of the Sale. As the Company does not intend to invest in or acquire any new businesses with the cash proceeds of the Sale, the Company also announced on the Announcement Date, a proposed distribution of all available cash to Shareholders, with the actual amount to be distributed being determined based on the net tangible assets of the Company, and after making provisions for tax and other liabilities.

On 24 April 2006, the Company also announced that it was exploring various options to provide Shareholders with a clean exit from their shares in the capital of the Company ("**Shares**") upon completion of the Sale, completion of the proposed capital distribution by way of capital reduction (the "**Capital Distribution**") and payment of a special dividend payable as an interim tax-exempt (one-tier) dividend for the financial year ending 2006 (the "**Special Dividend**"), including but not limited to a voluntary delisting of the Shares with an exit offer in cash to be made to Shareholders. The Company expects to be in a position to finalise and announce the terms of such exit for Shareholders in the fourth quarter of 2006 after receiving the proceeds from the Sale and the completion of the Capital Distribution and the payment of the Special Dividend.

CIMB-GK Securities Pte. Ltd. ("**CIMB-GK**") has been appointed as the independent financial adviser to advise the Independent Directors on whether the financial terms of the Sale are on normal commercial terms and are not prejudicial to the interests of the Company and its Shareholders. This letter sets out, *inter alia,* our evaluation and opinion of the financial terms of the Sale and our advice thereon and forms part of the Circular providing, *inter alia*, details of the Sale and the recommendation of the Independent Directors in respect thereof.

Unless otherwise defined or the context otherwise requires, all terms defined in the Circular shall have the same meanings herein.

2. TERMS OF REFERENCE

We were neither a party to the negotiations entered into by the Company, its subsidiaries and/or its associated companies in relation to the Sale nor were we involved in the deliberations leading up to the decision by the Company, its subsidiaries and/or its associated companies to enter into the Sale or to undertake the Capital Reduction or the Capital Distribution. We do not, by this letter, warrant the merits of the Sale, the Capital Reduction or the Capital Distribution other than to form an opinion, on whether the financial terms of the Sale are on normal commercial terms and are not prejudicial to the interests of the Company and its Shareholders.

For the purpose of arriving at our opinion in respect of the Sale, we have confined our evaluation on the bases set out herein to the financial terms of the Sale. We did not have access to and have not obtained any business plan, financial projection or financial forecast in respect of Raffles City, the Company or any of its subsidiaries or associated companies. We are not required to express, and we do not express, any view on the future plans and prospects of the Group, earnings and yield potential of Raffles City or outlook of the Singapore property market. Further, we also do not express any views herein as to how the Shares may trade upon completion of the Sale, the Capital Reduction and the Capital Distribution, upon payment of the Special Dividend and upon announcement(s), if any, on matters relating to the clean exit from the Shares (including but not limited to a voluntary delisting of the Shares and an exit offer pursuant thereto).

Our terms of reference do not require us to evaluate or comment on the rationale, risks, merits and/or consequences of the Sale, the Capital Reduction and the Capital Distribution. Such evaluation or comment, if any, remains the sole responsibility of the Directors and the management of the Company, although we may draw upon their views or make such comments in respect thereof (to the extent deemed necessary or appropriate by us) in arriving at our opinion as set out in this letter.

We have held discussions with certain Directors and management of the Company and have examined publicly available information collated by us as well as information, both written and verbal, provided to us by the Directors, the management of the Company and the Company's professional advisers. We have not independently verified such information, whether written or verbal, and accordingly cannot and do not make any representation or warranty, express or implied, in respect of, and do not accept any responsibility for the accuracy, completeness or adequacy of, such information. However, we have made reasonable enquiries and exercised our judgment as we deemed necessary on such information and have found no reason to doubt the accuracy or reliability of the information.

We have relied upon the assurances of the Directors (including those who may have delegated detailed supervision of the Circular) that, to the best of their knowledge and belief, they have taken all reasonable care to ensure that the facts stated and opinions expressed in the Circular (except this letter) are fair and accurate in all material respects and that no material facts have been omitted which would make any statement in the Circular misleading in any respect, and that they collectively and individually accept responsibility accordingly. However, in respect of this letter, the sole responsibility of the Directors has been to ensure that the facts stated with respect to the Group and its associated companies (including TPPL) and the Sale are, to the best of their knowledge and belief, fair and accurate in all material respects.

We have been furnished with the valuation report issued by Knight Frank Pte. Ltd. ("**Knight Frank**") dated 16 March 2006 (the "**Valuation Report**"), the relevant valuation certificate of which is set out in Appendix 3 of the Circular. In respect of the Valuation Report, we have placed sole reliance thereon for the asset appraisal of Raffles City contained therein. We are not experts in the evaluation or appraisal of properties and we have not made any independent verification of the matters or bases set out in the Valuation Report.

Our opinion is based upon market, economic, industry, monetary and other conditions prevailing as at 5 June 2006 (the "**Latest Practicable Date**") and information made available to us as at the Latest Practicable Date (excluding information contained in the Company's announcement dated 13 June 2006 in relation to the Capital Reduction, the Capital Distribution and the Special Dividend). Such conditions may change significantly over a short period of time. We assume no responsibility to update, revise or reaffirm our opinion in light of any subsequent development after the Latest Practicable Date that may affect our opinion contained herein. Shareholders should further take note of any announcements relevant to their consideration of the Sale, which may be released after the Latest Practicable Date.

In rendering our advice, we have not had regard to the specific investment objectives, financial situation, tax position, risk profiles or particular needs and constraints of any individual Shareholder. **As each Shareholder would have different investment objectives and profiles, we would advise that any individual Shareholder who may require specific advice in the context of his specific investment objectives or portfolio consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.**

The Company has been separately advised by its own advisers in the preparation of the Circular (other than this letter). We were not involved in and have not provided any advice, financial or otherwise, in the preparation, review and verification of the Circular (other than this letter). Accordingly, we take no responsibility for and express no views, express or implied, on the content of the Circular (other than this letter).

While a copy of this letter may be reproduced in the Circular, neither the Company nor the Directors may reproduce, disseminate or refer to this letter (or any part thereof) for any other purposes at any time and in any manner without the prior written consent of CIMB-GK in each specific case.

Our opinion in relation to the financial terms of the Sale should be considered in the context of the entirety of this letter and the Circular.

3. RATIONALE AND USE OF THE PROCEEDS

We reproduce below the rationale for the Sale and the intended use of proceeds from the Sale as set out in Section 2 of the Circular.

*"**2.1 Rationale**. Following the divestment of the hotel business in 2005, the remaining businesses of the Group comprised principally its 45 per cent. interest in Raffles City held through TPPL and the contract to manage Raffles City. TPPL owns the whole of Raffles City, which comprises the office tower known as "Raffles City Tower", the podium block known as the "Raffles City Shopping Centre" and two hotel towers known as "Raffles The Plaza" and "Swissôtel The Stamford".*

Following the divestment of the Group's hotel business on 30 September 2005, the Board appointed DBS Bank to assist the Company in reviewing options for the Company to further realise value for Shareholders, including but not limited to:

(a) pursuing a new related business;

(b) maintaining the Company's 45 per cent. interest in TPPL and adopting a 100 per cent. dividend pay-out policy; and

(c) unlocking value from its 45 per cent. interest in Raffles City.

On 10 February 2006, the Company announced that the Board is of the view that Shareholders' interests were best served by focusing on the third option.

*Following extensive negotiations, TPPL received a firm offer from CCT to acquire the whole of Raffles City for a property purchase price of S$2,085 million. This offer price compares favourably against an independent valuation of Raffles City dated 16 March 2006 by Knight Frank (the "**Knight Frank Valuation**"), jointly commissioned by TPPL, the Company and Tincel, which valued Raffles City at an assessed market value of S$2,081.8 million, subject to all existing and proposed tenancies and occupancy arrangements, and assuming that the capital expenditure works under the A&A Works Contracts (as defined in paragraph 4.2 below) would be completed and after deducting the costs to complete such capital expenditure works estimated at S$41 million.*

The Board believes that unlocking optimal value from Raffles City would only be achieved for Shareholders by divesting the whole of Raffles City together with Tincel, and not just a partial stake thereof. In collaboration with Tincel, the 55 per cent. shareholder of TPPL, the Company is willing to also sell its 45 per cent. interest in Raffles City so that Raffles City will be sold by TPPL as a whole. The Sale would fulfil the third option by realising value from the Company's 45 per cent. interest in Raffles City."

*"**2.2 Use of the Proceeds.** TPPL will be distributing the net cash proceeds from the Sale to its shareholders, Tincel and the Company. As the Company does not intend to use the proceeds it receives pursuant to the distribution by TPPL or its existing cash to invest in, or acquire, any new businesses, the Company intends to return all available cash to Shareholders as soon as practicable after Completion.*

The Company announced on 13 June 2006 that it proposed to distribute S$0.37 in cash per Share by way of the Capital Reduction and up to S$0.33 in cash per Share by way of the Special Dividend. The Special Dividend will be paid out of the Company's retained earnings and gain on the Sale. The actual amount to be returned to Shareholders by way of the Special Dividend will only be determined after the receipt of the proceeds from the Sale and provisions for tax and other liabilities have been made. The Company intends to announce the actual amount of the Special Dividend after 30 September 2006."

4. PRINCIPAL TERMS OF THE SALE

We reproduce below the principal terms of the Sale as set out in Section 4 of the Circular.

*"**4.1 Option Agreement.** Under the terms of the Option Agreement, the CCT Trustee has granted TPPL the Put Option, and TPPL has granted the CCT Trustee the Call Option.*

*The CCT Trustee may exercise the Call Option during the period commencing on either the date on which TPPL issues and serves notice on the CCT Trustee that the TPPL Conditions have been satisfied, or if applicable waived, or on the date of which the CCT Trustee issues and serves notice on TPPL that the Trustee Conditions have been satisfied, or if applicable waived, whichever is the later, and ending at 5.00 p.m. on the date falling five business days thereafter (the "**Call Option Period**"). TPPL may exercise the Put Option during the period commencing immediately after the expiry of the Call Option Period and ending at 5.00 p.m. five business days thereafter.*

Notwithstanding the above, the CCT Trustee cannot exercise the Call Option and TPPL cannot exercise the Put Option unless and until all the Conditions Precedent have been satisfied, or if applicable, waived."

*"**4.2 Consideration.** Under the terms of the Sale and Purchase Agreement, the property purchase price payable for Raffles City is S$2,085 million (the "**Property Purchase Price**"). The CCT Trustee or the Joint Ownership Vehicle will pay an additional S$40 million ("**Additional Payments**") for certain property-related liabilities assumed by TPPL, and reimburse or assume costs for certain capital expenditure incurred by TPPL, including but not limited to certain asset enhancement works relating to Raffles City, as at completion of the Sale up to an amount of S$41 million under certain works contracts ("**A&A Works Contracts**").*

The Property Purchase Price, the Additional Payments and any reimbursement to be paid in relation to the A&A Works Contracts will be paid in cash to TPPL upon Completion.

The Property Purchase Price was arrived at following negotiations on a willing seller, willing buyer basis, and referenced against the Knight Frank Valuation."

*"**4.3 Conditions Precedent.** The Sale is subject to and conditional upon, inter alia:*

(a) the passing of a resolution by Shareholders to approve the Sale;

*(b) the Company not exercising its call option ("**RHL Call Option**") to acquire Tincel's 55 per cent. interest in TPPL pursuant to the terms of the TPPL Shareholders' Agreement;*

*(c) TPPL obtaining a ruling from IRAS to the effect that there is no tax payable by TPPL on the gain arising from the sale of Raffles City (the "**IRAS Ruling**");*

(d) the approval of the Head Lessor of Raffles City for the Sale;

*(collectively, the "**TPPL Conditions**"),*

(e) the passing of a resolution by CCT Unitholders to approve the Sale; and

(f) *the approval of the Head Lessor for (i) the mortgage and/or charge of Raffles City by the CCT Trustee or the Joint Ownership Vehicle; and (ii) the entry by the CCT Trustee or the Joint Ownership Vehicle of the leases and/or licences in respect of Raffles City or any part(s) thereof,*

*(collectively, the "**Trustee Conditions**").*

Further details on the RHL Call Option are set out in paragraph 5.5 below.

*As CMT would hold a 40 per cent. interest in the Joint Ownership Vehicle, for the Joint Ownership Vehicle to acquire Raffles City, a resolution approving the Sale will be required to be passed by CMT Unitholders. However, the Sale is **not** conditional upon the approval of CMT Unitholders. Should CMT Unitholders not pass such a resolution, the Joint Ownership Vehicle will not execute the Sale and Purchase Agreement to acquire Raffles City on Completion. Instead, subject to the satisfaction, or if applicable waiver, of the Conditions Precedent, the CCT Trustee will execute the Sale and Purchase Agreement and proceed to acquire Raffles City on Completion."*

*"**4.4 IRAS Ruling.** TPPL has received, on 5 May 2006, a ruling from IRAS that, based on certain assumptions, the gain arising from the Sale is capital in nature and not subject to tax under Section 10(1)(a) of the Income Tax Act, Chapter 134 of Singapore for the Year of Assessment 2007."*

*"**4.5 Head Lessor's Approval for CCT and the Joint Ownership Vehicle.** CCTML has received, for and on behalf of CCT and the Joint Ownership Vehicle, on 31 May 2006 the approval of the Singapore Land Authority, for and on behalf of the Head Lessor, for (a) the mortgage and/or charge of Raffles City by the CCT Trustee or the Joint Ownership Vehicle; (b) the entry into by the CCT Trustee or the Joint Ownership Vehicle of leases and/or licences in respect of Raffles City or any part(s) thereof; and (c) (where the CCT Trustee or the Joint Ownership Vehicle intends to raise funds by way of a securitisation exercise) the assignment and transfer by the mortgagee or chargee of its rights under, inter alia, the mortgage or charge in favour of a security trustee."*

5. INFORMATION ON RAFFLES CITY

Salient information on Raffles City is set out in Section 5 of the Circular. Shareholders should read this section of the Circular carefully.

6. EVALUATION OF THE FINANCIAL TERMS OF THE SALE

The consideration under the Sale comprises (i) the Property Purchase Price for Raffles City of S$2,085 million; (ii) Additional Payments for certain property-related liabilities assumed by TPPL of S$40 million; and (iii) reimbursement or assumption of costs for certain capital expenditure incurred by TPPL, including but not limited to certain asset enhancement works relating to Raffles City, as at Completion under the A&A Works Contracts of up to S$41 million.

Given that the Additional Payments and reimbursement or assumption of costs under the A&A Works Contracts are based on actual amounts incurred, we consider it more appropriate, in our financial assessment of the Sale, to evaluate the Property Purchase Price attributed to Raffles City of S$2,085 million rather than the aggregate consideration under the Sale as a whole.

For the purposes of evaluating the Property Purchase Price, we have taken into consideration the following pertinent factors:

(i) Professional valuation of Raffles City by Knight Frank and by professional valuers appointed by CCT, CMT and the CCT Trustee;

(ii) Comparison with securitisation of 55% of TPPL in June 2001;

(iii) Valuation of Raffles City against office and retail property price indices since June 2001;

(iv) Comparison with recent property transactions in Singapore;

(v) Valuation implied in listed securities of Tincel since 2001;

(vi) Valuation implied in the market value of the Shares;

(vii) Valuation statistics of selected REITs; and

(viii) Other relevant considerations which may have a significant bearing on our assessment.

Valuation of real estate differs from that of financial assets as each property is unique, the terms and conditions of the sale may vary widely, market information is typically imperfect and properties are illiquid physical assets. Accordingly, in our financial assessment, we have attached more weightage to the valuation of Raffles City by Knight Frank and other property valuers as these are professional real estate appraisals of Raffles City having regards to its unique characteristics.

6.1 PROFESSIONAL VALUATION OF RAFFLES CITY

We note from the announcements dated 19 March 2006 released by CCT and CMT in relation to the Sale that CCT and CMT have commissioned CB Richard Ellis (Pte) Ltd ("**CBRE**") and the CCT Trustee has commissioned Jones Lang LaSalle Property Consultants Pte Ltd ("**Jones Lang**") to value Raffles City for the purpose of the Sale.

We set out below a comparison of the respective professional valuations of Raffles City against the Property Purchase Price:

Professional valuers	Valuation methodologies	Professional valuation [1] (S$ million)	Premium of Property Purchase Price to professional valuation (%)
Knight Frank	Discounted cash flow method with investment method as a check	2,081.8	0.2
CBRE	Capitalisation approach, discounted cash flow analysis and direct comparison method	2,085.0	—
Jones Lang	Discounted cash flow method and direct capitalisation method	2,070.0	0.7
Average		2,078.9	0.3

Note:

(1) In comparing against the Property Purchase Price, we have used the professional valuation of Raffles City by Knight Frank, CBRE and Jones Lang after deduction for costs to complete the capital expenditure works under the A&A Works Contracts estimated at S$41 million and the Additional Payments of S$40 million.

We note that the Property Purchase Price is at a premium of 0.3% to the average professional valuation of Raffles City.

We further note that the Company has, in its FY2005 Results Announcement, made certain commentary in relation to the prospects of Raffles City and that Knight Frank, in arriving at its professional valuation, has taken into consideration, *inter alia*, the ongoing and future asset enhancements of Raffles City, operating and rental income growth as well as lease renewals.

6.2 COMPARISON WITH SECURITISATION OF 55% OF TPPL IN JUNE 2001

On 4 June 2001, the Company announced that it had entered into a sale and purchase agreement with Tincel pursuant to which it had divested its 55% interest in TPPL (comprising 87,205,800 ordinary shares and 203,480,200 non-redeemable cumulative preference shares) to Tincel for a total cash consideration of S$984.5 million. In conjunction with the Company's divestment of its 55% stake in TPPL, Tincel had issued S$689 million senior secured bonds ("**Senior Tincel Bonds**") and S$295.5 million junior secured bonds together with 29,550 preference shares attached thereto ("**Junior Tincel Bonds**") (collectively the "**Tincel Securities**") ("**Asset Securitisation**").

The valuation of the Company's 55% stake in TPPL amounting to S$984.5 million under the Asset Securitisation was arrived at after taking into account an independent valuation of the entire Raffles City of S$1,790 million as at 30 April 2001 by Knight Frank. The Property Purchase Price is at a premium of approximately 16.5% to this valuation.

Shareholders should note that the valuation of Raffles City under the Asset Securitisation and under the Sale are at different points in time under different market conditions and economic environment. The above comparison of the Property Purchase Price against Raffles City's valuation under the Asset Securitisation is therefore meaningful only to a limited extent as such valuation difference may be, attributed to, amongst others, different market conditions and economic environment, as well as changes in the characteristics of Raffles City such as profile and composition of tenants, enhancements to surrounding environment, and development or proposal of surrounding new major venues and/or attractions.

6.3 VALUATION OF RAFFLES CITY AGAINST OFFICE AND RETAIL PROPERTY PRICE INDICES SINCE JUNE 2001

To assess the valuation of Raffles City relative to the general performance of the Singapore commercial property market, we have compared the normalised movement of Raffles City's valuation against those of the office and retail property price indices since June 2001 (being the time of the Asset Securisation), as illustrated below.

Normalised Movement of Raffles City's Valuation Against
Property Price Indices for Shop Space and Office Space in Central Area
(From June 2001 to March 2006)


Normalised Index
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Property Price Index for Shop Space
Property Price Index for Office Space
Raffles City

Source: Publication entitled "Property Market Information, Commercial and Industrial Properties, 1st Quarter 2006" issued by the Urban Redevelopment Authority, Singapore, Price Index of Office Space and Price Index of Shop Space in central area

Note:

(1) The valuation of Raffles City used to generate the chart above are extracted from TPPL's financial statements in the relevant financial years. We note that, in TPPL's FY2005 financial statements, the accounting policy in respect of Raffles City as an investment property is to record its value based on independent professional valuation made at least once every 3 years. In respect of FY2005, the book value of Raffles City was based on the last professional valuation carried out on 31 December 2004 while prior to FY2005, professional valuation was carried out annually.

We note that during the period under review, on a normalised basis, the valuation of Raffles City has generally outperformed both the Property Price Index for Shop Space and the Property Price Index for Office Space. In addition, the valuation of Raffles City appears to track the Property Price Index for Shop Space closely for most of the period under review.

A comparison of the valuation of Raffles City, the Property Price Index for Shop Space and the Property Price Index for Office Space in June 2001 and their respective latest available prices are as follows:

	As at 1 June 2001	As at 31 March 2006	Percentage change
Property Price Index for Shop Space	96.2	92.7	(3.6)%
Property Price Index for Office Space	112.6	78.0	(30.7)%
	As at 1 June 2001	**As at 10 March 2006**	**Percentage change**
Knight Frank's valuation of Raffles City (S$ million)	1,790.0	2,081.8	16.3%

We note that the valuation of Raffles City over the period under review has appreciated by 16.3%, while the Property Price Index for Shop Space has depreciated by 3.6% and the Property Price Index for Office Space has depreciated by 30.7%. We further note that the Property Purchase Price is at a marginal premium of 0.2% to the latest valuation of Raffles City by Knight Frank.

Shareholders should note that the Property Price Index for Shop Space and the Property Price Index for Office Space, as extracted from the publication by the Urban Redevelopment Authority, Singapore ("**URA**"), are computed from information obtained in caveats lodged with the Singapore Land Registry and represent transaction data of various properties in the central area (as classified by the URA) and such indices may be affected by, amongst others, economic environment, property market sentiment, interest rates, financial liquidity and government policies affecting the property market (such as the government land sales programme). On the other hand, the valuation of Raffles City, as extracted from TPPL's financial statements in the relevant financial years, is based on independent professional valuation of a single property and in addition to general factors affecting the property market, such valuation may also be affected by property-specific attributes such as property enhancements, extension of retail and office space, branding, market position, competitive strengths and economic base and characteristics of the community in which Raffles City is located.

In addition, we would like to highlight that approximately 40.7%, 16.9%, 40.8% and 1.6% of Knight Frank's valuation of Raffles City under the discounted cash flow method in the Valuation Report is attributable to retail, office, hotel and car park space, respectively while the indices used in our analysis above reflect only retail and office space. Although a significant portion of Raffles City's valuation was attributed to hotel space, a hotel property price index is not available and there is, in our view, an absence of appropriate proxy for market value of hotel space for our purposes.

Accordingly, our analysis above is only meaningful subject to the limitations that we have highlighted above.

6.4 COMPARISON WITH RECENT PROPERTY TRANSACTIONS IN SINGAPORE

As an illustrative guide, we set out below how the Property Purchase Price compares against the purchase consideration of recent property transactions in the central area:

Target properties	Estimated lettable area[1] (sq ft)	Date of announcement/ disclosure of purchase	Purchase price[2] (S$million)	Purchase price per sq ft (S$)	Net property income (at time of purchase)[3] (S$million)	Purchase yield[4]
Retail Properties[5]						
China Square Central	368,222	23-Mar-06	390.0	1,059	17.6	4.5%
Liang Court Shopping Centre	250,805	20-Mar-06	175.0	698	NA	NA
Chijmes	79,977	30-Oct-05	128.0	1,600	6.4	5.0%
Wisma Atria[6]	220,093	17-Aug-05	663.0	3,012	34.1	5.1%
Ngee Ann City[6]	396,944	17-Aug-05	640.0	1,612	31.7	5.0%
Parco Bugis Junction	430,222	22-Jul-05	580.8	1,350	30.2	5.2%
Park Mall	269,450	30-Jun-05	230.0	854	NA	NA
Suntec City Mall	835,615	09-Dec-04	1,175.0	1,406	57.7	4.9%
Scotts Shopping Centre & The Ascott Singapore	247,421	07-Jun-04	345.0	1,394	NA	NA
Plaza Singapura	486,113	24-May-04	710.0	1,461	24.3	3.4%
High				3,012		5.2%
Low				698		3.4%
Simple Average				1,445		4.7%
Valuation of Raffles City *(retail podium)*	372,299	19-Mar-06	847.5	2,276	NA	NA
Property Purchase Price	**NA**	**19-Mar-06**	**2,085.0**	**NA**	**100.4**	**4.8%**
Office Properties[5]						
One Phillip Street	36,015	17-Feb-06	37.6	1,044	0.8	2.3%
79 Anson Road	139,736	12-Feb-06	173.0	1,238	NA	NA
LKN Building	72,148	Dec-05	43.0	596	NA	NA
Shenton Way Offices (DBS Tower)	875,000	30-Nov-05	690.0	789	NA	NA
Prudential Tower Property[7]	108,037	28-Nov-05	117.7	1,089	4.5	3.8%
Keppel Towers and GE Towers[7]	433,731	28-Nov-05	353.5	815	8.0	2.3%
Bugis Junction Towers[7]	247,462	28-Nov-05	159.5	645	8.3	5.2%
HMC Building[8]	56,727	Oct-05	20.5	361	NA	NA
Bugis Junction Towers	246,020	22-Jul-05	140.0	569	8.0	5.7%
HSBC Building	200,467	02-Feb-05	147.0	733	NA	NA
The Globe	39,126	2004	19.0	486	NA	NA
Sinsov Building	53,111	3Q2004	34.1	642	NA	NA
Suntec City Office Towers	1,225,472	09-Dec-04	932.0	761	44.4	4.8%
78 Shenton Way	299,010	03-Aug-04	151.0	505	NA	NA
Dapenso Building	59,321	30-Mar-04	27.0	455	1.2	4.3%
Capital Tower[9]	742,677	23-Feb-04	793.9	1,069	37.0	4.7%
6 Battery Road[9]	494,472	23-Feb-04	675.2	1,365	27.5	4.1%
Starhub Centre[9]	278,667	23-Feb-04	266.1	955	10.7	4.0%
Robinson Point[9]	133,128	23-Feb-04	119.8	900	6.0	5.0%
Bugis Village[9]	115,486	23-Feb-04	56.5	489	5.0	8.8%
268 Orchard Road	132,605	05-Feb-04	135.0	1,018	NA	NA
High				1,365		8.8%
Low				361		2.3%
Simple Average				787		4.6%
Valuation of Raffles City *(office tower)*	375,109	19-Mar-06	353.0	941	NA	NA
Property Purchase Price	**NA**	**19-Mar-06**	**2,085.0**	**NA**	**100.4**	**4.8%**

Source: Prospectuses of REITs, SGXNET and Bloomberg

Notes:

(1) Estimated lettable area is the area for which a tenant could be charged for occupancy under a lease, and, generally, it is the floor space contained within a tenancy and excludes features such as balconies and verandahs, common use areas, service areas and public spaces and thoroughfares.

(2) Where the transaction is in respect of a partial interest, we have adjusted the relevant purchase consideration on a pro-rata basis to represent a 100% interest in the property. The purchase price is in cash or securities or a combination of both. We understand that the Property Purchase Price under the Sale is for Raffles City as a whole on an integrated basis but have assumed the purchase price for each of the retail podium and the office tower to be the same as the valuation ascribed thereto by Knight Frank under the discounted cash flow method in their Valuation Report.

(3) Net property income generally refers to a property's gross revenue (including gross rent and other income earned from the property such as rental of atrium space) less property expenses (including maintenance charges, property manager's fee, property taxes and advertising and publicity expenses) and is before financing and taxes. Where such information is unavailable, we have used earnings before interest, tax, depreciation and amortisation expenses as a proxy. For our purposes, we have used the latest historical net property income then available during or around the time of the property purchase as extracted from the relevant public document wherein the property purchase was mentioned. In relation to Suntec City Mall and Suntec City Office Towers, we have annualised their respective net property income for the nine months ended 30 June 2004 (as extracted from the prospectus of Suntec REIT wherein the purchase of the properties was disclosed). In relation to Dapenso Building, we have used the estimated net rental income per annum on a fully-leased basis as reported in the circular dated 10 May 2004 issued by Hotel Royal Limited in relation to the transaction.

(4) Purchase yield is computed as the net property income then available during the time of the purchase divided by the purchase price of the relevant properties.

(5) The properties acquired comprise, in certain instances, a mix of both office and retail space. In our analysis above, we have classified these transactions generally into retail properties and office properties based on the predominant nature thereof.

(6) 331 strata lots representing 74.2% of the total share value of the strata lots in Wisma Atria and 4 strata lots representing 27.2% of the total share value of the strata lots in Ngee Ann City were acquired by HSBC Institutional Trust Services (Singapore) Limited for the purpose of establishing Macquarie MEAG Prime REIT. The other proprietors of Wisma Atria and Ngee Ann City are Isetan (Singapore) Limited and Ngee Ann Development Private Limited, respectively.

(7) These property transactions were carried out at appraised values within the Keppel Land Limited group of companies for the purpose of establishing K-REIT Asia.

(8) HMC Building at Mistri Road was purchased by BS Capital with intention to redevelop the building into a residential project.

(9) These property transactions were carried out at appraised values within the CapitaLand group of companies for the purpose of establishing CCT.

(10) "NA" denotes not available due to insufficient publicly available information.

Target properties	Number of rooms	Date of announcement/ disclosure of purchase	Purchase price[1] (S$million)	Purchase price per room (S$)
Hotel Properties				
Metropole Hotel	54	29-Apr-06	18.0	333,333
Crown Hotel[2]	311	14-Jun-05	300.0	909,091
Hotel New Otani	408	3Q 2004	83.0	203,431
Queen Street Wing, Allson Hotel[3]	215	29-Mar-04	45.5	211,628
Excluding Crown Hotel as outlier				
High				333,333
Low				203,431
Simple Average				249,464
Valuation of Raffles City *(hotel space)*	2,032	19-Mar-06	848.4	417,499

Source: Internet websites

Notes:

(1) We understand that the Property Purchase Price under the Sale is for Raffles City as a whole on an integrated basis but have assumed the purchase price for the hotel space to be the same as the valuation ascribed thereto by Knight Frank under the discounted cash flow method in their Valuation Report.

(2) Crown Hotel comprises 330 rooms, of which 19 have been shut, and approximately 4,118 sq m of prime shopping space. We have excluded Crown Hotel as it is an outlier.

(3) Allson Hotel comprises two wings, namely the Queen Street Wing and the Victoria Street Wing. There are 215 rooms including 16 units of service apartments and 8 suites within the Queen Street Wing. Hotel Royal Limited had announced its purchase of the Queen Street Wing in March 2004 with the intention to operate it as a separate and independent hotel from Allson Hotel.

We wish to highlight that real estate is a spatial commodity and each of the above properties differs in terms of use restrictions (such as zoning requirements), site characteristics (such as parking, layout and physical characteristics), building construction (including size, floor plan, amenities and construction quality), property management, location, accessibility, proximity to major venues and/or attractions, profile and composition of tenants (such as number of anchor tenants and ageing of leases), competition from similar surrounding properties, economic base and characteristics of the community in which the property is located, gross revenue or rental income and other relevant factors. Accordingly, the comparison above is meaningful only to a necessarily limited extent. Further, it should be noted that generally, property valuations include a subjective determination of certain factors relating to the relevant properties, such as their relative market positions, their financial and competitive strengths and their physical conditions.

From the above table, we note the following:

(i) The retail properties recently transacted were valued at a range of between approximately a high of S$3,012 to a low of S$698 per sq ft, with an average of S$1,445 per sq ft. Assuming the consideration for the retail podium of Raffles City is at the same valuation ascribed by Knight Frank under the discounted cash flow method in their Valuation Report, the price of S$2,276 per sq ft is within this range.

(ii) The office properties recently transacted were valued at a range of between approximately a high of S$1,365 to a low of S$361 per sq ft, with an average of S$787 per sq ft. Assuming the consideration for the office tower of Raffles City is at the same valuation ascribed by Knight Frank under the discounted cash flow method in their Valuation Report, the price of S$941 per sq ft is within this range.

(iii) The purchase yield of 4.8% implied by the Property Purchase Price (as a whole on an integrated basis) is within the range of purchase yields implied by recent retail and office property transactions.

(iv) The purchase price per room in recent hotel property transactions range from S$203,431 to S$333,333, with an average of S$249,464. Assuming the consideration for the hotel space of Raffles City is at the same valuation ascribed by Knight Frank under the discounted cash flow method in their Valuation Report, the purchase price per room of S$417,499 is higher than the range of purchase price per room in recent hotel property transactions.

We would like to highlight that we have not included the value for car park space in each of the components of Raffles City in the above comparison while car park space is likely to be subsumed in the consideration in the property transactions.

In addition, we wish to highlight that transaction prices are likely to be significantly distorted by the many differences amongst the properties. Accordingly, we would consider a comparison of purchase yields more meaningful and representative than a comparison of the transaction price on a per sq ft basis. Purchase yield is calculated using the net operating income generated by the property (latest available then at the time of the purchase) divided by the price or valuation of that property. It represents annualised income per dollar of investment or investment return on a historical basis. Purchase yield can be reasonably used as a benchmark for comparison assuming that the property's historical net property income is a good indicator of its income generating ability and such income generating ability is the sole factor for an acquisition. We would however like to highlight that the purchase yield under the Sale may not be directly comparable to the purchase yields of the transactions involving retail and office properties as part of the Property Purchase Price is also attributable to the hotel space of Raffles City.

We note that although the Sale does not fall within the ambit of Chapter 9 of the Listing Manual, the Company's controlling shareholder, CapitaLand, by virtue of its interests in CCT and CMT, is deemed interested in the Sale.

Of the property transactions listed earlier, we note that the following are interested person transactions:

Target properties	Buyer	Seller	Date of announcement/ disclosure of purchase	Purchase price (S$million)	Buyer's market valuation (S$million)	Discount to buyer's market valuation	Seller's market valuation (S$million)	Premium to seller's market valuation
Parco Bugis Junction	CapitaMall Trust	BCH Retail Investment Pte Ltd (an associated company of Keppel Land Limited)	22-Jul-05	580.8	580.8	—	577.0	0.7%
Bugis Junction Towers	Keppel Land Properties Pte Ltd (a wholly-owned subsidiary of Keppel Land Limited)	Bugis City Holdings Pte Ltd (an associated company of Keppel Land Limited) and CapitaLand Retail (SI) Investments Pte Ltd (a wholly-owned subsidiary of CapitaLand Limited)	22-Jul-05	140.0	NA	NA	140.0	—
HSBC Building[(1)]	CapitaCommercial Trust	The Hongkong and Shanghai Banking Corporation Limited	02-Feb-05	147.0	159.9	(8.1)%	NA	NA
Plaza Singapura	CapitaMall Trust	CapitaLand Commerical Limited (a wholly owned subsidiary of CapitaLand Limited)	24-May-04	710.0	710.0	—	NA	NA

Premium/(Discount) to both buyer's and seller's market valuation	
High	**0.7%**
Low	**(8.1)%**
Simple Average	**(1.5)%**

Raffles City *(retail podium, office tower, carparks and hotels)*	**19-Mar-06**	**2,085.0**	**2,077.5[(2)]**	**0.4%**	**2,081.8**	**0.2%**

Notes:

(1) The purchase of HSBC Building by CCT from The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") is deemed an "interested person transaction" by the Monetary Authority of Singapore ("**MAS**") under the Property Funds Guidelines in the Code on Collective Investment Scheme (the "**Property Funds Guidelines**"), as the trustee of CCT (party to the purchase agreement) is HSBC Institutional Trust Services (Singapore) Limited which is a related company of HSBC. Under the Property Funds Guidelines, where an interested party transaction has a value which is equal to or greater than 5% of the REIT's net asset value ("**NAV**"), the transaction would have to be announced and unitholders' approval therefor would have to be obtained. Although the purchase of HSBC Building crosses the 5% threshold, the MAS has waived the requirement to obtain unitholders' approval as certain of CCT's shareholders holding 76.3% in aggregate of outstanding units have confirmed voting in favor of the transaction.

(2) The buyer's market valuation of Raffles City used in the table above represents the average of the professional valuations of CBRE (commissioned by CCT and CMT) and Jones Lang (commissioned by the CCT Trustee).

We would like to highlight that, save for the transaction in respect of HSBC Building, the purchase prices in all the interested person transactions above were at professional market valuation (either commissioned by the buyer or the seller). On this basis, the Property Purchase Price, representing a premium of 0.2% to Knight Frank's professional valuation and a premium of 0.4% to the average valuation by CBRE and Jones Lang, appears to be consistent with market practice.

6.5 VALUATION IMPLIED IN LISTED SECURITIES OF TINCEL SINCE 2001

For our purpose of assessing the financial terms of the Sale, we have also assessed the valuation of Raffles City implied in the market price of the Tincel Securities which are listed on the SGX-ST.

The following chart shows the historical trading prices of the Senior Tincel Bonds and the Junior Tincel Bonds since their issuance in June 2001 up to the Latest Practicable Date:

Daily Last Transacted Price of Senior Tincel Bonds and Junior Tincel Bonds (From issuance in June 2001 up to the Latest Practicable Date)


Price
(S$)
Announcement Date
1.45
1.40
1.35
1.30
1.25
1.20
1.15
1.10
1.05
1.00
0.95
0.90
0.85
Senior Tincel Bonds
Junior Tincel Bonds
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06

Source: Bloomberg

Tincel is a special purpose company formed pursuant to the Asset Securitisation to hold the 55% interest in TPPL and has no operating business.

We note that prior to the Announcement Date, trading in the Tincel Securities has been rather illiquid with absence of a ready secondary market. Between their listing date on the SGX-ST in June 2001 to the Announcement Date, the Senior Tincel Bonds have been trading between S$0.99 and S$1.07 while the Junior Tincel Bonds have been trading between S$1.00 and S$1.19.

Assuming the enterprise value of Tincel is substantially represented by the market value of its debt (and Tincel holds insignificant cash and cash equivalents), the implied valuation of 100% of Raffles City using the highest traded price of the Tincel Securities since their issuance up to the Announcement Date is approximately S$1,980 million. The Property Purchase Price is at a premium of approximately 5.3% to this value.

We note that while the market price of the Senior Tincel Bonds has decreased marginally after the Announcement Date, the market price of the Junior Tincel Bonds has increased significantly from S$1.19 on 17 March 2006 (being the market day immediately prior to the Announcement Date) to the last traded price of S$1.40 as at the Latest Practicable Date. We note that this increase in the trading price of the Junior Tincel Bonds after the Announcement Date may be due to the potential payment of redemption premium on the Junior Tincel Bonds as a result of the Sale.

Disregarding the possible effects of redemption premium on the market price of the Tincel Securities, the implied valuation of 100% of Raffles City using the last traded price of the Tincel Securities as at the Latest Practicable Date is approximately S$2,017 million. The Property Purchase Price is at a premium of 3.4% to this value.

6.6 VALUATION IMPLIED IN THE MARKET VALUE OF THE SHARES

The Company had, on 18 July 2005, announced the sale of its entire equity interest in the hotel ownership, hotel management and related hospitality businesses to Colony HR Acquisitions, LLC, an affiliate of Colony Capital, LLC (the "**Hotel Sale**"), and the payment of a special dividend amounting to S$816 million in aggregate to return surplus funds to Shareholders following the Hotel Sale ("**Special Hotel Dividend**").

For the purpose of our assessment of the Property Purchase Price, we compare the valuation of Raffles City implied in the historical market price of the Shares after the announcement of the Hotel Sale as the Company's remaining businesses following the Hotel Sale comprise principally its 45 per cent. equity interest in Raffles City.

Market price represents the value of a company as perceived by the stock market and subject to market efficiency and rationality, reflects all information relevant to a company such as its business directions, plans and strategies, expected financial performance, future prospects and potential growth and is susceptible to, *inter alia*, investor sentiment and market speculation. For the purpose of our analysis only, we have assumed that the historical market price of the Shares represents the Company's 45 per cent. equity interest in Raffles City and have disregarded such other possible factors which could have also affected the market price of the Shares.

The Special Hotel Dividend (net of tax) of approximately S$0.39 per Share represented approximately 57.4% of the closing price of the Shares of S$0.68 on 15 July 2005 (being the last market day prior to the announcement of the Hotel Sale). In view of the magnitude and the exceptional nature of the Special Hotel Dividend, we have also illustrated in the chart below, the historical closing market price of the Shares prior to 14 November 2005 (being the ex-Special Hotel Dividend date) as adjusted retrospectively for the Special Hotel Dividend. For the purpose of this letter, references to "**adjusted market price**" of the Shares refer to such market price of the Shares as adjusted for the Special Hotel Dividend.

Daily Last Transacted Price of the Shares
(From 19 July 2005 (being the market day after announcement of Hotel Sale)
to the Latest Practicable Date)



Price (S$)
1.2
1.1
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Ex-Special Hotel Dividend Date
Market price adjusted retrospectively for Special Hotel Dividend
Note 1
Note 2
Note 3
Note 4
Note 5
Note 6
Note 7
Note 8
Note 9
Note 10
Market price
Adjusted market price
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06

Source: Bloomberg

Notes:

(1) On 28 July 2005, the Company released its unaudited results for the 6 months ended 30 June 2005 and reported that profit attributable to Shareholders increased by approximately 136% to S$33.5 million as compared to the corresponding period in FY2004.

(2) On 8 September 2005, the Company announced that Shareholders had approved the resolution relating to the Hotel Sale at its extraordinary general meeting.

(3) On 30 September 2005, the Company announced that it has successfully completed the Hotel Sale.

(4) On 28 October 2005, the Company released its unaudited results for the 9 months ended 30 September 2005 and reported that profit attributable to Shareholders increased by approximately 2,469% to S$603.7 million as compared to the corresponding period in FY2004. In the same announcement, the Company stated *inter alia* that it had appointed DBS Bank Ltd to assist in the review of possible options for the Company which included but were not limited to: (i) pursuing a new related business; (ii) retaining the status quo and adopting a 100% dividend pay-out policy; and (iii) crystallizing value from its 45% interest in Raffles City.

(5) On 10 February 2006, the Company released its unaudited full-year results for FY2005 and reported that profit attributable to Shareholders increased by approximately 1,074% to S$678.3 million as compared to the corresponding period in FY2004. In the same announcement, the Company stated *inter alia* that the Board was of the view that Shareholders' interests were best served by focusing on the third option mentioned in the Company's announcement dated 28 October 2005 and the Board would explore ways for this course of option and would inform Shareholders as soon as practicable.

(6) On 13 February 2006, the Company released a clarification announcement reiterating *inter alia* the Board's view that Shareholders' interests were best served by focusing on unlocking value from its 45% interest in Raffles City.

(7) On 19 March 2006, the Company announced the Sale, the Capital Reduction and the Capital Distribution.

(8) On 24 April 2006, the Company announced that it was exploring various options to provide Shareholders with a clean exit from their Shares upon completion of the Sale and the Capital Distribution, including but not limited to a voluntary delisting of the Shares with an exit offer in cash to be made to Shareholders.

(9) On 27 April 2006, the Company released its unaudited results for the 3 months ended 31 March 2006 and reported that profit attributable to Shareholders from continuing operations increased by approximately 68% to S$11.6 million as compared to the corresponding period in FY2005.

(10) On 28 April 2006, the Company released a clarification announcement reiterating *inter alia* that the Company was exploring various options to provide Shareholders with a clean exit route, including but not limited to a voluntary delisting of the Shares with an exit offer in cash to be made to Shareholders and that any residual net tangible assets would be distributed to Shareholders based on the exit route eventually selected by the Company. The Company further highlighted that in the event that it is delisted when it has no further business or assets, the listed status of the Company and any attributable value to the listed shell will cease to be relevant.

The volume-weighted average market price ("**VWAP**"), highest and lowest market price and trading volume of the Shares from 20 September 2005 (being 6 months prior to the Announcement Date) to the Latest Practicable Date are set out below. For this purpose, we have adjusted retrospectively, the historical market prices of the Shares prior to 14 November 2005 (being the ex-Special Hotel Dividend date for the Shares), for the Special Hotel Dividend. Given the magnitude and exceptional nature of the Special Hotel Dividend, we consider it more meaningful to assess the valuation of Raffles City implied in the adjusted market prices.

					Market implied valuation(3) of 100% equity interest in Raffles City based on		
	VWAP(1) (S$)	**Highest price(1) (S$)**	**Lowest price(1) (S$)**	**Average daily trading volume(2) ('000)**	**VWAP(1) (S$ million)**	**Highest price(1) (S$ million)**	**Lowest price(1) (S$ million)**
Periods prior to Announcement Date							
Last 6 months	0.70	0.86	0.60	3,406	1,940	2,674	1,425
Last 3 months	0.73	0.86	0.60	3,882	2,058	2,674	1,425
Last 1 month	0.78	0.86	0.72	4,850	2,291	2,674	2,014
Last transacted price prior to Announcement Date	0.84	0.85	0.84	1,740	2,590	2,627	2,556
Periods after Announcement Date							
Between Announcement Date and the Latest Practicable Date	0.70	0.75	0.66	4,321	1,928	2,132	1,731
Last transacted price on the Latest Practicable Date	0.67	0.67	0.67	648	1,778	1,778	1,778

Source: Bloomberg

Notes:

(1) The market prices of the Shares prior to 14 November 2005 (being the ex-Special Hotel Dividend date) have been adjusted downwards, by the net amount of the Special Hotel Dividend.

(2) The average daily trading volume of the Shares is calculated based on the total volume of Shares traded during the period divided by the number of market days during that period.

(3) The implied valuation of 100% equity interest in Raffles City is computed based on the adjusted market price of the Shares less the NAV of RHL (adjusted to exclude RHL's investment in TPPL) and extrapolating for 100% interest in Raffles City.

From the above table, we note the following:

(i) Over the 6-month period prior to the Announcement Date, the valuation of 100% equity interest in Raffles City implied by the adjusted market prices of the Shares ranges from S$1,425 million to S$2,674 million. The Property Purchase Price represents a discount of 22.0% to a premium of 46.3% to such implied valuation.

(ii) On the market day immediately prior to the Announcement Date, the valuation of 100% equity interest in Raffles City implied by the market prices of the Shares ranges from S$2,556 million to S$2,627 million. The Property Purchase Price represents a discount of 18.4% to 20.6% to such implied valuation.

(iii) From the Announcement Date to the Latest Practicable Date, the valuation of 100% equity interest in Raffles City implied by the market prices of the Shares ranges from S$1,731 million to S$2,132 million. The Property Purchase Price represents a discount of 2.2% to a premium of 20.4% to such implied valuation.

(iv) As at the Latest Practicable Date, the valuation of 100% equity interest in Raffles City implied by the market prices of the Shares is S$1,778 million. The Property Purchase Price represents a premium of 17.2% to such implied valuation.

We note that the market implied valuation of 100% equity interest in Raffles City appears to have increased in the 6-month period prior to the Announcement Date, due to the increase in the market prices of the Shares over the same period. We observe that the closing market price of the Shares has increased from S$0.65 (as adjusted for the Special Hotel Dividend) on 20 September 2005 (being 6 months prior to the Announcement Date) to S$0.845 on 17 March 2005 (being the market day prior to the Announcement Date), and subsequently decreased to S$0.71 on 20 March 2006 (being the market day immediately after the Announcement Date).

To gauge the market price performance of the Shares relative to the general performance of the Singapore equity market, we have compared the normalised adjusted market price movement of the Shares against that of the Straits Times Index ("**ST Index**") and the Singapore Property Equities Index ("**SESPROP Index**") for the period between 19 July 2005 (being the market day after the announcement of the Hotel Sale) and the Latest Practicable Date, as illustrated below.

Normalised Adjusted Market Price Movement of the Shares Against ST Index and SESPROP Index
(From 19 July 2005 to the Latest Practicable Date)


Announcement Date
RHL
ST Index
SESPROP Index
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06

Source: Bloomberg

We note that prior to the Announcement Date, the market price of the Shares has consistently outperformed those of both the ST Index and the SESPROP Index on a normalised basis. We further note that the Company has in its announcement of the Sale, the Capital Reduction and the Capital Distribution on the Announcement Date stated that it does not intend to invest in or acquire any new businesses, and that the market price of the Shares had fallen immediately after such announcement. The market price of the Shares has decreased by approximately 20.7 per cent. from the market day prior to the Announcement Date to the Latest Practicable Date. Over the same period, the ST Index has decreased by approximately 3.5 per cent. while the SESPROP Index has decreased by approximately 2.6 per cent..

We would like to highlight that past trading performance of the Shares should not, in any way, be relied upon as an indication or a promise of its future trading performance.

6.7 VALUATION STATISTICS OF SELECTED REITS

As an alternative check against our assessment of the Property Purchase Price, we have also reviewed the valuation statistics of selected REITs with retail and office properties in Singapore and which are listed on the SGX-ST ("**Selected REITs**"). In our analysis below, we have considered the price to net book value ("**P/Book**") ratio implied by the Property Purchase Price compared with the P/Book ratios implied by the market valuation of the Selected REITs.

	As at 17 March 2006 (being the market day immediately prior to the Announcement Date)		**As at the Latest Practicable Date**	
Selected REITs	**Market capitalisation(1) (S$ million)**	**P/Book(2) (times)**	**Market capitalisation(1) (S$ million)**	**P/Book(2) (times)**
CCT	1,729.8	1.20	1,711.9	1.19
CMT	3,287.9	1.43	3,066.8	1.33
K-REIT Asia(3)	NA	NA	365.6	0.83
Macquarie MEAG Prime REIT	921.6	0.99	855.4	0.92
Suntec REIT	1,570.0	1.13	1,647.8	1.19
High		1.43		1.33
Low		0.99		0.83
Average		1.19		1.09
Raffles City	2,085.0	1.00	2,085.0	1.00

Source: Annual Reports of the REITs, SGXNET and Bloomberg

Notes:

(1) In relation to Raffles City, market capitalisation refers to the Property Purchase Price. In relation to the Selected REITs, market capitalisation represents market price multiply by the latest available number of outstanding and issuable units (if any) as at the Latest Practicable Date. In the case of Suntec REIT, deferred units that are payable as consideration for the purchase of properties are excluded in the computation of market capitalisation.

(2) P/Book is computed as market price divided by the latest available net book value per unit of the REIT as at the Latest Practicable Date. In relation to Raffles City, P/Book is computed as the Property Purchase Price divided by the average of the professional valuations by Knight Frank, CBRE and Jones Lang.

(3) K-REIT Asia was listed on the SGX-ST on 28 April 2006.

We wish to highlight that the above Selected REITs may not be directly comparable to Raffles City as these are constituted in a different form. While Raffles City is an illiquid physical asset indirectly held by the Company and Tincel, the Selected REITs are unit trusts that are listed and are publicly traded on the SGX-ST, and established with the investment objectives of owning (whether directly or indirectly) and investing in real estate and real estate related assets to generate income for distribution to unitholders. In addition, it should be noted that REITs may enjoy certain preferential tax treatment such as tax transparency and waiver of stamp duties in respect of transfer of properties, and distribution from REITs, subject to the respective tax circumstances of the unitholders, may also enjoy certain preferential tax treatment.

Shareholders should note that the property portfolios of the Selected REITs and Raffles City are different. While the Selected REITs comprise mainly retail and office properties, Raffles City comprises retail, office and hotel components. In addition, the properties comprised under the Selected REITs and Raffles City may differ in terms of, *inter alia*, use restrictions (such as zoning requirements), site characteristics (such as parking, layout and physical characteristics), building construction (including size, floor plan, amenities and construction quality), property management, location, accessibility, proximity to major venues and/or attractions, profile and composition of tenants (such as number of anchor tenants and ageing of leases), competition from similar surrounding properties, economic base and characteristics of the community in which the property is located, gross revenue or rental income and other relevant factors. As such, any comparison made is necessarily limited and merely serves as an illustrative guide only.

The relevant accounting policies of the Selected REITs provide that investment properties be stated at valuation as determined in accordance with the relevant trust deeds of the Selected REITs, which typically requires the investment properties to be valued by independent registered valuers at least once a year. Accordingly, subject to short-term volatility in property values and barring any events that may adversely affect the Singapore property market, we consider our analysis based on P/Book ratio to be reasonably appropriate.

We note that the P/Book ratio implied by the Property Purchase Price of 1.00 time falls within the range of the P/Book ratios implied in the market statistics of the Selected REITs. We note that the market generally values REITs on a yield basis. Where there are gaps between the book value and the market value, such differences may imply, *inter alia*, premiums ascribed for perceived growth potential (such as future acquisitions of yield accretive properties) and prospects of the relevant REIT. We would like to highlight that CMT and CCT which are parties under the Sale are trading at a premium to their respective book value as at the Latest Practicable Date.

6.8 OTHER CONSIDERATIONS

6.8.1 Possible suspension in trading and delisting of the Shares

Following completion of the Sale, the Capital Reduction and the Capital Distribution and payment of the Special Dividend, the Company would not have any material assets or business, and would have distributed all available cash to Shareholders, subject to provisions made for tax and other liabilities.

On 24 April 2006, the Directors announced, *inter alia*, that the Company was exploring various options to provide Shareholders with a clean exit from their Shares upon completion of the Sale and the distribution of all available cash, including but not limited to a voluntary delisting of the Shares with an exit offer in cash to be made to Shareholders.

Shareholders should be aware that Rule 1018(1) of the Listing Manual states that where the assets of a company consist wholly or substantially of cash or short-dated securities, its securities will normally be suspended and such suspension will remain in force until the company has a business which is able to satisfy the SGX-ST requirements for a new listing, and all relevant information has been announced. Rule 1018(2) of the Listing Manual further states that the SGX-ST may remove a company from its Official List if it is unable to meet the requirements for a new listing within 12 months of the suspension of its shares. The company may however apply to the SGX-ST for an extension to the 12-month period and the SGX-ST may, if the circumstances warrant it, grant an extension.

We would like to highlight to Shareholders that the Company has stated that it was exploring various options to provide Shareholders a clean exit from their Shares upon completion of the Sale and the distribution of all available cash, such options including but not limited to a voluntary delisting of the Shares with an exit offer in cash to be made to Shareholders. Shareholders should further note that the Company expects to be in a position to finalise and announce the terms of the exit for Shareholders in the fourth quarter of 2006, and the specific structure of such exit and the terms thereof have not been ascertained as at the Latest Practicable Date. Shareholders, in assessing the Sale, should consider such implications and consequences (whether directly or indirectly) arising from the Sale carefully. In this regard, Shareholders should take note of any announcements that may be released by or on behalf of the Company after the Latest Practicable Date and that may be relevant to their consideration of the Sale (in particular, announcements relating to the possible suspension in trading of the Shares and terms of any proposed exit from the Shares).

We would like to alert Shareholders to certain implications and consequences which may arise in the event of a trading suspension and/or delisting of the Shares, as follows:

(i) There will be no ready public market for their Shares and it would be more difficult for Shareholders to sell their Shares;

(ii) As the Shares become less marketable due to the absence of a ready market, the sale of their Shares may be transacted at discounts to the valuation of comparable listed companies; and

(iii) In the event that the Shares are delisted, the Company will no longer be obliged to provide, and Shareholders will no longer enjoy the same level of protection, transparency and accountability afforded and imposed by the Listing Manual (including the requirement to have independent directors). Nonetheless, as a company incorporated in Singapore, RHL will still have to comply with the requirements of the Companies Act.

6.8.2 No alternative offer in respect of Raffles City and/or the Company's interest in TPPL

We note the following information in respect of the RHL Call Option as extracted from Section 5.5 of the Circular.

"...Pursuant to the terms of the TPPL Shareholders' Agreement, Tincel irrevocably granted to the Company the RHL Call Option to require Tincel to sell to the Company, all (and not some only) of Tincel's shares in TPPL, representing 55 per cent. of the issued share capital of TPPL. The Company is entitled to exercise the RHL Call Option within 30 days upon, inter alia, the receipt of a bona fide firm offer in writing from a third party to purchase the whole (and not part only) of Raffles City which TPPL proposes to accept. The Company is therefore entitled to exercise the RHL Call Option pursuant to the execution of the Option Agreement by TPPL with the CCT Trustee.

The Company will not exercise the RHL Call Option as:

(a) the non-exercise of the RHL Call Option is consistent with the Board's decision to unlock value from its 45 per cent. interest in Raffles City held through TPPL, and the Board is of the view that optimal value would be achieved by divesting the whole of Raffles City together with Tincel; and

(b) the Sale is conditional upon the Company not exercising the RHL Call Option.

The RHL Call Option is not revoked should the Sale not proceed for any reason, and the Company will continue to be entitled to exercise the RHL Call Option if TPPL receives another bona fide firm offer from another third party to purchase the whole of Raffles City."

We would like to highlight that, as at the Latest Practicable Date, the entitlement to exercise the RHL Call Option pursuant to the execution of the Option Agreement has already lapsed.

As at the Latest Practicable Date, there is no publicly available evidence of, and the Directors have also confirmed that they are not aware of, other alternative offer for Raffles City and/or the Company's interest in TPPL.

6.8.3 Board's review of possible options for the Company

We note that prior to the Sale, the Board has reviewed a number of possible options for the Company, including but not limited to:

(a) pursuing a new related business;

(b) maintaining the Company's 45 per cent. interest in TPPL and adopting a 100 per cent. dividend pay-out policy; and

(c) unlocking value from its 45 per cent. interest in Raffles City.

On 10 February 2006, the Company announced that the Board is of the view that Shareholders' interests were best served by focusing on the third option. We note that the Sale is in line with this third option and the Board's belief that unlocking optimal value from Raffles City would only be achieved for Shareholders by divesting the whole of Raffles City together with Tincel, and not just a partial stake thereof.

6.8.4 Shareholders' approval of the Sale not required by regulations

We note that the Sale does not fall within the ambit of Chapter 9 of the Listing Manual relating to interested person transactions. However, as the Company's remaining businesses following the divestment of the hotel business on 30 September 2005 comprise principally its 45 per cent. equity interest in Raffles City, the Directors have requested that the Sale be made conditional upon the approval of Shareholders in order that Shareholders are able to directly participate in deciding on the Sale. As CapitaLand has interests in CCT, CMT and the Company, CapitaLand will abstain from voting on the Sale.

6.8.5 Financial effects

The financial effects of the Sale are illustrated in Appendix 1 of the Circular. Shareholders should read this section of the Circular carefully.

Subject to the bases and the assumptions used in deriving the financial effects, we note that the Sale is asset and earnings accretive and the Group's share of gain arising from the Sale (including the realisation of reserves and net of estimated transaction costs) is S$435.1 million.

7. OUR OPINION

Based on the considerations set out above in this letter, and subject to the assumptions and qualifications set out herein, we are of the opinion that the financial terms of the Sale are on normal commercial terms and are not prejudicial to the interests of the Company and its Shareholders.

We also advise that Shareholders should take into account the possible implications and consequences arising from the Sale, including the Capital Distribution and the Special Dividend, a suspension in trading of the Shares and an eventual delisting of the Company.

In arriving at our opinion, we have carefully considered the various factors as set out above in this letter, including the rationale and the financial effects of the Sale. Accordingly, it is important that our letter, in particular the relevant factors considered and information relied upon, be read in the context of the entirety of this letter and the Circular.

This opinion is addressed to the Independent Directors for their benefit, in connection with and for the purposes of their consideration of the Sale only. Any recommendations made by the Independent Directors in respect of the Sale shall remain their sole responsibility. The Independent Directors should also note that the trading of the Shares is subject to, *inter alia*, prevailing economic and stock market conditions and economic outlook. Accordingly, our opinion on the Sale does not and cannot take into account future trading activities or patterns or price levels that may be established for the Shares after the Latest Practicable Date since these are governed by factors beyond the ambit of our review.

This opinion is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.

Yours faithfully
For and on behalf of
CIMB-GK SECURITIES PTE. LTD.

MAH KAH LOON
HEAD
CORPORATE FINANCE

DAVID HOON
SENIOR VICE PRESIDENT
CORPORATE FINANCE

VALUATION CERTIFICATE BY KNIGHT FRANK PTE. LTD.

Knight Frank

250 & 252 North Bridge Road
Raffles City Tower
& Raffles City Shopping Centre respectively

2 Stamford Road, Swissotel The Stamford
80 Bras Basah Road, Raffles The Plaza
Singapore

Date 16 March 2006

VALUATION CERTIFICATE

Property	:	250 North Bridge Road, Raffles City Tower 252 North Bridge Road, Raffles City Shopping Centre 2 Stamford Road, Swissotel The Stamford 80 Bras Basah Road, Raffles The Plaza Singapore
Clients	:	Tincel Properties Pte Ltd 250 North Bridge Road , #15-03/04Raffles City Tower Singapore 179101 Tincel Limited 21 Collyer Quay #06-01 HSBC Building Singapore 049320 Raffles Holdings Limited 250 North Bridge Road #15-03/04 Raffles City Tower Singapore 179101
Purpose	:	Intended Sale purposes
Legal Description	:	Lots 482M, 483W & 484V Town Subdivision 11
Interest Valued	:	Leasehold 99 years with effect from 16 July 1979 (Balance lease term of about 72.4 years to run)
Basis Of Valuation	:	Market value subject to all existing and proposed tenancies and occupancy arrangements
Registered Proprietor	:	Tincel Properties (Private) Limited
Site Area	:	30,516.4 sm

250 & 252 North Bridge Road
Raffles City Tower
& Raffles City Shopping Centre respectively

2 Stamford Road, Swissotel The Stamford
80 Bras Basah Road, Raffles The Plaza
Singapore

Date 16 March 2006

Master Plan Zoning (2003 Edition)	:	"Hotel, gross plot ratio 9.9" under 2003 Master Plan. Written Permission (WP) was granted by URA on 8 April 2005 for the total gross floor area of the development at 320,754.77 sm (including the additional gross floor area of 768.49 sm stated in the conditions (i) and (ii) as extracted from WP from URA below. The gross plot ratio is 10.408. (i) The additional gross floor area of 768.49 sm resulting from shops at the new pedestrian link shall not form part of the development potential on the site upon redevelopment and cannot be converted to any other uses for any reason whatsoever. (ii) In the event of any redevelopment, the said gross floor area of 768.49 sm can be used only for the purpose of activity-generating uses, like shops and eating establishments along both sides of the underground pedestrian walkway linking to the RTS station at basement 2.
Date Of Valuation	:	10 March 2006
Brief Description	:	"Raffles City" is a comprehensive commercial development comprising a 42-storey office tower (Raffles City Tower), a 7-storey podium block (Raffles City Shopping Centre), a 73-storey hotel (Swissotel The Stamford) and a 28-storey twin hotel tower (Raffles The Plaza) and 3 levels of basement car parks. The retail podium is currently from Basement 1 to 3rd storey and accommodates a supermarket, retail units, department store, restaurants, food court, bookshop. There are currently 1,073 car park lots within Basements 1, 2 & 3. The development is bounded by North Bridge Road, Bras Basah Road and Stamford Road, within the traffic restricted zone of the Central Business District. It is currently linked to the City Hall MRT Station via a surface linkway.
Tenancy Profile	:	Some of the major retail tenants include Robinson Department Store, Jasons Marketplace and Food Junction.
Lettable Floor Area/ No. of Rooms	:	Office Tower : 34,848.8 sm Retail Podium : 34,557.7 sm after completion of asset enhancement works for Basement 1 and MRT underground link to Basement 2 Swissotel The Stamford : 1,263 guest rooms Raffles The Plaza : 769 guest rooms
Valuation Approaches	:	Discounted Cash Flow And Investment Method
Assessed Value	:	$2,081,800,000 (Dollars Two Billion And Eighty-One Million And Eight Hundred Thousand Only)
Conditions	:	In arriving at the Assessed Value we have assumed that the asset enhancement works for Basement 1 and the MRT underground link to Basement 2 will be completed and we have deducted the capital expenditure for 2006 and the costs to complete these asset enhancement works estimated at $41.0 million.

Knight Frank

250 & 252 North Bridge Road
Raffles City Tower
& Raffles City Shopping Centre respectively

2 Stamford Road, Swissotel The Stamford
80 Bras Basah Road, Raffles The Plaza
Singapore

Date 16 March 2006

Assumptions, Disclaimers, Limitations & Qualifications	: *This valuation report is provided subject to the assumptions, qualifications, limitations and disclaimers detailed throughout this report which are made in conjunction with those included within the Assumptions, Qualifications, Limitations & Disclaimers section located within this report. Reliance on this report and extension of our liability is conditional upon the reader's acknowledgement and understanding of these statements. Use by, or reliance upon this document for any other purpose is not authorized. Knight Frank Pte Ltd is not liable for any loss arising from such unauthorised use or reliance. The document should not be reproduced without our written authority. The valuation in this report represents our unbiased professional opinion and conclusion. We wish to confirm that we have no present or prospective interest in the property which is the subject of this report and have no personal interest or bias with respect to any of the parties involved in the proposed sale. Our compensation is not contingent upon the report of a predetermined value that favours the cause of any party involved in the proposed sale, the attainment of a stipulated result or the occurrence of a subsequent event.*
Prepared By	: Knight Frank Pte Ltd
Per	:

Lydia Sng
B.Sc.(Estate Management) Hons.,MSISV
Executive Director - Valuation

Woo Ai Lian
B.Sc.(Estate Mangement) Hons., MBA, MSISV
Associate Director - Consultancy & Research

ADDITIONAL INFORMATION

1. SHARE CAPITAL

As at the Latest Practicable Date, there are 2,128,419,871 Shares in issue. As at the Latest Practicable Date, the Company has granted Share Options to Optionholders to subscribe for 13,119,553 new Shares at an exercise price of S$0.32 for each new Share, and 4,428,200 new Shares at an exercise price of S$0.73 for each new Share.

2. DISCLOSURE OF INTERESTS

2.1 **Directors.** The interest of the Directors in the Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

Directors	Direct Interest No. of Shares	Direct Interest %	Deemed Interest No. of Shares	Deemed Interest %	Number of Shares comprised in outstanding Share Options accepted by the Directors
Cheng Wai Keung	390,000	0.018	—	—	399,200
Liew Mun Leong	—	—	358,900[1]	0.017	569,498
Jennie Chua Kheng Yeng	6,852,743	0.322	—	—	3,075,030
Giam Chin Toon	110,000	0.005	—	—	295,500
Chew Gek Khim	380,000	0.018	—	—	259,000
Tham Kui Seng	35,000	0.002	—	—	664,380
Christopher Forbes	75,000	0.004	—	—	609,800
Lui Chong Chee	60,000	0.003	—	—	357,140
Loo Choon Yong (Dr)	140,000	0.007	—	—	262,300
Aman Mehta	—	—	—	—	134,450
Tan Ngiap Joo	—	—	—	—	—

Note:

(1) Mr Liew Mun Leong is deemed to be interested in 358,900 Shares held by his spouse.

2.2 ***Substantial Shareholders.*** The interests of the Substantial Shareholders in the Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

Substantial Shareholders	Direct Interest No. of Shares	Direct Interest %	Deemed Interest No. of Shares	Deemed Interest %
CapitaLand Corporate Investments Pte Ltd	793,824,376	37.29	—	—
Areca Investment Pte Ltd	455,449,074	21.40	—	—
CapitaLand Limited	—	—	1,249,273,450[1]	58.69
Temasek Holdings (Private) Limited	—	—	1,336,048,654[2]	62.77
Oversea-Chinese Banking Corporation Limited	—	—	162,968,294[3]	7.66

Notes:

(1) CapitaLand Corporate Investments Pte Ltd ("**CCI**") and Areca Investment Pte Ltd ("**Areca**") are wholly-owned subsidiaries of CapitaLand. Accordingly, CapitaLand is deemed through its interest in CCI and Areca to have an interest in their aggregate holdings of 1,249,273,450 Shares by virtue of Section 7 of the Act.

(2) CapitaLand is an associated company of Temasek. Accordingly, by virtue of Section 7 of the Act, Temasek is deemed to have an interest in (a) the 1,249,273,450 Shares held by the CapitaLand group of companies, and (b) the 86,775,204 Shares held by DBS Group Holdings Limited group of companies, PSA International Pte Ltd group of companies and ST Asset Management Ltd. Temasek is wholly-owned by the Minister for Finance, Incorporated.

(3) Oversea-Chinese Banking Corporation Limited is deemed to be interested in an aggregate of 162,968,294 Shares through each of Specialists' Centre Private Limited, The Great Eastern Life Assurance Company Limited ("**GEL**"), The Overseas Assurance Corporation Limited ("**OAC**"), United Overseas Bank Nominees (Pte) Ltd (for the beneficial interests of GEL) and DBS Nominees Pte Ltd (for the beneficial interest of OAC).

3. MATERIAL LITIGATION

As at the Latest Practicable Date, the Directors are not aware of any litigation, claims or proceedings pending or threatened against the Company or any of its subsidiaries or any facts likely to give rise to any litigation, claims or proceedings which, in the opinion of the Directors, might materially and adversely affect the financial position of the Company and its subsidiaries taken as a whole.

4. CONSENTS

4.1 **Financial Adviser.** DBS Bank has given and not withdrawn its written consent to the issue of this Circular with the inclusion of its name and all references to its name in the form and context in which it appears in this Circular.

4.2 **Independent Financial Adviser.** CIMB-GK has given and not withdrawn its written consent to the issue of this Circular with the inclusion of its name, its letter dated 15 June 2006 setting out, *inter alia*, its advice to the Independent Directors in respect of the Sale and all references to its name in the form and context in which it appears in this Circular.

4.3 **Auditors.** PricewaterhouseCoopers has given and not withdrawn its written consent to the issue of this Circular with the inclusion of its name and reference to its letter to the Directors dated 9 June 2006 on their findings in connection with the availability of share capital to satisfy the Capital Distribution pursuant to the Capital Reduction, and all references thereto, in the form and context in which they appear in this Circular.

4.4 **Valuer.** Knight Frank has given and not withdrawn its written consent to the issue of this Circular with the inclusion of its valuation certificate dated 16 March 2006 and all references to its name in the form and context in which it appears in this Circular.

5. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 250 North Bridge Road, #15-03/04 Raffles City Tower, Singapore 179101, during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the annual reports of the Company for FY2003, FY2004 and FY2005;

(c) the rules of the RHL Share Option Plan and the RHL Share Plans;

(d) the ruling from IRAS referred to in paragraph 4.4 of the Letter to Shareholders in this Circular;

(e) the letter from the Auditors to the Directors dated 9 June 2006 reporting their findings in connection with the availability of share capital to satisfy the Capital Distribution pursuant to the Capital Reduction, referred to in paragraph 7.5 of the Letter to Shareholders in this Circular;

(f) the Knight Frank Valuation certificate; and

(g) the letters of consent from DBS Bank, CIMB-GK, PricewaterhouseCoopers and Knight Frank referred to in paragraph 4 above.

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Raffles Holdings Limited (the "**Company**") will be held at NTUC Auditorium, NTUC Centre, One Marina Boulevard, Level 7, Singapore 018989, on Thursday, 13 July 2006 at 10.00 a.m. for the purpose of considering and, if thought fit, passing with or without any modification, the following Resolutions, of which Resolution 1 will be proposed as an Ordinary Resolution, and Resolution 2 which will be proposed as a Special Resolution:

ORDINARY RESOLUTION

Resolution 1: Approval for the Sale of Raffles City by Tincel Properties (Private) Limited

That:

(a) the proposed sale (the "**Sale**") by Tincel Properties (Private) Limited ("**TPPL**") of the entire "Raffles City" complex ("**Raffles City**") comprising the office tower known as "Raffles City Tower", the podium block known as the "Raffles City Shopping Centre" and two hotel towers known as "Raffles The Plaza" and "Swissôtel The Stamford" to CapitaCommercial Trust ("**CCT**") and/or its nominees, on the terms and conditions set out in the conditional put and call option agreement dated 18 March 2006 entered into between TPPL and HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT, be and is hereby approved; and

(b) the Directors and each of them be and are hereby authorised to complete and do all such acts and things in connection with the Sale as they or he may consider necessary, desirable or expedient to give effect to this Resolution as they or he may deem fit.

SPECIAL RESOLUTION

Resolution 2: Approval for the Capital Reduction and Capital Distribution

That pursuant to Article 10(A) of the Company's Articles of Association and subject to and contingent upon the passing of Resolution 1 above and the confirmation of the High Court of the Republic of Singapore:

(a) the issued share capital of the Company be reduced by an amount of up to S$794,008,020.88 and that such reduction be effected by returning to shareholders of the Company S$0.37 in cash for each issued and fully paid-up ordinary share in the capital of the Company held as at a books closure date to be determined by the Directors; and

(b) the Directors and each of them be and are hereby authorised and empowered to complete and do all such acts and things as they or he may consider necessary, desirable or expedient to give effect to this Resolution as they or he may deem fit.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary

15 June 2006
Singapore

Notes:

(1) A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 250 North Bridge Road, #15-03/04 Raffles City Tower, Singapore 179101, not less than forty-eight (48) hours before the time appointed for holding the Meeting.

RAFFLES HOLDINGS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

PROXY FORM

EXTRAORDINARY GENERAL MEETING

IMPORTANT:

1. For investors who have used their CPF monies to buy RAFFLES HOLDINGS LIMITED shares, this Circular to Shareholders is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We, ____ *(Name)*

of ____ (Address)

being a member/members of Raffles Holdings Limited (the "**Company**"), hereby appoint the following person(s)[(Note 2)]:

Name	NRIC/Passport No.	Proportion of Shareholdings	
Address		No. of Shares	%

and/or (delete as appropriate)

Name	NRIC/Passport No.	Proportion of Shareholdings	
Address		No. of Shares	%

or failing him/her/them, the Chairman of the Meeting, as my/our proxy/proxies to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting ("**EGM**") of the Company to be held at NTUC Auditorium, NTUC Centre, One Marina Boulevard, Level 7, Singapore 018989 on Thursday, 13 July 2006 at 10.00 a.m. and at any adjournment thereof. I/We direct my/our proxy/proxies to vote for or against the resolutions as set out in the Notice of EGM in accordance with the directions set out in the box below. If no specific direction as to voting is given or in the event of any other matter arising at the EGM, my/our proxy/proxies will vote or abstain from voting at his/their discretion.

(Please indicate your vote "For" or "Against" with an "X" within the box provided.)

	For	Against
Resolution 1: Ordinary Resolution To approve the Sale of Raffles City by TPPL		
Resolution 2: Special Resolution To approve the Capital Reduction and the Capital Distribution		

Dated this________ day of______________ 2006.

Shares in:	No. of Shares
a. CDP Register	
b. Register of Members	
Total:	

____

Signature(s) of Shareholder(s)/Common Seal of Corporate Shareholder

IMPORTANT: PLEASE READ NOTES OVERLEAF

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number. If you have shares registered in your name in the Register of Members of the Company, you should insert that number. If you have shares entered against your name in the Depository Register and registered in your name in the Register of Members, you should insert the aggregate number. If no number is inserted, this form of proxy will be deemed to relate to all the shares held by you.

2. A member of Raffles Holdings Limited (the "**Company**") entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote on his behalf. Such proxy need not be a member of the Company. If any other proxy is to be appointed, please strike out "Chairman of the Meeting" and insert the name(s) and particulars of the proxy or proxies to be appointed in the box provided.

3. If the Chairman of the Meeting is appointed as proxy, this instrument appointing a proxy or proxies shall be deemed to confer on him the right to nominate a person to vote on his behalf on a show of hands.

4. Where a member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his holding to be represented by each proxy.

5. The instrument appointing a proxy or proxies must be deposited at the Company's registered office at 250 North Bridge Road, #15-03/04 Raffles City Tower, Singapore 179101 not less than 48 hours before the time set for holding the Meeting.

6. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of a director or an officer or attorney duly authorised.

7. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.

8. The Company shall be entitled to reject an instrument of proxy which is incomplete, improperly completed, illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified on the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject an instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

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RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Jun-2006 12:36:57
Announcement No.	00021

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand - "Australand declares June 2006 Quarter Dividend/Distribution"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand-annc-21Jun06-qtrdistn.pdf Total size = **54K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX ANNOUNCEMENT

21 June 2006

AUSTRALAND DECLARES JUNE 2006 QUARTER DIVIDEND/DISTRIBUTION

Australand announces that pursuant to Listing Rule 3.20 and Appendices 3A(1) and 6A(1):

- the dividend/distribution for the June 2006 quarter will be 4.0 cents per stapled security, comprising a 1.94 cents per share fully franked dividend from Australand Holdings Limited, a 1.72 cents per unit distribution from Australand Property Trust, a 0.23 cents per unit distribution from Australand Property Trust No.4 and a 0.11 cents per unit distribution from Australand Property Trust No.5;

- the Record Date for determining the entitlement to this dividend/distribution will be 5.00pm Sydney time on Friday, 30 June 2006;

- Australand stapled securities will be quoted ex-distribution on Monday, 26 June 2006;

- this dividend/distribution will be paid on Thursday, 3 August 2006;

- Australand's Distribution Reinvestment Plan ("**DRP**") will operate for this dividend/ distribution;

- securities will be issued under the DRP at a discount of 2.5% to the average of the daily volume weighted average of all sales of Australand stapled securities traded on the Australian Stock Exchange for each of the first five trading days following the Record Date being 3 to 7 July 2006 inclusive. The DRP price will be announced on Monday, 10 July 2006; and

- accordingly, security holders who wish to participate in the DRP for the first time or who wish to vary their participation in the DRP, will need to have lodged their DRP Election Forms by 5.00pm Sydney time on Friday, 30 June 2006.

For further information, please contact:

Michael Newsom
Company Secretary
Tel: +61 2 9767 2177
Email: mnewsom@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au

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Miscellaneous
* Asterisks denote mandatory information

RECEIVED
2006 JUN 19 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Jun-2006 12:37:37
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Singapore's CapitaLand NOT linked to Beijing Capital Land

Description

CapitaLand Limited, headquartered in Singapore and one of Asia's largest property companies listed on the Singapore Exchange, has no links with Beijing Capital Land Limited, which is listed on the Stock Exchange of Hong Kong.

As there is some similarity in the companies' name and as both companies are active in China's real estate, there have been some confusion and concern among investors. CapitaLand would like to state that it is unrelated and has no business links with Beijing Capital Land Limited.

Attachments:

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Miscellaneous

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Jun-2006 18:34:42
Announcement No.	00077

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Continued trading of shares after completion of the sale of Raffles City"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL_Annc_Continued_Trading_of_Shares_After_Completion_of_The_Sale_of_Raffles_City.pdf Total size = **18K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

CONTINUED TRADING OF SHARES AFTER COMPLETION OF THE SALE OF RAFFLES CITY

The Board of Directors of Raffles Holdings Limited ("**RHL**" or the "**Company**") refers to:

(a) the Company's circular to shareholders (the "**Circular**") dated 15 June 2006 in relation to the proposed sale (the "**Sale**") of Raffles City by the Company's 45 per cent. associated company, Tincel Properties (Private) Limited, to CapitaCommercial Trust, and the return of up to S$0.70 in cash for each RHL share to the shareholders of the Company ("**Shareholders**") by way of the proposed capital reduction exercise (the "**Capital Reduction**") by the Company and capital distribution (the "**Capital Distribution**") of S$0.37 in cash for each RHL Share, and a special interim tax exempt (one-tier) dividend for the financial year ended 31 December 2006 (the "**Special Dividend**") of up to S$0.33 in cash for each RHL share; and

(b) Rule 1018 ("**Rule 1018**") and Rule 1303(2) ("**Rule 1303(2)**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") Listing Manual which grants SGX-ST the discretion to suspend trading of the shares of a company listed on the SGX-ST in the event that, *inter alia*, there is a change in the company's assets that produces a situation where such company's assets consist wholly or substantially of cash, and allows such suspension to remain in force until the company has a business which is able to satisfy the SGX-ST's requirements for a new listing and all relevant information has been announced. Rule 1018(2) of the SGX-ST Listing Manual also grants SGX-ST the discretion to remove the company from the Official List of the SGX-ST if such company is not able to meet the requirements for a new listing within 12 months of the suspension of trading of its shares.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Circular.

It was stated in paragraph 9 of the Circular that *"Following completion of the Sale, the Capital Reduction, Capital Distribution and payment of the Special Dividend, the Company would not have any material assets or businesses, and would have distributed all of its available cash to Shareholders, subject to provisions made for tax and other liabilities. As the Company does not intend to invest in or acquire any new businesses, Shareholders should note that the SGX-ST may suspend trading of the Shares after Completion, and may delist the Shares from the Official List of the SGX-ST 12 months from the suspension date."*. It was also stated in paragraph 9 of the Circular that the Company *"was exploring various options to provide Shareholders with a clean exit from their Shares ... Company expects to be in a position to finalise and announce the terms of such exit for Shareholders in the fourth quarter of 2006 after receiving the proceeds from the Sale and the completion of the Capital Distribution and the payment of the Special Dividend."*.

In view of the potential suspension and delisting of its shares from the Official List of the SGX-ST upon completion of the Sale, the Company had applied to the SGX-ST for a waiver from compliance with Rule 1018 and Rule 1303(2), to allow trading of the Company's shares on the SGX-ST upon completion of the Sale on the following grounds:

(i) to allow Shareholders to have the flexibility to exit by selling their RHL shares on the open market at any time, instead of having to wait for a clean exit to be provided by the Company;

(ii) there is little room for market speculation as to the future business of the Company, as the Company has declared its intention not to invest in or acquire any new businesses and to provide Shareholders with a clean exit from their Shares; and

(iii) Shareholders have been given clarity on the timeframe, with the duration between the completion of the Sale and the announcement of any exit option being a known and finite period of time, as the Company has announced on 24 April 2006 and stated in the Circular that the terms of any clean exit are expected to be finalised and announced in the fourth quarter of 2006.

The SGX-ST has on 21 June 2006 granted the Company's application for a waiver from compliance with Rule 1018 and 1303(2) and has no objection for the RHL shares to continue to trade from completion of the Sale to the completion of the clean exit for Shareholders. The SGX-ST's grant of such waiver is subject to:

(1) the Company announcing details of the clean exit to Shareholders on or before 13 October 2006, being the expected date of the completion of Capital Reduction and Capital Distribution;

(2) the Company making an announcement as required under Rule 107 of the SGX-ST Listing Manual of the waiver granted, disclosing the reasons for the waiver and the conditions attached; and

(3) the Company making the necessary announcements to update Shareholders regularly to enable Shareholders to make informed decisions in respect of the trading of RHL shares.

Shareholders should note that notwithstanding the above, the SGX-ST has reserved the right to amend the grant of the waiver or the conditions attached to such grant, in the event any matter arises to suggest that the RHL shares should be suspended upon the completion of the Sale or at any time deemed appropriate by the SGX-ST. The grant of the waiver by the SGX-ST is also subject to changes in the policies of the SGX-ST.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
Singapore, 22 June 2006

Miscellaneous

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jun-2006 21:53:50
Announcement No.	00122

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Approval-in-principle for equity fund raising"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT-annc-AIPequityfundraising-23Jun06.pdf Total size = **41K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

APPROVAL-IN-PRINCIPLE FOR EQUITY FUND RAISING

Further to the announcement dated 19 March 2006 relating to the proposed acquisition of Raffles City[1] as well as the plant and equipment located therein (the "**Acquisition**"), CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**" and the manager of CCT, the "**CCT Manager**"), is pleased to announce that approval in-principle has been obtained from Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the proposed issue of new units in CCT ("**New Units**") so as to raise proceeds to part finance the Acquisition with the balance proceeds to be utilised for CCT's working capital purposes (the "**Equity Fund Raising**"), and for the listing and quotation of the New Units to be issued for the purpose of the Equity Fund Raising on the Main Board of the SGX-ST. The SGX-ST's in-principle approval is not an indication of the merits of the Equity Fund Raising, the Acquisition, the New Units, CCT or the waivers which have been granted by the SGX-ST in connection with the placement of New Units to CapitaLand Limited and/or any of its subsidiaries, certain substantial unitholders of CCT and the directors of the CCT Manager and their immediate family members.

Details of the Equity Fund Raising will be set out in a circular ("**Unitholders' Circular**") which will be issued to unitholders of CCT shortly for the purpose of seeking their approval for, *inter alia*, the Acquisition, the Equity Fund Raising and placement to certain potential placees as described above.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
23 June 2006

[1] The sale of the property includes the subterranean lots at Lot 80002M of Town Subdivision 11 and (if alienation approval is issued) the subterranean lot at Lot 235N–Pt both of Town Subdivision 11, which are to be acquired for the purpose of developing an underground link between Raffles City and the proposed Esplanade Mass Rapid Transit ("**MRT**") station on the Circle line of the MRT system.

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units. This Announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this Announcement adopt the meanings in the Unitholders' Circular.

An offer information statement and a wrap-around document (together, the "**Circular**") in relation to the offer of New Units will be made available when the offer is made, subsequent to approval by the Unitholders. The Circular is expected to be available and a copy may be obtained on request, subject to availability, from such underwriters as may be appointed for the Equity Fund Raising. A potential investor should read the Circular before deciding whether to subscribe for or purchase New Units.

The value of the Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CCT Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the CCT Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CCT is not necessarily indicative of the future performance of CCT.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) and, subject to certain exceptions, may not be offered or sold within the United States, to and/or for the benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (as amended).

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jun-2006 22:05:34
Announcement No.	00123

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Approval-in-principle for equity fund raising"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT-annc-AIPequityfundraising-23Jun06.pdf Total size = **75K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

APPROVAL IN-PRINCIPLE FOR EQUITY FUND RAISING

Further to the announcement dated 19 March 2006 relating to the proposed acquisition of Raffles City[1] as well as the plant and equipment located therein (the "**Acquisition**"), CapitaMall Trust Management Limited (the "**CMT Manager**"), as manager of CapitaMall Trust ("**CMT**"), is pleased to announce that approval in-principle has been obtained from Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the proposed issue of new units in CMT ("**New Units**") to raise proceeds to part finance the Acquisition, with the balance proceeds to be utilised for CMT's working capital purposes (the "**Equity Fund Raising**"), and for the listing and quotation of the New Units to be issued for the purpose of the Equity Fund Raising on the Main Board of the SGX-ST. The SGX-ST's in-principle approval is not an indication of the merits of the Equity Fund Raising, the Acquisition, the New Units, the waivers which have been granted by the SGX-ST in connection with the placement of New Units to CapitaLand Limited and/or any of its subsidiaries, certain substantial unitholders of CMT and the directors of the CMT Manager and their immediate family members or CMT.

Details of the Equity Fund Raising will be set out in a circular ("**Unitholders' Circular**") which will be issued to unitholders of CMT shortly for the purpose of seeking their approval for, *inter alia*, the Acquisition, the Equity Fund Raising and placement to certain potential placees as described above.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
23 June 2006

---

1 The sale of the property includes the subterranean lots at Lot 80002M of Town Subdivision 11 and (if alienation approval is issued) the subterranean lot at Lot 235N Pt both of Town Subdivision 11, which are to be acquired for the purpose of developing an underground link between Raffles City and the proposed Esplanade Mass Rapid Transit ("**MRT**") station on the Circle Line of the MRT system.

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units. This Announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this Announcement adopt the meanings in the Unitholders' Circular.

An offer information statement and a wrap-around document (together, the "**Circular**") in relation to the offer of New Units will be made available when the offer is made, subsequent to approval by the Unitholders. The Circular is expected to be available and a copy may be obtained on request, subject to availability, from such underwriters as may be appointed for the Equity Fund Raising. A potential investor should read the Circular before deciding whether to subscribe for or purchase New Units.

The value of the Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CMT Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the CMT Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) and, subject to certain exceptions, may not be offered or sold within the United States, to and/or for the benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (as amended).

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jun-2006 07:56:30
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and News release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "Extraordinary General Meeting of Unitholders of CapitaCommercial Trust and Proposed Equity Fund Raising Exercise"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	CCT_EFR_Announcement_final.pdf Press_release_CCT_final.pdf Total size = **359K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

EXTRAORDINARY GENERAL MEETING OF UNITHOLDERS OF CAPITACOMMERCIAL TRUST AND PROPOSED EQUITY FUND RAISING EXERCISE

1. INTRODUCTION

1.1 Proposed Acquisition of Raffles City

On 19 March 2006, it was announced that HSBC Institutional Trust Services (Singapore) Limited, in its capacity as trustee of CapitaCommercial Trust ("**CCT**", and the trustee of CCT, the "**Trustee**") had entered into a collaboration agreement (the "**Collaboration Agreement**") with the trustee of CapitaMall Trust ("**CMT**"), HSBC Institutional Trust Services (Singapore) Limited (the "**CMT Trustee**"), to jointly hold and acquire Raffles City[1] ("**Raffles City**" and the acquisition of Raffles City, the "**Acquisition**").

Under the terms of the Collaboration Agreement, CCT and CMT agreed to establish a joint ownership vehicle for the purposes of completing the Acquisition as well as to hold Raffles City upon completion. CCT and CMT will hold interests of 60 per cent. and 40 per cent. respectively in the joint ownership vehicle.

The joint ownership vehicle will take the form of an unlisted special purpose sub-trust ("**RCS Trust**"), which will be constituted by a trust deed to be entered into between the CCT Trustee, the CMT Trustee, CapitaCommercial Trust Management Limited, in its capacity as the manager of CCT (the "**CCT Manager**"), CapitaMall Trust Management Ltd, in its capacity as the manager of CMT (the "**CMT Manager**"), and the trustee-manager of the RCS Trust, being HSBC Institutional Trust Services (Singapore) Limited.

Concurrently, it was also announced that the Trustee had entered into a conditional put and call option agreement with Tincel Properties (Private) Limited ("**TPPL**") in connection with the Acquisition. Under the sale and purchase agreement to be entered between the RCS Trust and TPPL (as appended to the Put and Call Option Agreement), it is contemplated that the joint ownership vehicle will complete the Acquisition.

1.2 Announcement on the Approval-In-Principle for the Equity Fund Raising

---

[1] The sale of Raffles City includes the plant and equipment located therein. It also includes the subterranean lots at Lot 80002 of Town Subdivision 11 and (if alienation approval is issued) the subterranean lot of Lot 235N-pt of Town Subdivision 11, which are to be acquired for the purpose of developing an underground link between

On 23 June 2006, it was announced that approval in-principle had been obtained from Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for:

1.2.1 the issue of new units in CCT ("**Units**" and the new Units, "**New Units**") for offer and placement to existing Unitholders and new investors so as to raise gross proceeds of up to an aggregate of S$803.2 million in order to part finance CCT's acquisition of 60.0 per cent. of the joint ownership vehicle, or (in the event that CMT fails to obtain the approval of its unitholders for the Acquisition) S$1,338.8 million, in connection with the Acquisition, with the balance of the proceeds to be utilised for CCT's working capital purposes (the "**Equity Fund Raising**"); and

1.2.2 the listing and quotation of the New Units to be issued for the purpose of the Equity Fund Raising on the Main Board of the SGX-ST.

The SGX-ST's in-principle approval is not an indication of the merits of the Equity Fund Raising, the Acquisition, the New Units, CCT or the waivers which have been granted by the SGX-ST in connection with the placement of New Units to CapitaLand Limited and/or any of its subsidiaries, certain substantial unitholders of CCT and the directors of the CCT Manager and their immediate family members.

2. UNITHOLDERS' CIRCULAR

2.1 Issue of the Unitholders' Circular

Further to the above, the CCT Manager has, as at the date of this announcement, issued a circular (the "**Unitholders' Circular**") to holders of Units ("**Unitholders**"), setting out, among others, details of, and other relevant information pertaining to, the Acquisition and the CCT Manager's financing plans in that regard, together with the notice of the Extraordinary General Meeting ("**EGM**").

2.2 Dispatch of the Unitholders' Circular

The Unitholders' Circular is being dispatched to Unitholders as at the date of this announcement, and the EGM will be held on 13 July 2006 at 4.00 p.m. at DBS Auditorium, Level 3, 6 Shenton Way, DBS Tower 1, Singapore 068809.

Raffles City and the proposed Esplanade Mass Rapid Transit ("**MRT**") station on the Circle Line of the MRT system.

3. APPROVALS SOUGHT

3.1 Proposals for which Unitholders' Approval is Sought

3.1.1 the Acquisition, being:

(i) an "interested person transaction" (as defined in the listing manual issued by the SGX-ST (the "**Listing Manual**") as well as an "interested party transaction" (as defined in the Property Funds Guidelines in Appendix 2 of the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore); and

(ii) a "major transaction" (as defined in the Listing Manual),

together with an accompanying amendment to the trust deed dated 6 February 2004 constituting CCT (as amended) (the "**Trust Deed**") for the purpose of fixing a common basis of fees payable to the CCT Manager and the CMT Manager, in relation to Raffles City;

3.1.2 the Equity Fund Raising;

3.1.3 the placement of New Units to CapitaLand Limited and its subsidiaries as part of the Equity Fund Raising (the "**Placement to the CapitaLand Group**");

3.1.4 the placement of New Units to the directors of the CCT Manager (the "**Directors**") as part of the Equity Fund Raising (the "**Placement to the Directors**");

3.1.5 the amendment to the Trust Deed for the purpose of allowing the Company the flexibility to receive, at its discretion, its management fee wholly in Units, wholly in cash or a combination of both, for the period up to and including 31 December 2008, provided that the distribution of each financial year within such period is not less than any forecast and projected distribution for the financial year ended 31 December 2005, as set out in the introductory document of CCT dated 16 March 2004; and

3.1.6 the amendments to the Trust Deed:

(i) to allow the CCT Manager to issue Units as consideration for future acquisitions at the same issue price per Unit as that for the issue of new Units under an equity fund raising; and

(ii) for the purpose of facilitating the use of special purpose vehicles by CCT to hold investments by providing the CCT Manager the option to elect to receive its base fee, performance fee, acquisition fee and divestment fee, the relevant special purpose vehicle or a combination of both.

3.2 Acquisition, Equity Fund Raising and Placement to the CapitaLand Group are inter-conditional

Unitholders should note that each of the resolutions relating to the Acquisition, the Equity Fund Raising and the Placement to the CapitaLand Group is inter-conditional and contingent upon the passing of the other two resolutions.

4. ACQUISITION OF RAFFLES CITY

4.1 Conditions Precedent

The completion of the Acquisition is subject to a number of conditions precedent, including the approval by Unitholders and the approval by the shareholders of Raffles Holdings Limited ("**RHL**") for the sale of Raffles City[2]. Also, in the event that CMT fails to obtain the approval of its unitholders for the Acquisition, CCT will acquire Raffles City on its own or through a special purpose vehicle with CCT holding an interest of 100.0 per cent., if the approval of the Unitholders is obtained[3].

4.2 Pro Forma Effects of the Acquisition

The pro forma financial effects of the Acquisition on the distribution per Unit ("**DPU**"), the net asset value ("**NAV**") per Unit and the pro forma capitalisation of CCT are presented below.

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2 As RHL's remaining businesses following the divestment of the hotel business on 30 September 2005 comprises principally its 45.0 per cent. equity interest in Raffles City, the directors of RHL have requested that the sale of Raffles City be made conditional upon the approval of the shareholders of RHL in order that the shareholders of RHL are able to directly participate in deciding on the sale of Raffles City. The extraordinary general meeting of RHL to be convened for the purpose of obtaining the approval of its shareholders for the sale of Raffles City is scheduled to be held on 13 July 2006 at 10.00 a.m.. The EGM is scheduled later on the same day at 4.00 p.m. In the event that RHL fails to obtain the approval of its shareholders for the sale of Raffles City, CCT will not be able to proceed with the EGM to obtain approval for the Acquisition and the Equity Fund Raising.

3 The extraordinary general meeting of CMT for the purpose of obtaining the approval of its shareholders for the acquisition of Raffles City is scheduled to be held on 13 July at 1.00 p.m.

4.2.1 Assumptions

Unitholders should note that the DPU and NAV per Unit are purely for illustrative purposes only and were prepared based on the audited financial statements of CCT for the financial year ended 31 December 2005, as well as the audited financial statements of TPPL for the financial year ended 31 December 2005, taking into account CCT's 60.0 per cent. share of the Total Acquisition Cost[4], currently estimated to be S$1,316.5 million as well as the estimated costs of the Equity Fund Raising (see paragraph 4 of the Unitholders' Circular for further details), and assuming that:

(i) approximately 486.8 million New Units are issued at an issue price of S$1.65 per New Unit pursuant to the Equity Fund Raising (purely for illustrative purposes only);

(ii) the additional borrowings of S$866.4 million to be incurred by the RCS Trust to, among others, part finance the CCT RC Acquisition[5] (as defined herein), increases CCT's Gearing Level[6] (as defined herein) to approximately 33.0 per cent.;

(iii) the Acquisition is made jointly with CMT, with 60.0 per cent. of the income from Raffles City accruing to CCT through the RCS Trust from 1 January 2005; and

(iv) the CCT RCS Management Fee[7] is paid in the form of Units.

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4 "**Total Acquisition Cost**" comprises the Total Purchase Consideration, the acquisition fee payable to the CCT Manager and the CMT Manager, the estimated professional and other fees and expenses in connection with the Acquisition, and is currently estimated to be S$2,194.2 million. "**Total Purchase Consideration**" is approximately S$2,166.0 million and comprises (i) the purchase price of Raffles City, being S$2,085.0 million, (ii) the amount payable to TPPL as reimbursement for costs paid and the remaining costs for building capital expenditure as well as asset enhancement works relating to Raffles City as at the completion of the Acquisition, up to an aggregate sum of S$41.0 million, and (iii) an additional sum payable to TPPL not exceeding S$40.0 million for certain property-related liabilities.

5 "**CCT RC Acquisition**" means CCT's acquisition of 60.0 per cent. interest in Raffles City which is held through the RCS Trust.

6 The ratio of CCT's borrowings to the value of its gross assets (including all its authorised investments held or deemed to be held upon the trusts under the Trust Deed).

7 "**CCT RCS Management Fee**" means CCT's 60.0% share of the management fee payable to the trustee-manager of the RCS Trust comprising a base fee of 0.25 per cent. per annum of the value of the trust property of the RCS Trust and a performance fee of 4.0 per cent. of the net property income of RCS Trust.

4.2.2 **Pro Forma DPU**

The pro forma financial effects of the Acquisition on CCT's DPU for the financial year ended 31 December 2005, as if the Acquisition was completed on 1 January 2005, and held for the financial year ended 31 December 2005, are as follows:

	Existing Portfolio	Enlarged Portfolio (comprising the Existing Portfolio and CCT RC Interest)
Net Income before Tax (S$'000)	61,907	93,259(1)
Distributable Income (S$'000)	59,872(2)	98,140(2)(3)
Issued Units ('000)	896,271(4)	1,394,427(5)
DPU (cents)	6.68(6)	7.04(7)

Notes:

(1) Includes CCT's 60.0 per cent. Of the adjusted net profit attributable to Raffles City and deducting the additional finance costs, management fee and trust expenses incurred in connection with the Acquisition. The adjusted net profit was derived from the earnings from Raffles City before interest costs, income tax, depreciation and amortisation, as extracted from TPPL's audited accounts for the financial year ended 31 December 2005.

(2) Distribution for the half year ended 30 June 2005 was based on 95.0 per cent. of taxable income. Distribution for the half year ended 31 December 2005 was based on 100.0 per cent. of taxable income.

(3) 100.0 per cent. of the CCT RC Interest is assumed to be distributed.

(4) Number of Units in issue as at 31 December 2005.

(5) Includes approximately 486.8 million New Units issued pursuant to the Equity Fund Raising (purely for illustrative purposes only), 7.9 million Units issued as payment of the CCT RCS Acquisition Fee for the Acquisition, as well as the CCT Manager's estimate of 3.5 million Units issued as payment of CCT RCS Management Fee for the financial year ended 31 December 2005, at an issue price of S$1.65 per Unit.

(6) Computed based on the distributable income of the Existing Portfolio for the financial year ended 31 December 2005 over the number of Units in issue as at 31 December 2005.

(7) In the event that CMT fails to obtain the approval of its unitholders for the Acquisition and CCT acquires Raffles City on its own or through a special purpose vehicle with CCT holding an interest of 100.0 per cent., the pro forma financial effects of the Acquisition on the DPU is 7.21 cents, based on the following assumptions: (i) approximately 651.3 million New Units are issued pursuant to the Equity Fund Raising at an issued price of S$1.65 per New Unit (purely for illustrative purposes only) raising an aggregate of S$1,074.7 million, 13.1 million Units are issued as payment of the CCT RCS Acquisition Fee for the Acquisition as well as the CCT RCS Management Fee of approximately 5.8 million Units for the financial year ended 31 December 2005; (ii) additional borrowings of S$974.0 million is incurred by the RCS Trust; (iii) additional borrowings of S$150.0 million is incurred by CCT; (iv) CCT's Gearing Level is increased to approximately 40.0 per cent.; and (v) the value of the Acquisition as at 31 December 2005 is S$2,194.2 million.
In the event that CCT is able to raise S$1,338.8 million under the Equity Fund Raising, (i) the borrowings for the Acquisition will be reduced to S$866.4 million, (ii) CCT's Gearing Level will be reduced to 34.2 per cent., and (ii) the pro forma financial effect of DPU is 7.16 cents.

4.2.3 **Pro Forma NAV**

The pro forma financial effects of the CCT RC Acquisition on the NAV per Unit as at 31 December 2005, as if the CCT RC Acquisition was completed on 31 December 2005, are as follows:

	Existing Portfolio	Enlarged Portfolio (comprising the Existing Portfolio and the CCT RC Interest)
NAV (S$'000)	1,424,349(1)	2,221,003(2)
Issued Units ('000)	896,271(3)	1,390,965(4)
NAV per Unit (S$)	1.59	1.60(5)

Notes:

(1) Based on the CCT Audited Financial Statements and adjusted for the distribution in February 2006 of CCT's distributable income for the period from 1 July 2005 to 31 December 2005.

(2) Assuming (i) additional borrowings of S$866.4 million incurred by the RCS Trust; (ii) CCT's Gearing Level is increased to approximately 33.0 per cent.; and (iii) the CCT Total Acquisition Cost as at 31 December 2005 is S$1,316.5 million.

(3) Number of Units in issue as at 31 December 2005.

(4) Includes approximately 486.8 million New Units issued pursuant to the Equity Fund Raising at an issue price of S$1.65 per New Unit (purely for illustrative purposes only), and 7.9 million Units issued as payment of CCT RCS Acquisition Fee for the Acquisition.

(5) In the event that CMT fails to obtain the approval of its Unitholders for the Acquisition and CCT acquires Raffles City on its own or through a special purpose vehicle with CCT holding an interest of 100.0 per cent., the pro forma financial effects of the Acquisition on the NAV is S$1.60 based on the following assumptions: (i) approximately 651.3 million New Units issued pursuant to the Equity Fund Raising at an issued price of S$1.65 per New Unit (purely for illustrative purposes only) raising an aggregate of S$1,074.7 million and 13.1 million Units are issued as payment of the CCT RCS Acquisition Fee for the Acquisition; (ii) additional borrowings of S$974.0 million is incurred by the RCS Trust; (iii) additional borrowings of S$150.0 million is incurred by CCT; (iv) CCT's Gearing Level is increased to approximately 40.0 per cent.; and (v) the value of the Acquisition as at 31 December 2005 is S$2,194.2 million.

In the event that CCT raises S$1,338.8 million under the Equity Fund Raising, (i) the borrowings for the Acquisition will be reduced to S$866.4 million, (ii) CCT's Gearing Level will be reduced to 34.2 per cent., and (iii) the pro forma financial effect of NAV is S$1.60.

4.2.4 **Pro Forma Capitalisation**

The following table sets forth the pro forma capitalisation of CCT as at 31 December 2005, as adjusted to reflect the assumption that approximately 486.8 million New Units are issued at a issue price of S$1.65 per New Unit pursuant to the Equity Fund Raising (purely for illustrative purposes only).

	As at 31 December 2005	
	Actual (S$ million)	**As Adjusted (S$ million)**
Short-term debt:		
Secured debt	76.0	76.0
Unsecured debt	-	-
Total short-term debt	76.0	76.0
Long-term debt:		
Secured debt	580.0	1,099.9
Unsecured debt	-	-
Total long-term debt	580.0	1,099.9
Total debt:	656.0	1,175.0
Unitholders' funds	1,424.3[1]	2,240.6[2]
Expenses relating to the Equity Fund Raising	-	(19.6)
Total Unitholders' funds	1,424.3	2,221.0
Total Capitalisation	2,080.3	3,396.9[3]

Notes:

(1) Based on the CCT Audited Financial Statements and adjusting for the distribution in February 2006 of CCT's distributable income for the period from 1 July 2005 to 31 December 2005.

(2) Based on the assumptions that (i) approximately 486.8 million New Units are issued at an issue price of S$1.65 per New Unit pursuant to the Equity Fund Raising (purely for illustrative purposes only) and 7.9 million Units are issued as payment of the CCT RCS Acquisition Fee for the Acquisition, (ii) additional borrowings of S$866.4 million are incurred by the RCS Trust, and (iii) the value of the CCT Total Acquisition Cost as at 31 December 2005 is S$1,316.5 million.

(3) In the event that CMT fails to obtain the approval of its unitholders for the Acquisition and CCT acquires Raffles City on its own or through a special purpose vehicle with CCT holding an interest of 100.0 per cent., the pro forma financial effects of the Acquisition on the capitalisation is S$4,274.5 million based on the following assumptions: (i) approximately 651.3 million New Units are issued pursuant to the Equity Fund Raising at an issue price of S$1.65 per New Unit (purely for illustrative purposes only) raising an aggregate of S$1,074.7 million and 13.1 million Units are issued as payment of the CCT RCS Acquisition Fee for the Acquisition; (ii) additional borrowings of S$974.0 million is incurred by the RCS Trust; (iii) additional borrowings of S$150.0 million is incurred by CCT; (iv) CCT's Gearing Level is increased to approximately 40.0 per cent.; and (v) the value of the Acquisition as at 31 December 2005 is S$2,194.2 million. In the event CCT is able to raise S$1,338.8 million under the Equity Fund Raising, (i) the borrowings for the Acquisition will be reduced to S$866.4 million, (ii) CCT's Gearing Level will be reduced to 34.2 per cent., and (iii) the pro forma financial effect of capitalisation is S$4,274.5 million.

5. EQUITY FUND RAISING

5.1 Structure of the Equity Fund Raising

The proposed Equity Fund Raising will comprise:

5.1.1 a non-renounceable preferential offering of New Units at the preferential offering issue price (the "**Preferential Offering Issue Price**") to Singapore registered unitholders of one New Unit for every 10 existing Units held on the preferential offering books closure date (fractions of a Unit to be disregarded) (the "**Preferential Offering**");

5.1.2 an offering to retail investors in Singapore through the automated teller machines ("**ATMs**") of participating banks (the "**ATM Offering**") at the ATM Offering issue price (the "**ATM Offering Issue Price**"); and

5.1.3 a private placement at the private placement issue price (the "**Private Placement Issue Price**") to institutional and other investors (the "**Private Placement**"),

so as to raise gross proceeds of up to an aggregate of S$803.2 million or (in the event that CMT fails to obtain the approval of its unitholders for the Acquisition) gross proceeds of up to an aggregate of S$1,074.7 million. Depending on the market conditions, CCT may, however, elect to raise gross proceeds of up to an aggregate of S$1,338.8 million.

The actual number of New Units to be issued under the Equity Fund Raising will depend on the Preferential Offering Issue Price, the ATM Offering Issue Price and the Private Placement Issue Price.

The Preferential Offering Issue Price, the ATM Offering Issue Price and the Private Placement Issue Price and the actual proportion of New Units to be issued under the ATM Offering and the Private Placement are to be determined by the joint lead managers for the Equity Fund Raising, being The Hongkong and Shanghai Banking Corporation and UBS AG, acting through its business group UBS Investment Bank (the "**Joint Lead Managers**"), with the agreement of the CCT Manager, closer to the date of commencement of the Equity Fund Raising. The Preferential Offering Issue Price will be at a further discount of up to 1.0 per cent. of the discount at which the Private Placement Issue Price is to the weighted average price for trades done on the SGX-ST for the full Market Day immediately preceding the lodgment of the offer information statement. If trading in the Units is not available for a full Market Day, the weighted average price must be based on the trades done on the preceding Market Day up to the time the offer information statement is lodged.

There is a possibility that a delay of up to three weeks may occur before New Units may be issued and allotted and their payment settled. The CCT Manager may elect to issue the New Units under the Equity Fund Raising at a later date when the CCT Manager requires such funds to part finance the Acquisition.

5.2 Underwriting by the Joint Lead Managers

Save for the New Units which CCID has undertaken to subscribe pursuant to the Undertaking, the Private Placement tranche of the Equity Fund Raising will be underwritten by the Joint Lead Managers.

6. CONSEQUENTIAL ADJUSTMENTS TO THE DISTRIBUTION PERIOD

CCT's policy is to distribute its distributable income on a semi-annual basis to Unitholders. The next distribution was originally scheduled to take place by 31 August 2006, in respect of CCT's semi-annual distributable income for the period from 1 January 2006 to 30 June 2006 (the "**Scheduled Distribution**"). However, in conjunction with the Equity Fund Raising, the CCT Manager intends to declare, in lieu of the Scheduled Distribution, a distribution of CCT's distributable income for the period from 1 January 2006 to the day immediately prior to the date on which New Units are issued under the Equity Fund Raising (the "**Cumulative Distribution**").

The next distribution thereafter will comprise CCT's distributable income for the period from the day that New Units are issued under the Equity Fund Raising to 31 December 2006, and is expected to be paid in February 2007. Semi-annual distributions will resume thereafter. The Cumulative Distribution is being proposed as a means to ensure fairness to holders of the Existing Units and, at the same time, to avoid the additional costs of making two distributions within a short span of time. By implementing the Cumulative Distribution, distributable income accrued by CCT up to the day immediately preceding the issue of New Units under the Equity Fund Raising (which, at that point, will be entirely attributable to the investment represented by the Existing Units) will only be distributed in a single distribution, in respect of the Existing Units.

7. WAIVERS

7.1 Restricted Placees

The CCT Manager has obtained a waiver from the SGX-ST from the requirement under Rule 812(1) of the Listing Manual so that restricted placees listed thereunder (such as directors of the CCT Manager, their immediate family and substantial Unitholders) who are Singapore Registered Unitholders can accept their provisional allocations of New Units under the Preferential Offering in full or in part.

7.2 PGGM and The Capital Group of Companies, Inc.

The CCT Manager has also obtained a general waiver from the SGX-ST from the requirement under Rule 812(1) of the Listing Manual to seek Unitholders' approval for an issue of New Units to each of Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen ("**PGGM**") and The Capital Group of Companies, Inc., being substantial Unitholders. The New Units proposed to be placed to each of PGGM and The Capital Group of Companies, Inc. is no more than what would be required to maintain their respective proportionate unitholdings, in percentage terms, at its pre-

placement level as at the 20 June 2006, being the last practicable date prior to the printing of this Unitholders'. Circular.

8. FURTHER DETAILS

8.1 Further details of the matters for which Unitholders' approvals are sought (including the financial effects of the Acquisition) are set out in the Unitholders' Circular. An electronic copy of the Unitholders' Circular will be available on CCT's website at http://www.capitacommercial.com from 9.00 a.m. on 26 June 2006.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
26 June 2006

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units. This Announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this Announcement adopt the meanings in the Unitholders' Circular.

An offer information statement and a wrap-around document (together, the "**Unitholders' Circular**") in relation to the offer of New Units will be made available when the offer is made, subsequent to approval by the Unitholders for the Acquisition, the Equity Fund Raising, the CapitaLand Group Placement and the Directors Placement. The Circular is expected to be available and a copy may be obtained on request, subject to availability, from such underwriters as may be appointed for the Equity Fund Raising. A potential investor should read the Circular before deciding whether to subscribe for or purchase New Units.

The value of the Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CCT Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the CCT Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CCT is not necessarily indicative of the future performance of CCT.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) and, subject to certain exceptions, may not be offered or sold within the United States, to and/or for the benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (as amended).

CapitaCommercial Trust

NEWS RELEASE

26 June 2006

For Immediate Release

Significant strategic benefits and 8.6%[1] yield accretion through CCT's acquisition of landmark integrated development, Raffles City

CapitaLand committed to ensure success of Equity Fund Raising

Strong endorsement expected from Unitholders

Singapore, 26 June 2006 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT") has today issued a circular ("Unitholders' Circular") to its unitholders ("Unitholders") to inform them about an extraordinary general meeting ("EGM") which will be convened for the purposes of, among others, seeking Unitholders' approval for the yield accretive transaction involving the acquisition of Raffles City (the "Acquisition") and the relevant financing plan. Raffles City is a landmark integrated development located in the Downtown Core at the fringe of Singapore's Central Business District. The Acquisition is for an interest of 60% ("CCT RC Acquisition") with CapitaMall Trust ("CMT") acquiring the remaining 40% of Raffles City. CapitaMall Trust Management Limited, the manager of CMT, ("CMTML") will also be convening an EGM to seek their unitholders' approval to acquire 40% interest in Raffles City. However, in the event CMT fails to obtain the approval of its unitholders for the Acquisition, CCT will acquire a 100% interest in Raffles City.

Benefits to Unitholders

The Acquisition is expected to provide Unitholders with the following key benefits:

- Yield accretion
- Fits CCTML's investment strategy
- Competitive strength of Raffles City

[1] Based on the forecast, together with the accompanying assumptions (including, among others, an issue price of S$1.65 per new unit in CCT ("New Unit") under the CCT equity fund raising (as defined herein), as set out in the Unitholders' Circular.

- Strengthen CCT's office foothold in the Downtown Core of Singapore
- Value creation opportunities at Raffles City
- Improved diversification
- Quality tenants
- Greater trading liquidity and flexibility
- Synergistic benefits from collaboration with CMT

With the CCT RC Acquisition, CCT's distribution per unit ("DPU") is expected to increase by 8.6% from an annualised 6.76 cents[2] to 7.34 cents[3] for the period from 1 September 2006 to 31 December 2006 ("Forecast Period"). The forecast DPU for the financial year ending 31 December 2007 ("Projection Year") is expected to increase by 10.5% from 6.84 cents to 7.56 cents[3] for the CCT RC Acquisition.

Raffles City is an excellent asset with its strategic location and direct connectivity to City Hall Mass Rapid Transit ("MRT") station, one of Singapore's four major MRT interchange stations. It will also have direct connectivity to the proposed Esplanade MRT station on the Circle Line of the MRT system, which is expected to be fully operational by 2010.

Raffles City comprises an office tower, shopping centre, two hotels and a convention centre. As an integrated development, Raffles City encompasses value creation opportunities which could be harnessed through leveraging on the pro-active asset management expertise of CCTML in the office sector and CMTML in the retail sector.

Together with CCT's existing properties which are strategically situated in prime locations in their respective micro-markets, with close proximity to or direct connectivity to the MRT stations, CCT's foothold in the Downtown Core of Singapore is further strengthened.

Mr Sum Soon Lim, Chairman of CCTML, said, "The acquisition of Raffles City is yield accretive and will benefit our Unitholders. The asset is a prime landmark integrated development which complements CCT's strategy of investing in premier commercial

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2 Based on the forecast, together with the accompanying assumptions, as set out in the Unitholders' Circular.

3 Based on the forecast, together with the accompanying assumptions (including, among others, an issue price of S$1.65 per new unit in CCT ("New Unit") under the CCT equity fund raising (as defined herein), as set out in the Unitholders' Circular.

buildings. It also strengthens CCT's position as the leading office landlord within the Downtown Core. The exposure to complementary and synergistic sectors of retail, hotel and convention space businesses will allow CCT to also capitalise on the buoyant market in these sectors."

Mr David Tan, CEO of CCTML, said, "To ensure certainty of funding, commitments from underwriters for the private placement of the Equity Fund Raising and the debt arrangement have been put in place. CapitaLand, believing in the long term potential of Raffles City, has also given its firm commitment and support to participate in the Equity Fund Raising. With a strong synergistic partnership with CMT, the income and value of Raffles City can be enhanced through the combined experience, expertise and enlarged tenant network of CCT and CMT, thus generating long term growth for Unitholders."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "Raffles City is one of the most successful integrated properties in the city with a major MRT interchange hub, quality office space, over 2,000 hotel rooms and strong retail offerings which will be expanded with a future underground mall. Over the past 20 years, it has proven to be one of the best real estate properties in Singapore and given its potential for enhancement, we strongly believe in its long term future upside. As a sponsor of CCT, we are pleased to provide a firm commitment to the Trust by undertaking to subscribe New Units to maintain our existing stake of 37.4% and we could even increase it to about 46% to demonstrate our confidence in this transaction."

Proposed Financing Plan

CCTML intends to finance the Acquisition through a combination of funds from the proposed Equity Fund Raising and additional borrowings.

Equity Fund Raising

The Equity Fund Raising will comprise:

- A non-renounceable preferential offering of New Units at the preferential offering issue price (at a further discount of up to 1% to the private placement issue price) to Singapore Registered Unitholders of one New Unit for every 10 existing Units held on the preferential offering books closure date (fractions of a Unit to be disregarded);

- an offering at the ATM offering issue price to retail investors in Singapore through the automated teller machines ("ATMs") of participating banks; and
- a placement at the private placement issue price to institutional and other investors which will be underwritten by the Joint Lead Managers,

so as to raise gross proceeds of up to an aggregate of S$803.2 million[2] or in the event CMT fails to obtain the approval of its unitholders, gross proceeds of up to an aggregate of S$1,338.8 million. On this basis, CCT is seeking the approval of its Unitholders to raise proceeds of such amounts under the Equity Fund Raising.

CapitaLand, through its wholly-owned subsidiary, CapitaLand Commercial and Integrated Development Limited, has given an undertaking to subscribe for New Units of up to S$451.9 million and has an option to subscribe for additional New Units of up to S$200.0 million (the "CapitaLand Commitment").

If approval is obtained from the unitholders of both CCT and CMT and with the CapitaLand Commitment, the amount to be raised from the other investors under the Equity Fund Raising will range between S$302.8 million to S$502.8 million. In the event CMT fails to obtain the approval of its unitholders for the Acquisition and with the CapitaLand Commitment, the amount to be raised from the other investors under the Equity Fund Raising will range between S$422.8 million to S$622.8 million.

The Hongkong and Shanghai Banking Corporation Limited and UBS AG, acting through its business group, UBS Investment Bank (together, the "Joint Lead Managers"), have been appointed as the joint lead managers for the Equity Fund Raising and the underwriters for the Private Placement.

On 23 June 2006, approval in-principle has been obtained from the Singapore Exchange Securities Trading Limited (the "SGX-ST") for the Equity Fund Raising and for the listing and quotation of the New Units to be issued for the purpose of the Equity Fund Raising on the Main Board of the SGX-ST. The SGX-ST's in-principle approval is not an indication of the merits of the Equity Fund Raising, the Acquisition, the New Units, CCT or the waivers which have been granted by the SGX-ST in connection with the placement of New Units to the CapitaLand Group, certain substantial unitholders of CCT and the directors of the CCT Manager and their immediate family members.

Borrowings

If approval is obtained from the unitholders of both CCT and CMT, the intention is to borrow up to S$866.4 million through the RCS Trust and CCT's gearing is expected to be approximately 33.0%. In the event CMT fails to obtain the approval of its unitholders, the intention is to borrow up to S$1,124.0 million and CCT's gearing is expected to be approximately 40.0%[4].

Consequential Adjustment to the Distribution Period

In lieu of the scheduled distribution of CCT's distributable income for the period 1 January 2006 to 30 June 2006, CCT intends to declare a distribution of CCT's distributable income for the period from 1 January 2006 to the day immediately prior to the date on which the New Units are issued under the Equity Fund Raising (the "Cumulative Distribution"). The Cumulative Distribution is being proposed as a means to ensure fairness to holders of the existing units and, at the same time, to avoid the additional cost of making two distributions within a short span of time. The next distribution following the Cumulative Distribution will comprise CCT's distributable income for the period from the day the New Units are issued pursuant to the Equity Fund Raising to 31 December 2006. Semi-annual distributions will resume thereafter.

Summary of Approvals Sought at the EGM

The total acquisition cost of Raffles City is estimated to be approximately S$2,194.2 million, which comprises the total purchase consideration of approximately S$2,166.0 million and other relevant fees and expenses. Unitholders' approval is sought at the EGM for:

(1) the proposed joint acquisition of Raffles City with CMT;

(2) the proposed Equity Fund Raising;

(3) the proposed placement of New Units to the CapitaLand Group;

(4) the proposed placement of New Units to the Directors;

(5) the proposed supplement to the trust deed in connection with the payment of the management fee in units; and

(6) the proposed supplement to the trust deed for the purpose of facilitating acquisitions and investments.

Resolutions (1), (2) and (3) above are inter-conditional.

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[4] As required by the Property Funds Guideliens, the CCT Manager will obtain and disclose to the public the credit rating before incurring such proposed debt.

The EGM will be held on 13 July 2006 at 4.00 p.m. at DBS Auditorium, Level 3, 6 Shenton Way, DBS Building Tower 1, Singapore 068809.

CCTML has sent the Circular, together with a notice of EGM, to Singapore Registered Unitholders today and will also be available on CCT's website at www.cct.com.sg today.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is *Singapore's first commercial property trust with a market capitalisation of* $1.4 billion based on closing price of $1.61 per unit on 23 June 2006. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2.2 billion portfolio of eight prime properties in Singapore and an office asset in Kuala Lumpur, Malaysia. The properties are Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip in Malaysia.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Issued by :
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

Media Enquiries	**Analyst & Investor Enquiries**
Julie Ong	Ho Mei Peng
DID: (65) 6823 3541	DID: (65) 6826 5586
Mobile: (65) 97340122	Email: ho.meipeng@capitaland.com.sg
Email: julie.ong@capitaland.com.sg	

Important Notice

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited ("CCTML"), the manager of CCT, is not indicative of the future performance of the manager.

The value of units in CCT and the income derived from them may fall as well as rise. CCT units are not obligations of, deposits in, or guaranteed by, CCTML. An investment in CCT units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that CCTML redeem or purchase their units while the CCT units are listed. It is intended that holders of CCT units may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of CCT units on the SGX-ST does not guarantee a liquid market for the units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

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Miscellaneous
* Asterisks denote mandatory information

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jun-2006 08:10:33
Announcement No.	00012

>> **Announcement Details**
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Notice of Extraordinary General Meeting"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.Notice_of_EGM.pdf Total size = **35K** (2048K size limit recommended)

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NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of CapitaCommercial Trust ("**CCT**") will be held at the DBS Auditorium, Level 3, 6 Shenton Way, DBS Tower 1, Singapore 068809 on 13 July 2006 at 4.00 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions:

EXTRAORDINARY RESOLUTION

1. THE PROPOSED ACQUISITION OF RAFFLES CITY

That subject to and contingent upon the passing of Resolution 2 and Resolution 3:

(a) approval be and is hereby given for the acquisition of Raffles City (as defined in the circular dated 26 June 2006 issued by CapitaCommercial Trust Management Limited, as manager of CCT (the "**CCT Manager**"), to unitholders of CCT (the "**Circular**")) from Tincel Properties (Private) Limited ("**TPPL**") for an aggregate consideration of S$2,166.0 million (the "**Acquisition**"), on the terms and conditions set out in the put and call option agreement dated 18 March 2006 made between HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**CCT Trustee**"), and TPPL, such acquisition to be made through a joint ownership vehicle to be owned with CapitaMall Trust ("**CMT**") with CCT holding an interest of 60.0 per cent. and CMT holding an interest of 40.0 per cent., or (in the event that CMT fails to obtain the approval of its unitholders for the Acquisition) by CCT on its own or through a special purpose vehicle with CCT holding an interest of 100.0 per cent., and for payment of all fees and expenses relating to the Acquisition (as described in the Circular); and

(b) approval be and is hereby given for the accompanying amendment to the trust deed dated 6 February 2004 constituting CCT (as amended) (the "**Trust Deed**") for the purpose of fixing a common basis of fees payable to the CCT Manager and CapitaMall Trust Management Limited, as manager of CMT, in respect of Raffles City (the "**RCS Management Fee Supplement**"); and

(c) the CCT Manager, any director of the CCT Manager ("**Director**") and the CCT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CCT Manager, such Director or, (as the case may be), the CCT Trustee may consider expedient or necessary or in the interests of CCT to give effect to the Acquisition and the RCS Management Fee Supplement.

EXTRAORDINARY RESOLUTION

2. THE PROPOSED ISSUE OF NEW UNITS IN CCT

That subject to and contingent upon the passing of Resolution 1 and Resolution 3:

(a) approval be and is hereby given for the issue of new units in CCT ("**New Units**") so as to raise gross proceeds of up to an aggregate of S$803.2 million or (in the event that CMT fails to obtain the approval of its unitholders for the Acquisition) gross proceeds of up to an aggregate of S$1,338.8 million (the "**Equity Fund Raising**") in the manner described in the Circular and to make the Cumulative Distribution (as defined in the Circular) as a consequence of the Equity Fund Raising; and

(b) the CCT Manager, any Director and the CCT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CCT Manager, such Director or (as the case may be) the CCT Trustee may consider expedient or necessary or in the interests of CCT to give effect to the Equity Fund Raising.

ORDINARY RESOLUTION

3. THE PROPOSED PLACEMENT OF NEW UNITS TO THE CAPITALAND GROUP

That subject to and contingent upon the passing of Resolution 1 and Resolution 2:

(a) approval be and is hereby given for the placement of New Units under the Equity Fund Raising to CapitaLand Limited and its subsidiaries (the "**CapitaLand Group**") in the manner described in the Circular; and

(b) the CCT Manager, any Director and the CCT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CCT Manager, such Director or (as the case may be) the CCT Trustee may consider expedient or necessary or in the interests of CCT to give effect to such placement of New Units to the CapitaLand Group.

ORDINARY RESOLUTION

4. THE PROPOSED PLACEMENT OF NEW UNITS TO THE DIRECTORS

That subject to and contingent upon the passing of Resolution 1, Resolution 2 and Resolution 3:

(a) approval be and is hereby given for the placement of up to such number of New Units under the private placement tranche of the Equity Fund Raising to each of the Directors and their immediate family members who hold Units, as would be required to maintain their pre-placement unitholdings, in percentage terms; and

(b) the CCT Manager, any Director and the CCT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CCT Manager, such Director or (as the case may be) the CCT Trustee may consider expedient or necessary or in the interests of CCT to give effect to such placement of New Units to the Directors of the CCT Manager.

EXTRAORDINARY RESOLUTION

5. THE PROPOSED MANAGEMENT FEE SUPPLEMENT

That:

(a) approval be and is hereby given to supplement Clause 15.1.3 of the Trust Deed for the purpose of providing the CCT Manager the flexibility to receive, at its discretion, its Management Fee wholly in Units, wholly in cash or a combination of both (the "**Management Fee Supplement**").

(b) the CCT Manager, any Director and the CCT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CCT Manager, such Director or (as the case may be) the CCT Trustee may consider expedient or necessary or in the interests of CCT to give effect to such Management Fee Supplement.

EXTRAORDINARY RESOLUTION

6. THE PROPOSED ACQUISITIONS AND INVESTMENTS FACILITATING SUPPLEMENT

That:

(a) approval be and is hereby given to supplement Clauses 5.3, 10.4.1 and 15.1 of the Trust Deed for the purpose of allowing CCT to issue Units as consideration for future acquisitions at the same issue price per unit of CCT as the issue price of new units of CCT under an equity fund raising and for the purpose of facilitating the use of special purpose vehicles to hold assets (the **"Acquisitions and Investments Facilitating Supplement"**); and

(b) the CCT Manager, any Director and the CCT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CCT Manager, such Director or (as the case may be) the CCT Trustee may consider expedient or necessary or in the interests of CCT to give effect to this Acquisitions and Investments Facilitating Supplement.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company Registration No. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
26 June 2006

Important Notice

A unitholder of CCT entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a unitholder of CCT.

The instrument appointing a proxy must be lodged at the CCT Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jun-2006 08:02:24
Announcement No.	00010

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and News Release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Extraordinary General Meeting of Unitholders of CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	CMT_EGM_Annc.pdf CMT_Press_release_Final.pdf Total size = **222K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

EXTRAORDINARY GENERAL MEETING OF UNITHOLDERS OF CAPITAMALL TRUST

1. INTRODUCTION

1.1 Proposed Acquisition of Raffles City

On 19 March 2006, it was announced that HSBC Institutional Trust Services (Singapore) Limited, in its capacity as trustee of CapitaMall Trust ("**CMT**" and the trustee of CMT, the "**CMT Trustee**"), had entered into a collaboration agreement ("**Collaboration Agreement**") with the trustee of CapitaCommercial Trust ("**CCT**"), HSBC Institutional Trust Services (Singapore) Limited ("**CCT Trustee**"), to jointly hold and acquire Raffles City[1] as well as the fixed plant and equipment located therein ("**Raffles City**" and the acquisition of Raffles City, the "**Acquisition**") with CMT holding an interest of 40.0% and CapitaCommercial Trust holding an interest of 60.0%.

Under the terms of the Collaboration Agreement, CMT and CCT agreed to establish a joint ownership vehicle for the purposes of completing the Acquisition and holding Raffles City upon completion. CMT and CCT will hold interests of 40.0% (the "**CMT RC Interest**") and 60.0% respectively in the joint ownership vehicle.

The joint ownership vehicle will take the form of an unlisted special purpose sub-trust (the "**RCS Trust**"), which will be constituted by a trust deed to be entered into between the CMT Trustee, the CCT Trustee, the manager of CMT, being CapitaMall Trust Management Limited (the "**CMT Manager**"), the manager of CCT, being CapitaCommercial Trust Management Limited (the "**CCT Manager**") and the trustee-manager of the RCS Trust, being HSBC Institutional Trust Services (Singapore) Limited.

Concurrently, it was also announced that the CCT Trustee had entered into a conditional put and call option agreement (the "**Put and Call Option Agreement**") with Tincel Properties (Private) Limited ("**TPPL**") (the vendor of Raffles City) in connection with the Acquisition. Under the sale and purchase agreement to be entered between the RCS Trust and TPPL (as appended to the Put and Call Option Agreement), it is contemplated that the joint ownership vehicle will complete the Acquisition.

1.2 Approval-In-Principle for the Equity Fund Raising

On 23 June 2006, it was announced that approval in-principle has been obtained from Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the proposed issue

[1] The sale of the property includes the subterranean lot at Lot 80002M of Town Subdivision 11 and (if alienation approval is issued) the subterranean lot at Lot 235N–Pt of Town Subdivision 11, which are to be acquired for the purpose of developing an underground link between Raffles City and the proposed Esplanade Mass Rapid Transit ("**MRT**") station on the Circle Line of the MRT system.

of new units of CMT ("**Units**" and the new Units, "**New Units**") to existing Unitholders and new investors, so as to raise gross proceeds of up to an aggregate of S$420.0 million (the "**Equity Fund Raising**") in order to part finance CMT's acquisition of 40.0% of the RCS Trust in connection with the Acquisition with the balance of the proceeds to be utilised for CMT's working capital purposes, and for the listing and quotation of the New Units to be issued for the purpose of the Equity Fund Raising on the Main Board of the SGX-ST. The SGX-ST's in-principle approval is not an indication of the merits of the Equity Fund Raising, the Acquisition, the New Units, CMT or the waivers which have been granted by the SGX-ST in connection with the placement of New Units to CapitaLand Limited and/or any of its subsidiaries, certain substantial unitholders of CMT and the directors of the CMT Manager and their immediate family members.

2. UNITHOLDERS' CIRCULAR

2.1 Issue of Unitholders' Circular

Further to the above, the CMT Manager has today issued a circular (the "**Unitholders' Circular**") to holders of Units ("**Unitholders**"), setting out, among others, details of, and other relevant information pertaining to, the Acquisition and the Equity Fund Raising, together with the notice of the extraordinary general meeting of the Unitholders (the "**EGM**").

2.2 Dispatch of Unitholder's Circular

The Unitholders' Circular is being dispatched to Unitholders today and the EGM will be held on 13 July 2006 at 1.00 p.m. at 168 Robinson Road, Capital Tower Level 9, STI Auditorium, Singapore 068912.

3. APPROVALS SOUGHT

3.1 Proposals for which Unitholders' Approval is Sought

Unitholders' approval will be sought at the EGM for the following proposals, the details of which are set out in the Unitholders' Circular:

(i) the Acquisition, being:

(a) an "**interested person transaction**" (as defined in the listing manual of the SGX-ST (the "**Listing Manual**") as well as an "**interested party transaction**" (as defined in the Property Funds Guidelines in Appendix 2 of the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore); and

(b) a "**major transaction**" (as defined in the Listing Manual),

together with an accompanying amendment to the trust deed dated 29 October 2001 constituting CMT (as amended) (the "**Trust Deed**") for the purpose of fixing a common basis of fees payable to the CMT Manager and the CCT Manager, in relation to Raffles City;

(ii) the proposed issue of New Units under the Equity Fund Raising;

(iii) the proposed placement of New Units to CapitaLand Limited and its subsidiaries (including the CMT Manager) as part of the Equity Fund Raising as would be required to maintain their pre-placement unitholdings (in percentage terms) (the "**CapitaLand Group Placement**");

(iv) the proposed placement of New Units to the directors of the CMT Manager (the "**Directors**") and their immediate family members as part of the Equity Fund Raising as would be required to maintain their pre-placement unitholdings (in percentage terms) (the "**Directors Placement**"); and

(v) the amendment to the Trust Deed for the purpose of allowing the CMT Manager to update the management fee structure of the CMT Manager in the manner as described in the Circular.

3.2 Equity Fund Raising subject to and conditional upon the Acquisition

Unitholders should note that CMT will not proceed with the Equity Fund Raising in the event that Unitholders' approval of the Acquisition is not obtained. As such, the Equity Fund Raising is subject to and conditional upon Unitholders' approval of the Acquisition.

3.3 Proposed Placement to the CapitaLand Group and Proposed Placement to the Directors subject to and conditional to the Equity Fund Raising

Further, CMT will not proceed with the CapitaLand Group Placement and the Directors Placement in the event that Unitholders' approval of the Equity Fund Raising is not obtained. As such, the CapitaLand Group Placement and the Directors Placement are subject to and conditional upon Unitholders' approval of the Equity Fund Raising.

4. ACQUISITION OF RAFFLES CITY

4.1 Conditions Precedent

The completion of the Acquisition is subject to a number of conditions precedent, including the approval by Unitholders and unitholders of CCT of the Acquisition, and the approval by the shareholders of Raffles Holding Limited ("**RHL**") of the sale of Raffles City[2].

4.2 Pro Forma Effects of the Acquisition

The pro forma financial effects of the Acquisition on the distribution per Unit ("**DPU**"), the net asset value ("**NAV**") per Unit and the pro forma capitalisation of CMT are presented below.

---

2 As RHL's remaining businesses following the divestment of its hotel business on 30 September 2005 comprise principally its 45.0% equity interest in Raffles City, the directors of RHL have requested that the sale of Raffles City be made conditional upon the approval of the shareholders of RHL in order that the shareholders of RHL are able to directly participate in deciding on the sale of Raffles City. The extraordinary general meeting of RHL for the purpose of obtaining the approval of its shareholders for the sale of Raffles City is scheduled to be held on 13 July 2006 at 10.00 a.m. The EGM is scheduled later on the same day at 1.00 p.m. In the event that RHL fails to obtain the approval of its shareholders for the sale of Raffles City, CMT will not be able to proceed with the Acquisition and the Equity Fund Raising.

4.2.1 **Assumptions**

The pro forma financial effects of CMT's acquisition of the 40.0% interest in Raffles City held through the RCS Trust ("**CMT RC Interest**", and the acquisition of such interest, the "**CMT RC Acquisition**") on the DPU and NAV per Unit presented below are strictly for illustrative purposes and were prepared based on the audited financial statements of CMT and its associate for the financial year ended 31 December 2005 (the "**CMT Audited Financial Statements**"), the financial statements of TPPL for the financial year ended 31 December 2005, taking into account CMT's 40.0% share of the total acquisition cost of Raffles City ("**CMT Total Acquisition Cost**"), which is currently estimated to be S$877.7 million, as well as the estimated costs of the Equity Fund Raising, and assuming that:

(i) approximately 117.4 million New Units are issued at an issue price ("**Issue Price**") of S$1.90 per New Unit pursuant to the Equity Fund Raising (purely for illustrative purposes only);

(ii) an additional long-term borrowings of S$660.6 million are taken to part finance the CMT RC Acquisition, which will increase the ratio of CMT's borrowings to the value of its Deposited Property, adjusted for the distribution of any accrued distributable income ("**CMT's Gearing Level**"), from approximately 32.4% as at 1 June 2006 to approximately 41.1%;

(iii) the Acquisition is made jointly with CCT, with 40.0% of the income from Raffles City accruing to CMT through the RCS Trust; and

(iv) the 40.0% share of the management fee to the trustee-manager of the RCS Trust which is payable by CMT is paid in the form of Units.

4.2.2 **Pro Forma DPU**

The pro forma financial effects of the CMT RC Acquisition on CMT's DPU for the financial year ended 31 December 2005, as if the CMT RC Acquisition was completed on 1 January 2005, and held for the financial year ending 31 December 2005, are as follows:

	Existing Properties[3]	Existing Properties and CMT RC Interest
Net Income before Tax (S$'000)	117,013	123,562[(1)]
Distributable Income (S$'000)	126,782	139,082
Issued Units ('000)	1,379,698[(2)]	1,503,631[(3)]
DPU (cents)	9.19[(4)]	9.25

Notes:

(1) Includes CMT's 40.0% share of the adjusted net profit attributable to Raffles City as extracted from TPPL's audited accounts for the financial year ended 31 December 2005. The adjusted net profit is derived from the earnings from Raffles City before interest costs, income tax, depreciation and amortisation.

3 "**Existing Properties**" means Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Sembawang Shopping Centre, Hougang Plaza, Jurong Entertainment Centre and Bugis Junction.

(2) Number of Units issued as at 31 December 2005.

(3) Includes the approximate 117.4 million New Units issued pursuant to the Equity Fund Raising at an Issue Price of S$1.90 per New Unit (purely for illustrative purposes only), 4.6 million Units issued as payment of the CMT RC Acquisition Fee[4], as well as the CMT Manager's estimate of 2.0 million Units issued as payment of the CMT RCS Management Fee for the financial year ended 31 December 2005 at an illustrative price of S$1.90 per Unit.

(4) Computed based on the distributable income of the Existing Properties for the financial year ended 31 December 2005 over the number of Units in issue as at 31 December 2005.

If approximately 182.3 million New Units are issued at an Issue Price of S$2.20 per New Unit, and additional long-term borrowings of S$487.6 million are taken to part finance the CMT RC Acquisition, which will increase CMT's Gearing Level to approximately 37.1%, the pro forma financial effects of the CMT RC Acquisition on CMT's DPU for the financial year ended 31 December 2005 will be 9.34 cents.

4.2.3 Pro Forma NAV

The pro forma financial effects of the CMT RC Acquisition on the NAV per Unit as at 31 December 2005, as if the CMT RC Acquisition was completed on 31 December 2005, are as follows:

	Existing Properties	**Existing Properties and CMT RC Interest**
NAV (S$'000)	2,258,083[1]	2,484,180[2]
Issued Units ('000)	1,379,698[3]	1,501,627[4]
NAV per Unit (S$)	1.64	1.65

Notes:

(1) Based on the CMT Audited Financial Statements and adjusted for the distribution in February 2006 of CMT's distributable income for the period from 31 October 2005 to 31 December 2005.

(2) Assuming: (i) long-term borrowings of S$660.6 million are taken to part finance the CMT RC Acquisition; (ii) the valuation of CMT RC Acquisition as at 31 December 2005 is S$877.7 million, being the CMT Total Acquisition Cost. The Total Acquisition Cost for Raffles City includes reimbursement to TPPL for costs paid and assumes the remaining costs for building capital expenditure as well as asset enhancement works of up to S$41.0 million, and payment to TPPL of an additional sum not exceeding S$40.0 million for certain property related liabilities.

(3) Number of Units issued as at 31 December 2005.

(4) Includes the approximate 117.4 million New Units issued pursuant to the Equity Fund Raising at an Issue Price of S$1.90 per New Unit (purely for illustrative purposes only) and 4.6 million Units issued as payment of the CMT RC Acquisition Fee, at an illustrative price of S$1.90per Unit.

If approximately 182.3 million New Units are issued at an Issue Price of S$2.20 per New Unit, and additional long-term borrowings of S$487.6 million are taken to part finance the CMT RC Acquisition, which will increase CMT's Gearing Level to approximately 37.1%, the pro forma financial effects of the CMT RC Acquisition on CMT's NAV per Unit as at 31 December 2005 will be S$1.70.

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4 "**CMT RC Acquisition Fee**" means the acquisition fee of S$8.7 million (being 1.00% of the Total Purchase Consideration and pro-rated in accordance with CMT RC Interest), payable to the CMT Manager for the Acquisition, where the Total Purchase Consideration is approximately S$2,166.0 million and comprises (i) the purchase price of Raffles City at S$2,085.0 million, (ii) the amount payable to TPPL as reimbursement for costs paid and the remaining costs for building capital expenditure as well as asset enhancement works relating to Raffles City as at completion of the Acquisition, up to an aggregate sum of S$41.0 million, and (iii) an additional sum payable to TPPL not exceeding S$40.0 million for certain property-related liabilities.

4.2.4 Pro Forma Capitalisation

The following table sets forth the pro forma capitalisation of CMT and its associates as at 31 December 2005, as adjusted to reflect the assumption that approximately 117.4 million New Units are issued at a Issue Price of S$1.90 per New Unit pursuant to the Equity Fund Raising (purely for illustrative purposes only) and 4.6 million Units are issued as payment of the CMT RC Acquisition Fee at an illustrative price of S$1.90 per Unit. The information in this table should be read in conjunction with the Unitholders' Circular.

	As at 31 December 2005	
	Actual (S$ Million)	**As adjusted (S$ Million)**
Short-Term Debt:		
Secured Debt	—	—
Unsecured Debt	—	—
Total short-term debt	—	—
Long-term debt:		
Secured Debt	1,089.2	1,749.8
Unsecured Debt	—	—
Total Long-Term Debt	1,089.2	1,749.8
Unitholders' Funds	2,258.1[1]	2,489.8[2]
Expenses relating to the Equity Fund Raising	—	(5.6)
Total Unitholders' Funds	2,258.1	2,484.2
Total Capitalisation	3,347.3	4,234.0

Notes:

(1) Based on the CMT Audited Financial Statements and adjusted for the distribution in February 2006 of CMT's distributable income for the period from 31 October 2005 to 31 December 2005.

(2) Based on the assumption that the valuation of CMT RC Acquisition as at 31 December 2005 was S$877.7 million based on the CMT Total Acquisition Cost.

If approximately 182.3 million New Units are issued pursuant to the Equity Fund Raising at an Issue Price of S$2.20 per New Unit (purely for illustrative purposes only), and 3.9 million Units are issued as payment of the CMT RC Acquisition Fee at an illustrative price of S$2.20 per Unit, additional long-term borrowings of S$487.6 million are taken to part finance the CMT RC Acquisition, which will increase CMT's Gearing Level to approximately 37.1%, the pro forma capitalisation of CMT and its associate as at 31 December 2005, will be S$4,234.6 million.

5 PROPOSED EQUITY FUND RAISING

5.1 Structure of the Equity Fund Raising

The structure and timing of the proposed Equity Fund Raising has not been determined. When the CMT Manager decides to carry out the Equity Fund Raising:

(i) the Equity Fund Raising may (at the CMT Manager's absolute discretion) comprise any one or a combination of two or more of the following: (a) a preferential offering to the then Unitholders on a non-renounceable basis, (b) an offering to the public in Singapore through automated teller machines, (c) a placement to institutional and other investors, and/or (d) such other forms of capital raising (including, for the purpose of illustration and without limitation, a rights issue to Unitholders and an issue of convertible bonds) which the CMT Manager deems appropriate in the circumstances and after having considered the then prevailing market conditions; and

(ii) the CMT Manager may issue such number of Units (including securities which may be converted into Units) so as to raise gross proceeds of up to an aggregate of S$420.0 million.

5.2 Joint Lead Managers and Underwriters

DBS Bank Ltd and UBS AG, acting through its business group, UBS Investment Bank (together, the "**Joint Lead Managers and Underwriters**"), have been appointed as the joint lead managers and underwriters for the Equity Fund Raising.

5.3 Details of Equity Fund Raising to be Determined

The CMT Manager will work with the Joint Lead Managers and Underwriters to determine the most appropriate structure of the Equity Fund Raising, as well as the most appropriate time to launch the Equity Fund Raising.

The Issue Price of New Units to be issued under the Equity Fund Raising will be determined between the CMT Manager and the Joint Lead Managers and Underwriters closer to the date of commencement of the Equity Fund Raising. The actual number of New Units to be issued under the Equity Fund Raising will depend on the Issue Price.

The information contained in this paragraph is subject to change. When the CMT Manager finalises its plans in relation to the Equity Fund Raising, it will make an announcement in relation to such details at the appropriate time.

6. ADJUSTMENTS TO DISTRIBUTION PERIOD

When the CMT Manager decides to carry out the Equity Fund Raising, the CMT Manager may decide to make adjustments to the distribution period which may include, among others, a cumulative distribution or an advance distribution, or such other plans to ensure fairness to holders of the then existing Units.

Further details pertaining to any adjustments to the distribution period, if any, will be announced at the appropriate time.

7. FURTHER DETAILS

Further details of the matters for which Unitholders' approvals are sought (including the financial effects of the Acquisition) are set out in the Unitholders' Circular. An electronic copy of the Unitholders' Circular will be available on CMT's website at http://www.capitamall.com from 12.00 noon on 26 June 2006.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
26 June 2006

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units. This Announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this Announcement adopt the meanings in the Unitholders' Circular.

The value of the Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CMT Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the CMT Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) and, subject to certain exceptions, may not be offered or sold within the United States, to and/or for the benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (as amended).

CapitaMall Trust

News Release

26 June 2006
For Immediate Release

CMT expects strong endorsements for the proposed acquisition of a 40% interest in Raffles City

Definitive financing plan to ensure successful completion of the acquisition

Investment in proposed China Retail REIT and participation in local development projects extend CMT's growth profile

Singapore, 26 June 2006 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), has today issued a circular ("Unitholders' Circular") to its unitholders ("Unitholders") to inform them about an extraordinary general meeting ("EGM") which will be convened for the purposes of, among others, seeking Unitholders' approval for the overall yield accretive transaction involving the acquisition of a 40% interest in Raffles City (the "Acquisition") and the relevant financing plans. Raffles City is a landmark integrated development located in the Downtown Core of Singapore. CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), will also be convening an EGM to seek their Unitholders' approval to acquire the remaining 60% interest in Raffles City.

Funding Plans

CMT intends to finance the Acquisition through long term borrowings and the balance, initially through a bridge loan facility (the "RC Bridge Loan"). The RC Bridge Loan would then be repaid with the proceeds to be raised from the proposed issue of new units in CMT to raise proceeds of between S$240.0 million to S$420.0 million (the "CMT Equity Fund Raising"), which will be carried out at such a time to be determined by CMTML. If CapitaLand Limited ("CapitaLand") were to subscribe for new units in CMT proportionate to their existing unitholdings under the CMT Equity Fund Raising, the quantum of proceeds required to be raised would be of a relatively small size ranging from S$158.4 million to S$277.2 million.

The RC Bridge Loan constitutes part of the definitive financing plan put in place by CMTML to complete the Acquisition. By staggering the timing of the Equity Fund Raising between CMT and CCT, it would help to ensure the successful completion of the Raffles City acquisition and provide CMT with timing flexibility for the CMT Equity Fund Raising

Depending on the final combination of funding, CMT's gearing could range from 37.1% to 41.1%, which is still well below the 45% gearing limit stipulated by Moody's Investors Services ("Moody's") in order to maintain CMT's "A2" corporate rating. This "A2" rating by Moody's is the highest rating ever assigned to a Singapore REIT.

Benefits to Unitholders

The Acquisition is expected to provide Unitholders with the following benefits:

- Overall yield accretion
- Fits CMTML's investment strategy
- Competitive Strengths of Raffles City
- Strengthens CMT's retail foothold in the Downtown Core of Singapore
- Value creation opportunities at Raffles City
- Income, geographical and segmental diversification
- Synergistic benefits through collaboration with CCT

The Acquisition is expected to increase CMT's distribution per unit ("DPU") from 11.11 cents[1] to 11.21 cents[2] for the period from 1 September 2006 to 31 December 2006. The forecast DPU in 2007 is expected to be 11.43 cents[3] with the Acquisition.

Raffles City is an excellent asset by virtue of its strategic location and direct connectivity to City Hall Mass Rapid Transit ("MRT") station, one of Singapore's four major MRT interchange stations. It will also have direct connectivity to the proposed Esplanade MRT station on the Circle Line of the MRT system, which is expected to be fully operational by 2010. Together with Funan DigitaLife Mall, Plaza Singapura and Bugis Junction, with the latter two similarly strategically located with direct connectivity to Dhoby Ghaut MRT interchange station and Bugis MRT station respectively, CMT's retail foothold in the Downtown Core of Singapore is strengthened. With the Government's strong commitment to transform Singapore into a destination of choice and a major tourism hub by 2015, CMT's four prime assets in the

---

1 Based on the forecast, together with the accompanying assumptions, as set out the Circular.

2 Based on the forecast, together with the accompanying assumptions (including, among others, an issue price of S$2.00 per new unit in CMT ("New Unit") under the CMT Equity Fund Raising, as set out the Circular.

3 Based on the forecast, together with the accompanying assumptions (including, among others, an issue price of S$2.00 per New Unit under the CMT Equity Fund Raising), as set out the Circular.

Downtown Core are well-poised to benefit from the increased tourist arrivals and tourism receipts.

Mr Hsuan Owyang, Chairman of CMTML, said, "Given that Raffles City is a prime strategically located asset, which will provide overall yield accretion and a multitude of benefits to Unitholders, we expect strong support from our stakeholders and investors at the impending CMT EGM. The well-mapped out overall financing strategy between CMT and CCT will help ensure the successful completion of the Raffles City acquisition. In view of the relatively small quantum - ranging between S$158 million to S$288 million - required to be raised under the CMT Equity Fund Raising, if CapitaLand were to subscribe for new units in CMT proportionate to their existing unitholdings under CMT Equity Fund Raising, we expect a successful fund raising exercise with strong take ups from investors. With this acquisition, CMT's asset size will increase from S$3.5 billion to S$4.3 billion, thus reinforcing CMT's position as the largest REIT by market capitalisation and asset size in Singapore."

To ensure continuous growth for CMT Unitholders, we have put in place an additional 2-pronged strategy which includes an investment of up to a 20% stake in CapitaLand's proposed China Retail REIT and participation in local development projects jointly with CapitaLand. Along with our existing 3-pronged strategy of yield accretive acquisitions, innovative asset enhancements and active leasing, Unitholders with continue to enjoy sustainable total returns."

Mr Pua Seck Guan, CEO of CMTML, said, "CMT is committed to delivering stable distributions and sustainable total returns to Unitholders. Raffles City is a premier asset with value creation opportunities which will augment our existing quality portfolio so as to generate steady DPU growth for Unitholders. To further strengthen the growth profile of CMT, we plan to have an exposure to the proposed China Retail REIT, which will provide CMT Unitholders with an opportunity to enjoy the tremendous growth in the China retail market. Participation in development projects is also a natural progression strategy for REITs in more matured markets. CMT has a compelling value proposition by virtue of our clear strategies, strong management team and quality pipeline of assets which enables the delivery of sustainable growth to Unitholders going forward."

Summary of approval sought at EGM

The total acquisition cost of Raffles City is estimated to be approximately S$2,194 million, which comprises the total purchase consideration of approximately S$2.166 million and other relevant fees and expense. Unitholders' approval will be sought at the EGM for:

- the proposed acquisition of Raffles City through a joint ownership vehicle owned 40% by CMT and to fix a common basis for fees payable to the CMTML and CCTML in relation to Raffles City;
- the CMT Equity Fund Raising
- the placement of New Units to CapitaLand Limited ("CapitaLand") and is subsidiaries;
- the placement of New Units to directors of CMTML as part of the Equity Fund Raising; and
- the amendment to the Trust Deed for the purpose of rationalizing the mode and basis of payment of the asset management fee, acquisition fee and divestment fee payable to CMTML.

The EGM will be held on Thursday, 13 July 2006 at 1pm, at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium.

Next Wings of Growth for CMT

CMT's DPU growth, since Initial Public Offering in July 2002, has been driven by acquisitions which provide overall yield accretion, innovative asset enhancements and proactive leasing. Whilst these core components will continue to drive DPU growth to Unitholders going forward, CMT's next phase of growth will be propelled through investing up to a 20% stake in the CapitaLand's proposed China Retail Real Estate Investment Trust ("REIT") and jointly participating in local development projects with CapitaLand.

Invest up to 20% Stake in CapitaLand's Proposed China Retail REIT

Earlier on 6 June 2006, CapitaLand, as sponsor of CMT, had, in conjunction with the establishment of two private equity funds (CapitaRetail China Development Fund and CapitaRetail China Incubator Fund), announced that it would offer CMT up to a 20% stake in the proposed China Retail REIT at the pre-listing stage. CapitaLand had also announced that the proposed China Retail REIT, which is expected to be listed in Singapore by end 2006 subject to attaining all the relevant regulatory approvals, will own seven China retail assets worth over S$800 million. Although there is still an abundance of investment grade retail assets outside of CMT's portfolio which are potential acquisition targets to grow CMT's local asset size to S$6 billion by 2008, having an exposure in overseas retail assets will provide CMT with a continuous pipeline of value creation opportunities to deliver stable returns to Unitholders. A meaningful stake of up to 20% in the proposed China Retail REIT is expected to provide Unitholders with an opportunity to enjoy the growth in China's retail real estate market without drastically changing the risk profile of CMT.

Participation in Local Development Projects Jointly with CapitaLand

With the Acquisition, CMT's asset size will grow from S$3.5 billion to S$4.3 billion. CMT intends to capitalise on its significant asset size to take on local development projects. This strategy is further facilitated by the government's latest guideline change which allows REITs to take on development projects which are no more than 10% of their deposited assets. CMT also intends to undertake these potential development projects jointly with its sponsor, CapitaLand, so as to leverage on CapitaLand's expertise in project development and management. The development profits which could be realised upon completion is expected to provide upside potential for CMT Unitholders, thus extending CMT's growth profile in the years ahead.

About CapitaMall Trust

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of nine quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction. With a market capitalisation of approximately S$2.9 billion as at 23 June 2006, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in

their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jun-2006 08:19:18
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Notice of Extraordinary General Meeting"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT_Notice_Of_EGM.pdf Total size = **63K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001 (as amended))

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of CapitaMall Trust ("**CMT**") will be held at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium, Singapore 068912 on 13 July 2006 at 1.00 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions:

EXTRAORDINARY RESOLUTION

1. THE PROPOSED ACQUISITION OF RAFFLES CITY

That:

(a) approval be and is hereby given for the acquisition of Raffles City (as defined in the circular dated 26 June 2006 issued by CapitaMall Trust Management Limited, as manager of CMT (the "**CMT Manager**"), to unitholders of CMT (the "**Circular**")) from Tincel Properties (Private) Limited ("**TPPL**") for an aggregate consideration of S$2,166.0 million (the "**Acquisition**"), on the terms and conditions set out in the put and call option agreement dated 18 March 2006 made between HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**CCT Trustee**"), and TPPL, such acquisition to be made through a joint ownership vehicle to be owned with CapitaCommercial Trust ("**CCT**") with CMT holding an interest of 40.0 per cent. and CCT holding an interest of 60.0 per cent., and for payment of all fees and expenses relating to the Acquisition (as described in the Circular);

(b) approval be and is hereby given for the accompanying amendment to the trust deed dated 29 October 2001 constituting CMT (as amended) (the "**Trust Deed**") for the purpose of fixing a common basis of fees payable to the CMT Manager and CapitaCommercial Trust Management Limited, as manager of CCT (the "**CCT Manager**"), in respect of Raffles City (the "**RCS Management Fee Supplement**"); and

(c) the CMT Manager, any director of the CMT Manager ("**Director**") and the CMT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CMT Manager, such Director or (as the case may be) the CMT Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Acquisition and the RCS Management Fee Supplement.

EXTRAORDINARY RESOLUTION

2. THE PROPOSED ISSUE OF NEW UNITS IN CMT

That subject to and contingent upon the passing of Resolution 1:

(a) approval be and is hereby given for the issue of new units in CMT ("**New Units**") so as to raise gross proceeds up to an aggregate of S$420.0 million (the "**Equity Fund Raising**") in the manner described in the Circular; and

(b) the CMT Manager, any Director and the CMT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CMT Manager, such Director or (as the case may be) the CMT Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Equity Fund Raising.

ORDINARY RESOLUTION

3. THE PROPOSED ISSUE OF NEW UNITS TO THE CAPITALAND GROUP

That subject to and contingent upon the passing of Resolution 1 and Resolution 2:

(a) approval be and is hereby given for the placement of up to such number of New Units under the private placement tranche as part of the Equity Fund Raising to CapitaLand Limited and its subsidiaries (the "**CapitaLand Group**") as would be required to maintain its pre-placement unitholdings, in percentage terms; and

(b) the CMT Manager, any Director and the CMT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CMT Manager, such Director or (as the case may be) the CMT Trustee may consider expedient or necessary or in the interests of CMT to give effect to such placement of New Units to the CapitaLand Group.

ORDINARY RESOLUTION

4. THE PROPOSED PLACEMENT OF NEW UNITS TO THE DIRECTORS

That subject to and contingent upon the passing of Resolution 1 and Resolution 2:

(a) approval be and is hereby given for the placement of up to such number of New Units under the private placement tranche of the Equity Fund Raising to the Directors and their immediate family members who hold Units, as would be required to maintain their pre-placement unitholdings, in percentage terms; and

(b) the CMT Manager, any Director and the CMT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CMT Manager, such Director or (as the case may be) the CMT Trustee may consider expedient or necessary or in the interests of CMT to give effect to such placement of New Units to the Directors.

EXTRAORDINARY RESOLUTION

5. THE PROPOSED CMT MANAGER FEES SUPPLEMENT

That:

(a) approval be and is hereby given for the purpose of Clause 37(A) of the Trust Deed for the proposed amendment to the Trust Deed for the purpose of allowing the CMT Manager to update its fee structure in the manner as described in the Circular; and

(b) the CMT Manager, any Director and the CMT Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the CMT Manager, such Director or (as the case may be) the CMT Trustee may consider expedient or necessary or in the interests of CMT to give effect to such amendments to the Trust Deed relating to the fees payable to the CMT Manager.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
Singapore
26 June 2006

Important Notice

A unitholder of CMT entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a unitholder of CMT.

The instrument appointing a proxy must be lodged at the CMT Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

RECEIVED
2006 JUL 18 P 2:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

UNDERTAKING IN RELATION TO CAPITACOMMERCIAL TRUST'S PROPOSED EQUITY FUND RAISING

CapitaLand Limited ("CapitaLand") refers to the circular dated 26 June 2006 issued by CapitaCommercial Trust Management Limited (the "CCT Manager"), the manager of CapitaCommercial Trust ("CCT"), on behalf of CCT.

The CCT Manager intends to issue new units (the "New Units", and the issue of New Units, the "Equity Fund Raising") in order to part finance the proposed acquisition by CCT of Raffles City[1] (the "Acquisition"). It is intended that the Equity Fund Raising will comprise:

(i) a non-renounceable preferential offering of New Units at the preferential offering issue price (the "Preferential Offering Issue Price") to Singapore registered unitholders (the "Preferential Offering");

(ii) an offering at the ATM offering issue price (the "ATM Offering Issue Price") to the public in Singapore through the automated teller machines of the participating banks (the "ATM Offering"); and

(iii) a private placement at the private placement issue price (the "Private Placement Issue Price") to institutional and other investors (the "Private Placement").

CapitaLand wishes to announce that to show its commitment to CCT and the Equity Fund Raising, CapitaLand Commercial and Integrated Development Limited ("CCID"), its wholly-owned subsidiary, has given an undertaking (the "Undertaking") to the CCT Manager, HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT), The Hongkong and Shanghai Banking Corporation Limited ("HSBC") and UBS AG, acting through its business group, UBS Investment Bank ("UBS") (HSBC and UBS being the joint lead managers for the Equity Fund Raising) that:-

[1] The whole of Lots 482M, 483W and 484V all of Town Subdivision 11 together with the buildings located at 250 North Bridge Road Singapore 179101 (Raffles City Tower), 252 North Bridge Road Singapore 179103 (Raffles City Shopping Centre), 2 Stamford Road Singapore 178882 (Swissôtel The Stamford) and 80 Bras Basah Road Singapore 189560 (Raffles The Plaza) together with (i) the subterranean stratum of state land lot 80002M of Town Subdivision 11 at Beach Road for a term of 99 years from 16 July 1979 and (ii) (if alienation approval is issued) subterranean stratum of state land lot 235N pt of Town Subdivision 11 at Beach Road, as well as the fixed plant and equipment located therein, including, without limitation, all fixtures, lifts, escalators, air-conditioning equipment and other plant and equipment located in or on the property which are owned by Tincel Properties (Private) Limited.

(i) CCID will procure that each of E-Pavilion Pte. Ltd. and SBR Private Limited, being its wholly-owned subsidiaries, accepts in full its provisional allocations of New Units under the Preferential Offering at the Preferential Offering Issue Price; and

(ii) CCID will:

a. in relation to all of the New Units under the Preferential Offering which have been allocated but are not taken up, directly subscribe and/or procure its subsidiaries to subscribe for such New Units at the Preferential Offering Issue Price;

b. in relation to all of the New Units under the ATM Offering which are not taken up, directly subscribe and/or procure its subsidiaries to subscribe for such New Units at the ATM Offering Issue Price;

c. directly subscribe and/or procure its subsidiaries to subscribe for such number of New Units under the Private Placement at the Private Placement Issue Price, being the difference between the total number of New Units which CCID will be required to subscribe to maintain its pre-placement unitholding, in percentage terms, and the total number of New Units under the Preferential Offering and the ATM Offering; and

d. in the event that CapitaMall Trust fails to obtain the approval of its unitholders for the Acquisition and CCT acquires Raffles City on its own or through a special purpose vehicle with CCT holding an interest of 100 per cent. in Raffles City, and there are New Units under the Private Placement remaining unsubscribed, CCID will, in addition to the New Units which it will subscribe under the foregoing sub-paragraphs, directly subscribe and/or procure its subsidiaries to subscribe for additional New Units under the Private Placement at the Private Placement Issue Price at an aggregate subscription amount not exceeding S$50 million.

Depending on the market conditions and the results of the book building which will be carried out by the Joint Lead Managers, the Joint Lead Managers may, but are not obliged to, claw back and reallocate the New Units which CCID has undertaken to subscribe for under sub-paragraph (ii) to other investors under the Private Placement.

In addition, in the event that there are any New Units under the Private Placement remaining unsubscribed after CCID has met its obligations pursuant to the Undertaking, CCID may, in support of CCT and the Equity Fund Raising, but is not obliged to, directly subscribe and/or procure its subsidiaries to subscribe for additional New Units which remain unsubscribed under the Private Placement at the Private Placement Issue Price at an aggregate subscription amount not exceeding S$200 million.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 June 2006

s:sec/sgx annc/Format/CL annc.doc

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Miscellaneous	RECEIVED

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jun-2006 13:00:31
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Presentation Slides on Proposed Acquisition of 40% Interest in Raffles City"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. For details, please refer to the announcement posted by CMTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CapitaMall Trust

Proposed Acquisition of 40% Interest in Raffles City

26 June 2006


Raffles City

Important Notice

THIS PRESENTATION IS AVAILABLE ONLY TO PERSONS WHO ARE NON-U.S. PERSONS, PERSONS WITH ADDRESSES OUTSIDE THE U.S. AND CANADA, AND TO EXISTING UNITHOLDERS IN JAPAN

The information contained in this presentation is for information purposes only and does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaMall Trust ("CMT", and units in CMT, "Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The past performance of the Units and CapitaMall Trust Management Limited (the "CMT Manager") is not indicative of the future performance of CMT and the CMT Manager. Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CMT.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CMT Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CMT Manager redeem or purchase their Units while the Units are listed. Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

A circular dated 26 June 2006 (the "Unitholders' Circular") setting out the details of the proposed equity fund raising and the proposed acquisition of Raffles City (as defined in the Unitholders' Circular), together with the notice of an extraordinary general meeting of the holders of Units ("Unitholders"), has been despatched to Unitholders. This presentation is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this presentation adopt the meanings in the Unitholders' Circular.

An offer information statement and a wrap-around document (together, the "Circular") in relation to the offer of new Units ("New Units") will also be made available if an offer is made subsequent to approval by the Unitholders of the proposed acquisition of Raffles City and the equity fund raising. Any such Circular is expected to be available and a copy may be obtained on request, subject to availability, from such underwriters as may be (if and when available) appointed for the equity fund raising. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the CMT Manager's current view of future events. All forecasts are based on a specified illustrative range of issue prices per Unit and on the CMT Manager's assumptions as explained in the Unitholders' Circular. You are advised to read the Unitholders' Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Unitholders' Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the CMT Manager to be appropriate and reasonable as at the date of the Unitholders' Circular. The forecast financial performance of CMT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the Unitholders' Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

This presentation has been prepared by the CMT Manager. The information in this presentation has not been independently verified. No representation, warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information and opinions in this presentation. None of the CMT Manager or any of its agents or advisers, or any of their respective affiliates, advisers or representatives, shall have any liability (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation.

Agenda

1. Approvals Sought by CMT
2. Overview of Raffles City Acquisition
3. Key Benefits to Unitholders
4. Property Details & Enlarged Portfolio Overview
5. Strategy for Sustainable Growth
6. Circular to Unitholders and Timetable
7. Additional Enlarged Portfolio Details

CapitaMall Trust

Approvals Sought by CMT

To seek unitholders' approval for:

- ✓ The proposed joint acquisition of Raffles City with CapitaCommercial Trust, together with the RCS Management Fee Supplement
- ✓ The proposed issue of New Units under the Equity Fund Raising
- ✓ The proposed placement of New Units to the CapitaLand Group
- ✓ The proposed placement of New Units to Directors
- ✓ The proposed amendment to the trust deed in connection with the payment of fees to the CMT Manager

CapitaMall Trust

CapitaMall Trust

Overview of Raffles City Acquisition

Proposed Acquisition of 40% Interest in Raffles City

RAFFLES CITY ('RC')

One of Singapore's prime landmark integrated developments


Raffles City

Raffles City Shopping Centre ("RC Shopping Centre")

4-storey shopping complex with 301,824 sq ft of retail NLA



Raffles City Tower ("RC Office Tower")

42-storey office tower with 379,801 sq ft of office NLA


Raffles City Tower

Swissôtel The Stamford

73-storey premier hotel with 1,263 rooms



Raffles The Plaza

28-storey premier hotel with 769 rooms



Raffles City Convention Centre (the "Convention Centre")

>70,000sq ft of meeting space including 3 ballrooms & 15 primary meeting rooms



Note:
1 NLA represents net lettable area, as at 31 March 2006

CapitaMall Trust

Proposed Acquisition Structure


Raffles City Purchase Price
S$2,085.0 million
Raffles City Building Capital Expenditure & Asset Enhancement Works
S$41.0 million
Property Related Liabilities
S$40.0 million
Total Purchase Consideration
S$2,166.0 million
Total Acquisition Cost
(Including Estimated Acquisition Costs[1] & Acquisition Fee[2])
S$2,194.2 million
CMT RC Acquisition (40.0%)
CCT RC Acquisition (60.0%)
CapitaMall Trust
S$877.7 million
CapitaCommercial Trust
S$1,316.5 million

Notes:

1. Estimated professional and other fees and expenses incurred by CMT and CCT in connection with the Acquisition
2. The acquisition fees payable to the CMT Manager and the CCT Manager

CapitaMall Trust

Joint Ownership Structure

Proposed Acquisition and Joint Ownership of Raffles City[1]



Management
Committee2
("MC")
Appoints 40%
of MC members
Appoints 60%
of MC members
CapitaMall
Trust
CapitaCommercial
Trust
manages
40%
ownership
RCS Trust
60%
ownership
owns

Notes:

1 The proposed acquisition of Raffles City which is to be made through a joint ownership vehicle in the form of an unlisted special purpose sub-trust, ("RCS Trust") with CMT holding an interest of 40% and CapitaCommercial Trust ("CCT") holding an interest of 60%

2 The management of the RCS Trust will be carried out by a MC comprising representatives appointed by CMT and CCT in proportion to their interests in the RCS Trust

CapitaMall Trust

Proposed Financing Structure

Equity Fund Raising ("EFR")
Proceeds from EFR of between S$240 million to S$420.0 million to be carried out at such time to be determined by the CMT Manager, to be used to repay the RC Bridge Loan, & balance for working capital purposes.

RC Bridge Loan
S$223.0–401.0 million[1]
(To be repaid by EFR)

Long Term Borrowings
S$487.6–660.6 million[2]

Acquisition of 40% interest in Raffles City
S$877.7 million [3]

Issuance Expenses
Up to S$10.9 million [4]

Notes:
1 The RC Bridge loan will be repaid with the proceeds to be raised from the Equity Fund Raising to be carried out at such time to be determined by the CMT Manager
2 Out of the S$487.6–660.6 million, approximately S$346.6 million will be taken at the RCS Trust's level in the form of a secured term loan facility of up to five years
3 Being CMT's 40% share of the total acquisition cost of S$2,194.2 million for Raffles City, comprising purchase consideration, the acquisition fees payable to the CMT Manager and the CCT Manager as well as the estimated professional and other fees and expenses incurred by CMT and CCT in connection with the Acquisition
4 Estimated issuance expenses in connection with the RC Bridge Loan and Long Term Borrowings

CapitaMall Trust

Detailed Financing Plan

- RC Bridge Loan constitutes part of definitive financing plan to complete the CMT RC Acquisition
- Staggered timing for the Equity Fund Raising between CMT & CCT ensures the successful completion of the Raffles City acquisition and provides CMT with timing flexibility

Sources of Fund	Details
Long Term Borrowings	▪ Between S$487.6 million and S$660.6 million of which, - S$346.6 million will be taken at the RCS Trust's level; and - the balance amount of between S$141.0 million and S$314.0 million will be funded, initially, by the CMT total loan facilities, which will subsequently be converted into a long-term loan facility in February 2007
RC Bridge Loan	▪ Range from approx. S$223.0 million to S$401.0 million, which will be repaid with the proceeds to be raised from the Equity Fund Raising

CapitaMall Trust

Debt Financing

- Efficient debt structure with maturity up to 2012



1,200
1,000
800
600
400
200
-
S$m
Existing
Scenario A
Additional debt under Scenario B
Drawn Down Loan
Proposed Long-Term Borrowings[5] to part-finance the CMT RC Acquisition
30.0
28.0
172.0
335.0
125.0
173.0
433.0
Scenario A
S$487.6 mn
Scenario B
S$660.6 mn
RCF & Drawn down loan
2007
2009
2010
2011
2012

- ✓ Existing Debt Rating
  - AAA by Fitch and Standard & Poor's
  - Aaa by Moody's
- ✓ Existing Interest service ratio of 5.6 times
- ✓ "A2" corporate rating with stable outlook by Moody's
- ✓ Average Interest Costs to increase from 3.1% to approx. 3.3%[4] post-CMT RC Acquisition

Debt Profile (in percentage terrms)

	RCF & Drawn down loan	2007	2009	2010	2011	2012
Scenario A	*3.6%*	*10.7%*	*20.8%*	*7.8%*	*30.2%*	*26.9%*
Scenario B	*3.3%*	*9.6%*	*18.8%*	*7.0%*	*27.3%*	*24.3%*

Scenario A[2]

- Gearing increases from current approx. 32.4%[1] to approx. 37.1%
- Weighted average debt term to expiry of 4.36 years[5]

Scenario B[3]

- Gearing increases from current approx. 32.4%[1] to approx. 41.1%
- Weighted average debt term to expiry of 4.42 years[5]

Note:
1. As at 1 June 2006
2. Assuming New Units are issued at a price of S$2.20 per unit
3. Assuming New Units are issued at a price of S$1.90 per unit
4. Assuming a interest rate of 4.2% for the debt taken at RCS Trust Level and 4.5% for the remaining debt taken at CMT Level, to part finance the CMT RC Acquisition
5. Assuming Long Term Borrowings of a 5-year tenure

CapitaMall Trust

Common RCS Management Fee Structure

CMT's Existing Management Fee	Proposed RCS Trust Management Fee
0.25% Property Value 2.85% Gross Revenue	0.25% Deposited Property 4.00% Net Property Income

Rationale for Fee Rationalisation

- Common basis of fee structure for RCS Trust by CMT Manager and CCT Manager
- Alignment of interest with Unitholders
- Overall management fee quantum to CMT Manager is on a similar level to the existing fee structure

CapitaMall Trust

CapitaMall Trust

Key Benefits To Unitholders

Key Benefits To Unitholders

- ✓ Overall yield accretion
- ✓ Asset size growth
- ✓ Competitive strengths of Raffles City
- ✓ Strengthen retail foothold in the Downtown Core of Singapore
- ✓ Value creation opportunities at Raffles City
- ✓ Income, geographical and segmental diversification
- ✓ Increased free float and liquidity
- ✓ Collaboration with CCT

CapitaMall Trust

CMT RC Acquisition is Overall Yield Accretive – Scenario A[1]

Issue Price per Unit	Forecast Period (1 September - 31 December 2006) (annualised) [2]		Projection Year (Financial year ending 31 December 2007)	
	Existing Properties	Existing Properties and CMT RC Acquisition (% increase)	Existing Properties	Existing Properties and Target Property (% increase)
S$2.20	11.11¢	11.17¢ +0.5%	11.27¢	11.42¢ +1.3%
S$2.30		11.23¢ +1.1%		11.48¢ +1.9%
S$2.40		11.29¢ +1.6%		11.53¢ +2.3%
S$2.50		11.34¢ +2.1%		11.58¢ +2.8%

Forecast and Projected DPU

Scenario A: Assuming Issue Price of S$2.20 per New Unit and CMT's Gearing Level is increased to approx. 37.1%



11.5
11.4
11.3
11.2
11.1
11.0
10.9
11.17
0.06
11.11
11.42
0.15
11.27
Forecast Period
(1 Sep to 31 Dec 06) (annualised)
Projection Year
(Financial Year ending 31 Dec 07)
Existing Properties
Entire Portfolio

Notes:
1 Assuming that CMT's Gearing Level is increased to approximately 37.1% after the completion of the CMT RC Acquisition and payment of CMT RCS Management Fee in the form of Units, based on the forecast, together with the accompanying assumptions, in the Unitholders' Circular
2 The forecast and projected DPU will vary to the extent that the New Units are issued on a date other than 1 September 2006

CapitaMall Trust

CMT RC Acquisition is Overall Yield Accretive – Scenario B[1]

Issue Price per Unit	Forecast Period (1 September - 31 December 2006) (annualised) [2]: Existing Properties	Forecast Period (1 September - 31 December 2006) (annualised) [2]: Existing Properties and CMT RC Acquisition (% increase)	Projection Year (Financial year ending 31 December 2007): Existing Properties	Projection Year (Financial year ending 31 December 2007): Existing Properties and Target Property (% increase)
S$1.90	11.11¢	11.16¢ +0.5%	11.27¢	11.39¢ +1.1%
S$2.00		11.21¢ +0.9%		11.43¢ +1.4%
S$2.10		11.25¢ +1.3%		11.47¢ +1.8%
S$2.20		11.29¢ +1.6%		11.51¢ +2.1%

Forecast and Projected DPU

Scenario B: Assuming Issue Price of S$1.90 per New Unit and CMT's Gearing Level is increased to approx. 41.1%



11.5
11.4
11.3
11.2
11.1
11
10.9
11.16
11.11
11.39
11.27
Forecast Period
(1 Sep 06 to 31 Dec 06) (annualised)
Projection Year
(Financial Year ending 31 Dec 07)
Existing Properties
Entire Portfolio

Notes:

1 Assuming that CMT's Gearing Level is increased to approximately 41.1% after the completion of the CMT RC Acquisition and payment of CMT RCS Management Fee in the form of Units, based on the forecast, together with the accompanying assumptions, in the Unitholders' Circular

2 The forecast DPU will vary to the extent that the New Units under the Equity Fund Raising are issued on a date other than 1 September 2006

CapitaMall Trust

Asset Size Growth

Strengthens CMT's position as the largest REIT in Singapore

- With the inclusion of the CMT RC Acquisition, CMT's total deposited property will increase from S$3.5bn[1] to S$4.3bn
- CMT RC Acquisition is in line with the CMT Manager's vision to grow asset size in Singapore to between S$5.0bn and S$6.0bn by 2008



(S$bn)
8.0
6.0
4.0
2.0
0.0
3.5
4.3
6.0
Existing Properties
With CMT RC Acquisition
Target by 2008

Note:
1 As at 31 March 2006

CapitaMall Trust

Competitive Strengths of Raffles City

Strategic location with excellent connectivity



North South Line NS
North East Line NE
EXISTING PROPERTIES
CAPITALAND RETAIL LIMITED DEVELOPMENT PROJECT
RAFFLES CITY
MRT STATION
SEMBAWANG SHOPPING CENTRE
JUNCTION 8
HOUGANG PLAZA
JURONG ENTERTAINMENT CENTRE
IMM BUILDING
ORCHARD TURN
TAMPINES MALL
BUGIS JUNCTION
PLAZA SINGAPURA
RAFFLES CITY
FUNAN DIGITALIFE MALL

- City Hall MRT station is one of Singapore's four major MRT interchange stations
- Direct connectivity to future Esplanade MRT Station on the Circle Line, expected to be fully operational by 2010
- Tremendous traffic flow from the current two train lines and future Circle Line
- Raffles City sees monthly shoppers' traffic of approx. 2.2 million
- New underground network linking Raffles City to the Esplanade MRT expected to increase traffic flow

Competitive Strengths of Raffles City

Integrated development	▪ Synergies drawn from integrated development components ▪ Value creation opportunities through optimising office, retail, hotels and convention centre mix

Diverse tenant base	▪ Large and diversified tenant base
	  ▪ 49 office leases
	  ▪ 144 retail leases
	  ▪ One long-term hotel lease
	▪ Diverse and complementary tenant mix
	  ▪ International and national retail brand names

High occupancy [1]	▪ Close to 100% occupancy for both retail and office components
Government Tourism Initiative	▪ Commitment to transform Singapore into a major tourism hub by 2015 ▪ Well-positioned to benefit from increase in tourist arrivals and tourism receipts with its strategic location

Note:
1 Office and retail as at 31 March 2006

CapitaMall Trust

Strengthens Retail Foothold in the Downtown Core of Singapore



ORCHARD ROAD
ORCHARD TURN
Orchard Station
PLAZA SINGAPURA
Dhoby Ghaut Station
BUGIS JUNCTION
Bugis Station
BRAS BASAH/ BUGIS
RAFFLES CITY
City Hall Station
FUNAN DIGITALIFE MALL
CIVIC DISTRICT
ESPLANADE
CENTRAL BUSINESS DISTRICT
EXISTING PROPERTIES
CAPITALAND RETAIL LIMITED DEVELOPMENT PROJECT
RAFFLES CITY
MRT STATION

- CMT currently owns three prime retail assets in the Downtown Core, Funan DigitaLife Mall ("Funan"), Plaza Singapura and Bugis Junction, the latter two of which are strategically located with direct connectivity to MRT stations
- Inclusive of Raffles City, CMT will own and manage 1.48 million sq ft of urban retail[1] NLA with 739 leases

Note:

1 Comprising Funan, Plaza Singapura, Bugis Junction and Raffles City Shopping Centre

CapitaMall Trust

Value Creation Opportunities at Raffles City

Estimated Breakdown by GFA [1]


RC Office
Tower
15%
RC
Shopping
Centre
15%
Hotels and
convention
Centre
70%

Estimated Breakdown by NPI [2]


RC Car Park and other income
3%
RC Office
Tower
14%
RC
Shopping
Centre
43%
Hotels and
convention
Centre
40%

Note:
1 Area occupied by carpark is excluded in the computation of GFA under the current planning guideline
2 Based on the projected Net Property Income of Raffles City for the Projection Year 2007

- In view of inequitable contributions from various components, further improvements can be made through reconfiguration to optimise usage mix at Raffles City, by converting lower yielding spaces into higher yielding areas
- Asset enhancement currently undertaken at RC Shopping Centre, which will add approx. 53,000 sq ft to its Basement 1, is a good example of how better utilisation of space can be achieved through pro-active asset management

CapitaMall Trust

Value Creation Opportunities at Raffles City

Pro-active Tenant Remixing

- Opportunities to enhance existing retail offerings at RC Shopping Centre and improve marketing activities to attract higher shopper traffic and generate higher retail sales for tenants
- Improving facilities and amenities of RC Office Tower will potentially retain existing tenants and attract new quality tenants

Enhanced Average Rental Rates

- RC Shopping Centre commands an average monthly rental of approx. S$13.80 per sq ft [1]
- RC Office Tower current asking rent ranges from S$7.00 to S$7.50 per sq ft per month, comparable to prime office space in the City Hall/ Beach Road micro-market
- Opportunities to enhance average rentals through leveraging on combined tenant network of CMT and CCT

Note:
1 As at 31 March 2006

CapitaMall Trust

Value Creation Opportunities at Raffles City

Growth Opportunity in the Hotels and Convention Centre Lease

- **Long-term master lease to RC Hotels[1]**
  - For 20 years to 2016, with option to renew for further 20 years
- **Cash flow stability**
  - Step-up minimum rent and service charge projected to contribute at least 70% of the gross rental income from the lease to RC Hotels
- **Good organic growth**
  - Step-up minimum rent structure and variable rent pegged to hotels and convention space gross operating revenue

Rental Components[2] of Master Lease

Minimum Rent	**Vary from S$26 million to S$44 million**	
Variable Rent	**Nov 05 – Nov 06**	**9.5% of gross revenues**
	Nov 07 – Nov 11	**8.5% of gross revenue up to S$250 million and 13% of gross revenue over S$250 million**

Source: Tincel Limited's prospectus dated 2 June 2001, page 84

Note:

1 A vehicle owned by Colony Capital, LLC

2 Inclusive of a service charge component

CapitaMall Trust

Greater Income Diversification

Total Net Property Income contribution from any single property decreases from 22.2% to no more than 18.3%

Existing Properties [1]



Other properties 5.0%
Tampines Mall 17.9%
Junction 8 13.8%
Funan 7.3%
IMM 15.9%
Plaza Singapura 22.2%
Bugis Junction 17.9%

Existing Properties and CMT RC Acquisition [1]



Other properties 4.1%
Raffles City 17.7%
Tampines Mall 14.7%
Junction 8 11.4%
Funan 6.0%
IMM 13.1%
Plaza Singapura 18.3%
Bugis Junction 14.7%

Note:
1 For the projection year ending 31 Dec 2007

Further Geographical and Segmental Diversification

- Caters to different tenancy demands in various parts of Singapore
- Increases participation in the retail markets comprising Singapore's central residential areas, visitors to the Orchard Road shopping belt and workers in the CBD
- Increases penetration into the upper-mid retail market segment in Singapore with four urban malls
- Enlarges and diversifies CMT's network of retailers

Increased Free Float and Liquidity

Access to a larger investor base because of its increased free float, liquidity and potentially higher index contribution

CMT's total assets increases from approx. S$3.5bn[1] to approx. S$4.3bn, reinforcing its position as the largest Singapore REIT

CMT's weightings in MSCI Index and STI Index are envisaged to rise

- ✓ Increased asset size for greater economies of scale
- ✓ Liquidity enhancement with larger tradable volume
- ✓ Potentially higher index weightage contribution

Note:
As at 31 March 2006

CapitaMall Trust

Collaboration with CCT

CapitaMall Trust

- Largest retail mall owner in Singapore with approx. 2.4 million sq ft of NLA
- Owns nine quality, urban and suburban retail malls in Singapore
- Track record of value creation through various asset enhancement initiatives


Asset and property management synergies

CapitaCommercial Trust

- Largest office REIT owner in Singapore with approx. 2.0 million sq ft of NLA
- Owns eight top quality office and car park properties in Singapore, including the iconic Capital Tower and 6 Battery Road

CapitaMall Trust

Property Details & Enlarged Portfolio Overview

Raffles City – Summary


Raffles City

- Prime landmark integrated development located in Singapore's Downtown Core, at the fringe of the CBD
- Comprises 2 luxury class hotels, Swissôtel The Stamford and Raffles The Plaza, Raffles City Convention Centre, Raffles Shopping Centre and Raffles Office Tower
- Strategically located adjacent to with direct connectivity to City Hall MRT station, enjoys excellent connectivity and accessibility along the North-South and East-West MRT lines as well as the proposed Circle Line Esplanade station

Key Details

Gross Floor Area	3,452,426 sq ft (or 320,738 sq m)
Net Lettable Area	Retail: 301,824 sq ft (or 28,040 sq m) Office: 379,801 sq ft (or 35,284 sq m) **Total: 681,625 sq ft (or 63,324 sq m)**
Number of Leases	Retail: 144 Office: 49 Hotels and Convention Centre: 1 **Total: 194**
Number of Hotel Rooms	2,032
Carpark Lots	1,073
Title	Leasehold tenure of 99 years expiring 15 July 2078
Valuation (as at 16 March 2006)	S$2,166.0 million by CB Richard Ellis (Pte) Ltd ("**CBRE**") S$2,151.0 million by Jones Lang LaSalle Property Consultants Pte Ltd ("**JLL**")
Committed Occupancy	Retail: 99.4% Office: 99.1% **Total: 99.2%**

CapitaMall Trust

Raffles City – Financial Information

Raffles City financials are as follows[1]:

	Forecast Period (1 Sep 06 – 31 Dec 06) (S$million)[2]	Projection Year (Financial Year Ending 31 Dec 07) (S$million)[2]
Gross Rental Income	19.8	61.5
Less Property Operating Expenses	(5.6)	(17.2)
Net Property Income	14.2	44.3
Property Yield [3]	4.9%[4]	5.1%

Notes:

1 Based on the forecast, together with the accompanying assumptions, in the Unitholders' Circular
2 Based on CMT's 40.0% interest in Raffles City
3 Based on CMT's 40% share of the Total Acquisition Cost of approximately S$866.4 million
4 Annualised figure

CapitaMall Trust

Entire Portfolio – Summary

Well-balanced trade mix

- Trade Sector breakdown by monthly Gross Rental Income (excluding turnover rent)

Existing Properties



3.40%
0.80%
22.70%
7.60%
6.30%
17.20%
5.70%
1.60%
7.30%
20.90%
6.50%
Food & Beverage/Food Court
Leisure and Entertainment/Sports & Fitness
Supermarkets
Educational/Services
Department Store
Warehouse
Electronics
Fashion
Home Furnishings
Books/Gifts & Specialty/Hobbies/Toys
Office Rental

Existing Properties and CMT's 40% interest in Raffles City



1.3%
3.1%
3.7%
5.5%
20.1%
20.0%
15.2%
6.7%
6.6%
6.1%
Food & Beverage/Food Court
Fashion
Educational/Services
Hotel
Leisure and Entertainment/Sports & Fitness
Electronics
Department Store
Supermarkets
Home Furnishings
Office Rental
Books/Gifts & Specialty/Hobbies/Toys
Warehouse

Note:

1 As at 31 March 2006

Lease Expiry Profile – The Entire Portfolio

Well balanced lease expiry profile

- Committed lease expiry profile by monthly Gross Rental Income (excluding turnover rent)

Existing Properties and CMT's 40% interest in RC Shopping Centre



% Lease Expiry
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
28.2
32.8
22.5
10.2
6.3
2006
2007
2008
2009
2010 and beyond
Year

Existing Properties and CMT's 40% interest in Raffles City



% Lease Expiry
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
27.4
30.4
20.5
9.3
12.4
2006
2007
2008
2009
2010 and beyond
Year

CapitaMall Trust

Entire Portfolio – Profit Forecast[1]

- Enhanced DPU with the inclusion of Raffles City in CMT's Property Portfolio

CMT Gearing Level Increases to 37.1% and New Units Issue price of S$2.20 Per New Unit	Forecast Period (1 Sep — 31 Dec 2006)		Projection Year (Financial year ending 31 Dec 2007)	
(S$ millions) (approx)	*Existing Properties*	*Entire Portfolio*	*Existing Properties*	*Entire Portfolio*
Gross revenue	100.0	119.8	314.6	376.0
Property operating expenses	(36.2)	(41.8)	(109.1)	(126.1)
Net property income	63.8	78.0	205.5	249.9
Trust expenses and net finance costs	(19.5)	(28.5)	(63.8)	(90.4)
Share of profits of Associate Co.	1.6	1.6	5.0	4.9
Net income	45.9	51.1	146.7	164.4
Non-tax deductible (chargeable) items	3.2	5.2	9.7	15.5
Distributable Income from retained taxable income	2.2	2.2	0.0	0.0
Distributable income	**51.3**	**58.5**	**156.4**	**179.9**
Distribution per unit (cents)	**11.11**	**11.17**	**11.27**	**11.42**
Accretion (%)		**0.5**		**1.3**

Note:

1 Based on the forecast, together with the accompanying assumptions, in the Unitholders' Circular

CapitaMall Trust

CMT Pro Forma Balance Sheet

(As at 31 December 2005)

	As at 31 December 2005	
	Actual (S$ million)	As adjusted (S$ million)
Net asset value	2,258.1[1]	2,484.2[2]
Represented by		
Unitholder's funds	2,258.1	2,484.2
Units in issue ('000)	1,379.7[3]	1,501.6[4]
Net asset value per unit (S$)	1.64	1.65

Notes:

1 Based on the CMT Audited Financial Statements and adjusted for the distribution in February 2006 of CMT's distributable income for the period from 31 October 2005 to 31 December 2005

2 Assuming (i) long-term borrowings of S$660.6 million is taken to part finance the CMT RC Acquisition; (ii) the valuation of CMT RC Acquisition as at 31 December 2005 is S$877.7 million, being the CMT Total Purchase Consideration of Raffles City; and (iii) Total Purchase Consideration includes reimbursement to TPPL for costs paid and assumes the remaining costs for building capital expenditure and asset enhancement works of up to S$41.0 million, and payment to TPPL of an additional sum not exceeding S$40.0 million for certain property related liabilities

3 Number of Units issued as at 31 December 2005

4 Includes the approximate 117.4 million New Units issued pursuant to the Equity Fund Raising at an Issue Price of S$1.90 per New Unit (purely for illustrative purposes only), 4.6 million Units issued as part of Acquisition Fee for the CMT RC Acquisition, as well as the CMT Manager's estimate of 2.0 million Units issued as payment of the CMT RC Management Fee for the financial year ended 31 December 2005 at the illustrative price of S$1.90 per Unit

CapitaMall Trust

CapitaMall Trust

Strategy for Sustainable Growth

Current Three-Pronged Growth Strategy

Acquisitions | **Asset Enhancement** | **Active Leasing**

Acquisition, Active Leasing and Asset Enhancement form Core Components of Growth



11.02 ¢[2]
6.78 ¢[1]



CRS Investment 3%
Asset Enhancement/ Reconfiguration 21%
Upfront Payment of IMM Land Premium 8%
Active Leasing 19%
Acquisitions[3] 49%

Notes:

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 Jun 2002
2. Annualised distribution per unit for the period 31 Oct 2005 to 31 Dec 2005.
3. Based on the DPU increase forecast shown in the CMT Circular dated 11 Jun 2003, CMT Circular dated 20 Jul 2004 and CMT Circular dated 18 Oct 2005 which were eventually achieved.

CapitaMall Trust

Potential for Growth Domestically

- Abundant investment grade retail assets outside of CMT's portfolio provides significant potential for further acquisition growth
- CMT's significant share in the Singapore retail space provides it with increased leverage, management expertise and knowledge to capitalise on acquisition opportunities

Ownership of Private Retail Stock in Singapore (by NLA)



CMT[1]
14%
CapitaLand
5%
CapitaRetail
2%
Other REITs
8%
Other developers
27%
Strata-owned
8%
Others
36%

Source: UBS Research
Note:
1 Includes Raffles City

CapitaMall Trust

Extended Five-Pronged Growth Strategy



Deliver Long-Term Growth to Unitholders
New Wings of Growth : Extended 2-Pronged Strategy
Invest up to 20% Stake in CapitaLand's Proposed China Retail REIT
Participation in Local Development Projects
Overall Yield Accretive Acquisitions
Innovative Asset Enhancements
Active Leasing
Existing 3-pronged Growth Strategy

CapitaMall Trust

Invest up to 20% Stake in Proposed China Retail REIT




McDonald's



- CapitaLand, as Sponsor of CMT, has offered CMT up to 20% stake in proposed China Retail REIT at pre-listing stage
- Proposed China Retail REIT, to be listed in Singapore by end 2006[1], is expected to own 7 assets, worth over S$800 million
- Proposed China Retail REIT will have first right of refusal to acquire assets owned by CapitaRetail China Development Fund and CapitaRetail China Incubator Fund
- Opportunity to enjoy growth in China's retail real estate market without drastically changing CMT's risk profile

Note:
1 Subject to attaining all the relevant regulatory approvals

CapitaMall Trust

CapitaRetail China Development Fund ("Development Fund")

- Will invest in retail projects in the People's Republic of China ("PRC")
- Fund size of US$600 million (S$948 million)
- CapitaLand invested approx. 45% in the Development Fund
- Pipeline include portfolio of 21 Wal-Mart anchored malls under joint-venture with Shenzhen International Trust & Investment Co, Ltd ("SZITIC"), with a total Gross Floor Area ("GFA") of over 990,000 sq m and an aggregate asset value of over S$1.6 billion
- Includes new Wal-Mart Asia Headquarters in Shenzhen
- Offered by SZITIC to invest in 14 other malls with estimated GFA of 600,000 sq m
- Pipeline to acquire at least 70% of SZITIC Wal-Mart malls up to 2010



Wal-Mart Asia HQ, Shenzhen   Jiulongpo, Chongqing   Zhanjiang   Chengdu

CapitaMall Trust

CapitaRetail China Incubator Fund ("Incubator Fund")

- Will warehouse retail projects with the potential to generate quality income after repositioning of the property, enhancing the asset or on completion of leasing activities
- Fund size of US$425 million (S$671 million)
- CapitaLand invested approx. 30% in the Incubator Fund
- Pipeline include Xihuan Plaza Retail Mall in Xizhimen, Beijing. Phase One of Xihuan Plaza Retail Mall, measuring over 780,000 sq ft, is expected to be opened by first quarter 2007



17 May 2006

CapitaLand signed sale & purchase agreement to acquire asset for RMB 1.32 billion (S$230 million)

CapitaMall Trust

CapitaLand's Extensive Retail Pipeline in China

Retail Mall Business Presence in China

Approx. 30 assets in 25 cities measuring over 16 million sq ft



Heilongjiang
Beijing
Tianjin
Liaoning
Nei Mongol
Zibo
Weifang
Hebei
Xinjiang
Gansu
Mianyang
Ningxia
Qinghai
Shanxi
Shandong
2 cities in Jiangsu
Chengdu
Shaanxi
Shanghai
Nanchang
Henan
Xizang
(Tibet)
Sichuan
Changsha
Anhui
1 other city in Sichuan
Hubei
Chongqing
Wuhu
Zhejiang
1 other city in Fujian
Jiangxi
Guizhou
Hunan
Fujian
Zhangzhou
Nanhai
Yunnan
Guangxi
Guangdong
Foshan
Zhanjiang
Huiyang
Maoming
Hainan
Dongguan
Shenzhen

CapitaMall Trust

Investment Structure


Investors
CapitaLand
Investors
approx. 70% share of equity
approx. 30% share of equity
approx. 45% share of equity
approx. 55% share of equity
INCUBATOR FUND
Fund Size US$425 m (S$671 m)
DEVELOPMENT FUND
Fund Size US$600m (S$948m)
Right of first refusal to acquire assets from Development Fund & Incubator Fund
CHINA RETAIL REIT
7 assets worth over S$800 million
To be listed in Singapore by end 2006[1]

Note:
1 Subject to attaining all the relevant regulatory approvals

CapitaMall Trust

Participation in Local Development Projects

- CMT's asset size will increase from approx. S$3.5 bn[1] to S$4.3 bn post acquisition of Raffles City
- Property Funds' guidelines allow development projects up to 10% of the REIT's asset size
- Intends to capitalise on significant asset size to take on development projects in Singapore, jointly with Sponsor, CapitaLand
- Ability to tap on CapitaLand's significant property development and management expertise
- Familiarity with local guidelines and strong track record in major asset enhancement initiatives mitigate development risks

Development profits, realised upon completion, provides upside for Unitholders

Note:

1. As at 31 March 2006

CapitaMall Trust

CapitaMall Trust

Circular to Unitholders and Timetable

Approvals Sought by CMT

To seek unitholders' approval for:

- ✓ The proposed joint acquisition of Raffles City with CapitaCommercial Trust, together with the RCS Management Fee Supplement
- ✓ The proposed issue of New Units under the Equity Fund Raising
- ✓ The proposed placement of New Units to the CapitaLand Group
- ✓ The proposed placement of New Units to Directors
- ✓ The proposed amendment to the trust deed in connection with the payment of fees to the CMT Manager

CapitaMall Trust

Key Dates and Times

Despatch of the Unitholders' Circular	26 June 2006
Last date and time for lodging proxy forms	11 July 2006 at 1:00pm
EGM	13 July 2006 at 1:00pm
Completion of the acquisition	45 days after date of the sale and purchase agreement or 31 August 2006, whichever is later

If the approvals sought at the EGM are obtained, the CMT Manager will work with the Joint Lead Managers and Underwriters to determine the most appropriate time to launch the Equity Fund Raising

CapitaMall Trust

Thank You

CapitaMall Trust

Contact Information

CapitaMall Trust Management Limited
39 Robinson Road,
#18-01 Robinson Point
Singapore 068911
Tel: (65)-6536 1188
Fax: (65)-6536 3884
http://www.capitamall.com

CapitaMall Trust

Additional Enlarged Portfolio Details

Raffles City – Summary

Tenancy Expiry Profile [1] (As at 31 March 2006)



% Lease Expiry
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
19.9%
23.5%
10.3%
4.3%
42.0%
2006
2007
2008
2009
2010 and beyond
Year

Note:

1 Graph illustrates the committed lease expiry profile of Raffles City for all components-Shopping Centre, Office Tower and the Hotel and Convention Centre by Monthly Gross Rental Income (excluding turnover rent for the Shopping Centre)

Top 10 Tenants of Raffles City

Tenant	Trade Sector	Expiry Date [1]	% of Monthly Gross Rental Income (exc. turnover rents)
RC Hotels (Pte) Ltd	Hotel/Retail	Dec 06, Feb 07, Jun 07, Jul 08, Nov 16	42.4
Robinson & Company (Singapore) Private Limited	Department Store	Mar 07	7.9
Economic Development Board [2]	Office	Jun 06[3], Feb 08	7.3
Phillip Securities Pte Ltd	Office	Dec 06	2.8
Accenture Pte Ltd	Office	Aug 07	2.2
Cold Storage Singapore (1983) Pte Ltd	Supermarkets	Nov 08	1.5
Esprit Retail Pte Ltd	Fashion	Sep 07	1.5
Food Junction Management Pte Ltd	Food Court	Nov 08	1.2
DBS Bank Ltd	Services/Office	Jun 07, Nov 08	1.1
Cortina Watch Pte Ltd	Fashion/Office	Apr 06[4], May 07	1.0

Top Ten Tenants by Total Monthly Gross Rental Income	**68.9**
Other Tenants	31.1
Total	**100.0**

Notes:

1 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants

2 Includes TIF Ventures Pte Ltd, an indirect wholly owned subsidiary of Economic Development Board which occupies 4,306 sq ft (400 sq m)

3 An offer of renewal of 117,996 sq ft (10,960 sq m) is pending acceptance by the tenant. 1,668 sq ft (155 sq m) will not be renewed upon expiry in June 2006

4 The lease has been renewed for a period of three years

CapitaMall Trust

82 - 4507

Raffles City Shopping Centre

% Lease Expiry



% Lease Expiry
50%
40%
30%
20%
10%
0%
19.4%
47.6%
22.7%
10.3%
0.0%
2006
2007
2008
2009
2010 and beyond
Year

Trade Sector Analysis for Raffles City Shopping Centre[1]



1.0%
0.6%
2.0%
0.2%
4.0%
4.9%
11.2%
17.1%
20.3%
38.7%
Fashion
Department Store
Food & Beverage / Food Court
Educational / Services
Books / Gifts & Specialty / Hobbies / Toys
Supermarkets
Leisure and Entertainment / Sports & Fitness Electronics
Home Furnishings
Others

Note:

1 As at 31 March 2006

Top Ten Retail Tenants of RC Shopping Centre

Tenant	Trade Sector	Expiry Date[1]	% of Monthly Gross Rental Income (excluding turnover rents)
Robinson & Company (Singapore) Private Limited	Department Store	Mar 07	20.3
Cold Storage Singapore (1983) Pte Ltd	Supermarket	Nov 08	4.0
Esprit Retail Pte Ltd	Fashion	Sep 07	3.9
Food Junction Management Pte Ltd	Food Court	Nov 08	3.1
DBS Bank Ltd	Services	Jun 07, Nov 08	2.3
Hinckley Singapore Trading Pte Ltd	Fashion	Nov 06, May 08	2.2
Adidas Singapore Pte Ltd	Fashion	May 09	2.0
Jay Gee Enterprises (Pte) Ltd	Fashion	Aug 06, Sep 07, Dec 08	2.0
Amercican Style Pte Ltd	Fashion	Apr 09	1.8
Cortina Watch Pte Ltd	Fashion	Apr 06[2]	1.7

Top Ten Tenants by Total Monthly RC Rental Gross Retail Income	**43.3**
Other Tenants	56.7
Total	**100.0**

Notes:

1 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants

2 The lease has been renewed for a period of three years

CapitaMall Trust

Raffles City Office Tower

% Lease Expiry


90%
60%
30%
0%
64.1%
26.3%
8.2%
1.4%
0.0%
2006
2007
2008
2009
2010 and beyond
Year

Trade Sector Analysis for Raffles City Office Tower[1]


40%
23%
17%
13%
4%
2%
1%
Government & Government Linked Office
Others
Banking, Insurance & Financial Services
IT Services & Consultancy / Internet Trading
Business Management / Consulting Services / Business Activities
Real Estate & Property Services
Telecommunication

Note:

1 As at 31 March 2006

Top Ten Office Tenants of RC Office Tower

Tenant	Trade Sector	Expiry date[1]	% of monthly gross rental income (excluding turnover rents)
Economic Development Board[2]	Government & Government Linked Office	Jun 06[3], Feb 08	37.6
Phillip Securities Pte Ltd	Banking, Insurance & Financial Services	Dec 06	14.5
Accenture Pte Ltd	IT Services & Consultancy/ Internet Trading	Aug 07	11.5
Syngenta[4] Asia Pacific Pte Ltd (f.k.a Syngenta Singapore Pte Ltd)	Business Management/ Consulting Services/ Business Activities	Oct 06[5]	4.4
Qantas Airways Ltd	Others	Feb 07	2.2
Petro-Diamond Singapore (Pte) Ltd	Others	Oct 08	1.8
LVMH Watch & Jewellery Singapore Pte Ltd	Others	Jun 07	1.8
Dentsu Asia Pte Ltd	Business Management/ Consulting Services/ Business Activities	Jan 07	1.7
The European Community, represented by the Commission of The European Communities	Government & Government Linked Office	Mar 06[6]	1.6
Cortina Watch Pte Ltd	Others	May 07	1.5

Top Ten Tenants by Total Monthly Gross Rental Income	**78.6**
Other Tenants	21.4
Total	**100.0**

Notes:

1 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants

2 Includes TIF Ventures Pte Ltd, a wholly owned subsidiary of Economic Development Board which occupies 4,304 sq ft (400 sq m)

3 An offer of renewal of 117,996 sq ft (10,960 sq m) is pending acceptance by the tenant. 1,668 sq ft will not be renewed upon expiry in June '06

4 Formerly known as Syngenta Singapore Pte Ltd

5 The tenant has confirmed that it will not be renewing its lease upon expiry

6 The lease has been extended from 1 April 2006 to 14 June 2006 (3 years from 15 June 2006)

CapitaMall Trust

Entire Portfolio – Summary

	TM	Junction 8	Funan DigitaLife Mall	IMM	Plaza Singapura	Hougang Plaza	Sembawang	Jurong Entertainment Centre	Bugis Junction	Raffles City	Total
Land Area (sq ft)	135,552	119,631	124,301	658,900	132,166	57,047	100,315	91,857	279,713[1]	352,917	**2,052,399**
Gross Floor Area (sq ft)	460,880	376,740	478,980	1,426,518	764,342	79,648	Retail: 152,721 Residential: 45,267 Total: 197,988	169,668	578,312	3,452,426	**7,985,502**
Net Lettable Area (sq ft)[2]	323,387	245,204	271,431	Retail: 397,619 Office: 69,183 Warehouse: 421,313 Total: 888,115	494,154	67,813	97,130[3]	110,915	410,614	681,625	**3,590,388**
Number of Leases[2]	159	172	179	Retail: 248 Office: 80 Warehouse: 224 Total: 552	198	6	69	35	218	194	**1,782**
Parking Lots[2]	636	305	336	1,301 (cars) 111 (lorries/ heavy vehicles)	700	154[4]	Multi-storey carpark: 221 External carpark[5]: 239 Total: 460	220	648[4]	1,073	**5,944**
Tenure	99 years (1-Sep-92)	99 years (1-Sep-91)	99 years (12-Dec-79)	30+30 years (23-Jan-89)	Freehold	99 years (1-Mar-91)	999 years (26-Mar-1885)	99 years (1-Mar-91)	99 years (10-Sep-90)	99 years (16-July-1979)	**na**
Purchase Price	409.0	295.0	191.0	247.4	710.0	49.1[6]	78.0	68.0	605.8[7]	2,085.0	**4,713**
Valuation (S$m) (as at 1 June 2006)	635.0	477.0	252.0	433.0	809.0	49.7[8]	81.0	72.0	618.0	2,166[10] 2,151	**5,593**
Committed Occupancy (%)	100.0	100.0	98.3	Retail: 97.1 Office: 95.9 Warehouse: 60.1 Total: 79.4	100.0	100.0	100.0	100.0	99.9	Retail: 99.4% Office: 99.1% Total: 99.2%	**na**
Visitor Traffic in 2005 (m)	20.5	21.8	9.6	15.8	17.0	na[9]	na[9]	na[9]	na[9]	na	**na**

Notes:
1 This refers to the land area of the integrated development of Bugis Junction, including the retail component, the office tower and the hotel
2 As at 31 March 2006
3 Excluding 28,201 sq ft from the 48 residential units which were vacant as at 31 March 2006
4 The car park lots are owned by the management corporation
5 This refers to the external carpark, under a temporary occupation licence, located next to Sembawang Shopping Centre
6 Inclusive of an additional purchase price of approximately S$5.3 million for the New Hougang Plaza Units which were acquired in May and June 2006
7 Comprises purchase price of S$580.8 million paid for the acquisition of Bugis Junction in October 2005, and a sum of S$25.0 million paid to BHG (f.k.a Seiyu (Singapore) Pte Ltd) in respect of BHG's surrender of 74,299 sq ft of NLA at Bugis Junction
8 Aggregate valuation for Hougang Plaza, inclusive of the New Hougang Plaza Units which were acquired in May and June 2006
9 Not available as the assets were acquired in 2005 and 2006
10 S$2,166 million is based on valuation by CB Richard Ellis (Pte) Ltd and S$2,161 million by Jones Lang LaSalle Property Consultants Pte Ltd

CapitaMall Trust

Existing Properties and RC Shopping Centre – Top 10 Tenants

- **No one tenant contributes more than 4.0% of monthly Gross Rental Income (excluding turnover rents)**

Tenant	Expiry Date[1]	% of Monthly Gross Rental Income (excluding turnover rents)
Cold Storage Singapore (1983) Pte Ltd	Jul-06, Aug-06, Sept-06, Oct-06, Nov-06, Mar-07, Jun-07, Jul-07, Oct-07, Mar-08, Jul-08, Nov-08, Dec-09	4.0
BHG (Singapore) Private Limited[2]	May-10, Apr-15	3.8
Goldan Village Multiplex Pte Ltd	Feb-08, Nov-09, Nov-10	2.5
Kopitiam[3]	Sept-07, Nov-07, Jun-08, Aug-08, Nov-08, Feb-09	2.2
Carrefour Singapore Pte Ltd	Nov-06	2.1
Best Denki Singapore Pte Ltd	Aug-06, Sept-06, Feb-07, Apr-07	1.8
NTUC Fairprice Co-operative Pte Ltd	Nov-07, Mar-08, Apr-09	1.7
Robinson & Company (Singapore) Private Limited[4]	Sep-06, Mar-07	1.7
Wing Tai Holdings Limited	Apr-06[5], Sept-06, Oct-06, Mar-07, May-07, Jun-07, Jul-07, Sept-07, Nov-07, Dec-07, Apr-08, May-08, Feb-09	1.3
McDonald's Restaurants Pte Ltd	Oct-06, Nov-06, Jun-07, Nov-07, Sept-08, Feb-09, Mar-09	1.2

Top ten tenants by Total Monthly Gross Rental Income	**22.3**
Other tenants	77.7
Total	**100.0**

Notes:

1 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants
2 Formerly known as Seiyu (Singapore) Private Limited
3 Comprise of Kopitiam investment Pte Ltd, Copitiam Pte Ltd and S28 Holdings Pte Ltd (which is a wholly owned subsidiary of Kopitiam Investment Pte Ltd)
4 Comprise of Robinson & Company (Singapore) Private Limited, John Little Private Limited and Baccarat International (Pte) Limited
5 The tenant has relocated to another unit and signed a new three-year lease

Existing Properties and Raffles City – Top 10 Tenants

- **No one tenant contributes more than 4.7% of monthly Gross Rental Income (excluding turnover rents)**

Tenant	Trade sector	Expiry Date[1]	% of Monthly Gross Rental Income (excluding turnover rents)
RC Hotels (Pte) Ltd	Hotel/Retail	Dec-06, Feb-07, Jun-07, Jul-08, Nov-16	6.7
Cold Storage Singapore (1983) Pte ltd	Supermarket/Services/ Warehouse	Jul-06, Aug-06, Sept-06, Oct-06, Nov-06, Mar-07, Jun-07, Jul-07, Oct-07, Mar-08, Jul-08, Nov-08, Dec-09	3.6
BHG (Singapore) Private Limited[2]	Department Store	May-10, Apr-15	3.4
Golden Village Multiplex Pte Ltd	Leisure & Entertainment	Feb-08, Nov-09, Nov-10	2.2
Kopitiam[4]	Food Court	Sept-07, Nov-07, Jun-08, Aug-08, Nov-08, Feb-09	2.0
Carrefour Singapore Pte Ltd	Supermarket/Services	Nov-06	1.9
Best Denki Singapore Pte Ltd	Electronics/Warehouse	Aug-06, Sept-06, Feb-07, Apr-07	1.6
NTUC Fairprice Co-operative Ltd	Supermarket/Electronics/ Services	Nov-07, Mar-08, Apr-09	1.6
Robinson & Company (Singapore) Private Limited[4]	Department Store	Sep-06, Mar-07	1.5
Wing Tai Holdings Limited	Fashion/Food & Beverage	Apr-06[5], Sept-06, Oct-06, Mar-07, May-07, Jun-07, Jul-07, Sept-07, Nov-07, Dec-07, Apr-08, May-08, Feb-09	1.2
Top ten tenants by Total Monthly Gross Rental Income			**25.7**
Other tenants			74.3
Total			**100.0**

Notes:

1 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants

2 Formerly known as Seiyu (Singapore) Private Limited

3 Comprise of Kopitiam investment Pte Ltd, Copitiam Pte Ltd and S28 Holdings Pte Ltd (which is a wholly owned subsidiary of Kopitiam Investment Pte Ltd)

4 Comprise of Robinson & Company (Singapore) Private Limited, John Little Private Limited and Baccarat International (Pte) Limited

5 The tenant has relocated to another unit and signed a new three-year lease

System of Joint Ownership

- Joint ownership of a property is permissible under the updated MAS Property Funds Guidelines of 20 October 2005
- Veto rights over key operational issues of the joint ownership are incorporated to protect interests of respective unitholders
- Management Committee ("MC") will be set up to oversee day-to-day operations
  - Comprise representatives to be appointed by CapitaMall Trust Management Limited ("CMTML") and CapitaCommercial Trust Management Limited ("CCTML") in proportion to their interests in Raffles City
  - Chairman of MC to be appointed by CCTML, subject to consent of CMTML

THE END

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Miscellaneous
* Asterisks denote mandatory information

RECEIVED
2006 JUL 19 P 2:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jun-2006 13:26:00
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Presentation Slides - Proposed Acquisition of Raffles City"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), has today issued an announcement on the above matter. For details, please refer to the announcement posted by CCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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Proposed Acquisition of Raffles City



Raffles City

26 June 2006

CapitaCommercial Trust

Important Notice

THIS PRESENTATION IS AVAILABLE ONLY TO PERSONS WHO ARE NON-U.S. PERSONS, PERSONS WITH ADDRESSES OUTSIDE THE U.S. AND CANADA, AND TO EXISTING UNITHOLDERS IN JAPAN

The information contained in this presentation is for information purposes only and does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaCommercial Trust ("CCT", and units in CCT, "Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The past performance of the Units and CapitaCommercial Trust Management Limited (the "Manager") is not indicative of the future performance of CCT and the Manager. Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CCT.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

A circular dated 26 June 2006 (the "Unitholders' Circular") setting out the details of the proposed equity fund raising and the proposed acquisition of Raffles City (as defined in the Unitholders' Circular), together with the notice of an extraordinary general meeting of the holders of Units ("Unitholders"), has been despatched to Unitholders. This presentation is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this presentation adopt the meanings in the Unitholders' Circular.

An offer *information statement and a wrap-around document* (*together, the "Circular"*) *in relation to the offer of new Units* ("*New Units*") *will also be made* available if an offer is made subsequent to approval by the Unitholders of the proposed acquisition of Raffles City and the proposed equity fund raising. Any such Circular is expected to be available and a copy may be obtained on request, subject to availability, from such underwriters as may (if and only if) be appointed for the equity fund raising. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified illustrative range of issue prices per Unit and on the Manager's assumptions as explained in the Unitholders' Circular. You are advised to read the Unitholders' Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Unitholders' Circular. *The major assumptions are certain expected levels of property rental income and property* expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Unitholders' Circular. The forecast financial performance of CCT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the Unitholders' Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CCT.

This presentation has been prepared by the Manager. The information in this presentation has not been independently verified. No representation, warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information and opinions in this presentation. None of the Manager or any of its agents or advisers, or any of their respective affiliates, advisers or representatives, shall have any liability (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation.

Agenda

1. Approvals Sought by CCT
2. Overview of Raffles City Acquisition
3. Benefits to Unitholders
4. Common Fee Structure for Raffles City
5. Circular to Unitholders & Timetable
6. Raffles City Property Details
7. Enlarged Portfolio Overview

CapitaCommercial Trust

Approvals Sought by CCT

CapitaCommercial Trust

Approvals Sought by CCT

To seek unitholders' approval for:

1. Proposed acquisition of Raffles City[1] with CMT
   - through a joint ownership vehicle 60.0% owned by CCT
   - accompanying amendment to the Trust Deed to fix a common basis of fees payable to the CCT Manager and CMT Manager in relation to Raffles City
2. Proposed issue of New Units under the Equity Fund Raising[1]
3. Proposed placement of New Units to the CapitaLand Group[1]
4. Proposed placement of New Units to the Directors
5. Proposed supplement to the Trust Deed in connection with the payment of the Management Fee in Units
6. Proposed supplement to the Trust Deed for purpose of facilitating acquisitions and investments

Note:
1. Resolutions 1, 2 and 3 sought from CCT Unitholders are inter-conditional.

CapitaCommercial Trust

Overview of Raffles City Acquisition

CapitaCommercial Trust

Prime Landmark Integrated Development

RAFFLES CITY ("RC")

One of Singapore's prime landmark integrated developments



Raffles City

Raffles City Tower ("RC Office Tower")

42-storey office tower with 35,284 sq m of office NLA



Raffles City Shopping Centre ("RC Shopping Centre")

4-storey shopping complex with 28,040 sq m of retail NLA



Swissôtel The Stamford

73-storey premier hotel with 1,263 rooms



Raffles The Plaza

28-storey premier hotel with 769 rooms



Raffles City Convention Centre

>6,500 sq m of meeting space including 3 ballrooms & 15 primary meeting rooms



Note:

1. As at 31 March 2006

CapitaCommercial Trust

Joint Ownership Structure

Proposed Acquisition and Joint Ownership of Raffles City


CapitaCommercial Trust
Appoint 60% of MC members
60%
Management Committee[2]
manages
RCS Trust[1]
owns
Appoint 40% of MC members
40%
CapitaMall Trust

Notes:

1. The proposed acquisition of Raffles City which is to be made through a joint ownership vehicle in the form of an unlisted special purpose sub-trust, ("RCS Trust") with CCT holding an interest of 60% and CapitaMall Trust holding an interest of 40%
2. The management of the RCS Trust will be carried out by a management committee comprising representatives appointed by CCT and CMT in proportion to their interest in the RCS Trust (the "Management Committee"). The Chairman will be appointed by CCT

Strategic Location with Excellent Connectivity



ORCHARD ROAD
Somerset MRT Station
Starhub Centre
BRAS BASAH BUGIS
CIVIC DISTRICT
Raffles City
City Hall MRT Station
Raffles Place MRT Station
6 Battery Road
CENTRAL BUSINESS DISTRICT
Capital Tower
Robinson Point
Tanjong Pagar MRT Station

- City Hall MRT station - one of four major MRT interchanges where the north-south line meets the east-west line
- Good connectivity to road and public transportation system
- Future direct connectivity to the proposed Circle Line (Esplanade station) - expected to be fully operational by 2010
- Heavy human traffic

CapitaCommercial Trust

Competitive Strengths of Raffles City

Integrated Development	▣ Synergies drawn from integrated development components ▣ Value creation opportunities through optimizing office, retail, hotels and convention centre mix
Diverse tenant base	▣ Large and diversified tenant base ▪ 49 office leases ▪ 144 retail leases ▪ One long-term hotel lease ▣ Diverse and complementary tenant mix ▪ Blue-chip office tenants ▪ International and national retail brand names
High occupancy	▣ Close to 100% occupancy
Government Tourism Initiatives	▣ Primed to benefit from expected increase in tourist arrivals and tourism receipts

CapitaCommercial Trust

Proposed Acquisition Structure



Raffles City
Purchase Price
S$2,085.0m
Raffles City
Building Capital
Expenditure and Asset
Enhancement Works
S$41.0m
Property Related
Liabilities
S$40.0m
Total Purchase
Consideration
S$2,166.0m
Total Acquisition Cost
(Including estimated acquisition costs & acquisition fee)
S$2,194.2m
CCT RC Acquisition (60%)
CMT RC Acquisition (40%)
CapitaCommercial Trust
S$1,316.5m
CapitaMall Trust
S$877.7m

CapitaCommercial Trust

Proposed Financing Structure (60% interest in RC)

CCT RC Acquisition (60% assuming CMT unitholders approve the Acquisition)


CapitaCommercial Trust
S$1,316.5m[1]
Equity Fund Raising
S$803.2m[2]
Debt Financing
Long Term Borrowings
S$519.8m[3]
Placement to other investors of
S$502.8m[5]
CCID[4] undertaking to subscribe
S$300.4m[5,6]

Notes:
1. Includes CCT's acquisition fee of S$13.0m which will be paid in New Units
2. Includes issue expenses of approximately S$19.6m
3. CCT's 60% share of the S$866.4 m borrowed through the RCS Trust from the issue of secured floating rate notes of up to S$974.0m by a special purpose vehicle
4. CapitaLand Commercial and Integrated Development Limited, a wholly-owned subsidiary of CapitaLand Limited
5. Subject to the right, but not the obligation, of the Joint Lead Managers to claw back and reallocate to other investors. With an option, but not the obligation, to subscribe for an additional S$200.0m
6. In the event CMT fails to obtain the approval of its unitholders for the Acquisition, CCID will undertake to subscribe S$451.9m

CapitaCommercial Trust

Proposed Equity Offer Structure

New Equity

- Issue of New Units to raise up to S$803.2m[1]

1-for-10 Non Renounceable Preferential Offering[2]

- The Preferential Offering Issue Price will be up to a further 1% discount to the Private Placement discount
- The Preferential Offering Book Closure Date is expected to be no later than end August 2006

Private Placement and ATM offering

- Private placement to institutional and other investors (underwritten by UBS Investment Bank[3] and HSBC)
- ATM Offering to retail investors

Notes:

1. In the event CMT fails to obtain the approval of its unitholders for the Acquisition, CCT intends to issue New Units up to S$1,074.7m
2. This figure does not take into account the additional New Units which will, where necessary, be allocated to Singapore Registered Unitholders to enable them to obtain, after acceptance of their provisional allocations of New Units under the Preferential Offering, aggregate unitholdings in integral multiples of 1,000 Units. Relevant Singapore Registered Unitholders are Unitholders as at the Preferential Offering Books Closure Date other than (a) those whose registered addresses with CDP are outside Singapore, and who have not, at least five Market Days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents and (b) the CapitaLand Group
3. UBS AG, acting through its business group, UBS Investment Bank

Equity Fund Raising

- The proposed Equity Fund Raising will only occur after the approval of Unitholders is obtained at the EGM scheduled on 13 July 2006
- In lieu of originally scheduled FY2006 1H distribution (semi-annual) - Cumulative distribution will be made for period from 1 January 2006 to the day prior to the issue of New Units
- Next distribution will be computed from the day the New Units are issued
- The price of the New Units will be determined nearer to the commencement of the Equity Fund Raising

Benefits to Unitholders

CapitaCommercial Trust

Key Benefits To Unitholders

- ✓ Yield Accretion
- ✓ Value Creation Opportunities in Raffles City
- ✓ Strengthen Foothold in Singapore's Downtown Core
- ✓ Improved Diversification and Tenant Mix
- ✓ Collaboration with CMT
- ✓ Increased Free Float and Liquidity

The Enlarged Portfolio has its benefits

CapitaCommercial Trust

Acquisition of Raffles City is Yield Accretive[1]

	Forecast Period (1 September - 31 December 2006) (Annualised)[2]		Projection Year (Financial year ending 31 December 2007)[2]	
Issue Price per New Unit	Existing Portfolio	Enlarged Portfolio	Existing Portfolio	Enlarged Portfolio
1.50	6.76	7.09 *+4.9%*	6.84	7.30 *+6.7%*
1.60		7.26 *+7.4%*		7.47 *+9.2%*
1.65		7.34 *+8.6%*		7.56 *+10.5%*
1.70		7.42 *+9.8%*		7.64 *+11.7%*
1.80		7.57 *+12.0%*		7.79 *+13.9%*

Notes:
1. Assuming that CCT's gearing level is increased to 33.0% after completion and payment of CCT's 60% share of the RC management fee in units. For the computation of DPU, the total number of Units issued includes the Existing Units, New Units and Units issued for the CCT RC Acquisition Fee and CCT RC Management Fee
2. The forecast DPU will vary to the extent that the New Units under the Equity Fund Raising are issued on a date other than 1 September 2006

CapitaCommercial Trust

Value Creation Opportunities at Raffles City

Estimated Breakdown by GFA[1]



RC Office Tower 15%
RC Shopping Centre 15%
Hotels and Convention Centre 70%

Estimated Breakdown by NPI[2]



Car park income 3%
RC Office Tower 14%
RC Shopping Centre 43%
Hotels and Convention Centre 40%

Notes:

1. Area occupied by the RC Car Park is excluded in the computation of the GFA under the current planning guideline
2. For the Projection Year 2007

- Conversion of lower yielding space into higher yielding areas
- Pro-active tenant remixing
- Asset enhancement currently underway in Basement 1
- Improvements to facilities and amenities
- Leveraging on combined tenant network of CCT and CMT to enhance average rentals

CapitaCommercial Trust

Growth opportunity - Hotels and Convention Centre

- **Long-term lease to RC Hotels[1]**
  - for 20 years to 2016, with option to renew for further 20 years
- **Cash flow stability**
  - Step-up minimum rent and service charge projected to contribute at least 70% of the gross rental income from the lease to RC Hotels
- **Good organic growth**
  - Step-up minimum rent structure and variable rent pegged to hotels and convention space gross operating revenue

Rental Components[2] of Long-term Lease

Minimum Rent	**Nov 05 – Nov 11**	**Step-up from S$26m to S$44m**
Variable Rent	**Nov 05 – Nov 06**	**9.5% of gross operating revenue**
	Nov 06 – Nov 11	**8.5% of gross operating revenue up to S$250m and 13% of gross operating revenue over S$250m**

Notes:
1. An indirect subsidiary of Colony Capital, LLC
2. Inclusive of a service charge component

Strengthen Foothold in Singapore's Downtown Core


Somerset Station
Starhub Centre
Bugis Village
Bugis Station
Raffles City
6 Battery Road
Golden Shoe Car Park
Market Street Car Park
Robinson Point
Raffles Place Station
HSBC Building
Capital Tower
Tanjong Pagar Station

- Further strengthens CCT's foothold in Singapore's Downtown Core
- CCT currently owns 8 properties in prime locations, with direct connectivity or close proximity to MRT stations
- Extend CCT's portfolio into the City Hall/Beach Road micro-market, a prime commercial district, directly linked to City Hall MRT station

CapitaCommercial Trust

Improved Diversification and Tenant Mix

- Acquisition will diversify CCT's portfolio
- Top 10 tenants will make up 52.2% of gross rental income, as compared to 55.9% before the Acquisition
- Enhanced tenant base with the addition of The Economic Development Board, Phillip Securities Pte Ltd and Accenture Pte Ltd to its core of blue chip tenants

Collaboration with CMT

CapitaCommercial Trust

- Largest office REIT owner in Singapore with approx. 2.0 million sq ft of NLA
- Owns eight top quality office and car park properties in Singapore, including the iconic Capital Tower and 6 Battery Road



Asset and property management synergies

CapitaMall Trust

- Largest retail mall owner in Singapore with approx. 2.4 million sq ft of NLA
- Owns nine quality, urban and suburban retail malls in Singapore
- Track record of value creation through various asset enhancement initiatives

Increased Free Float and Liquidity

- Access to a larger investor base through increased free float and liquidity

CCT's Total Assets up from about S$2.1b to about S$3.6b, making CCT the second largest Singapore REIT

✓ Increased asset size for greater economies of scale

✓ Liquidity enhancement with larger tradable volume

Growth of CCT Asset Size



S$ billion
4
2
0
S$2.1b
S$3.6b
S$4.0b
Existing Portfolio
After Raffles City (60% interest)
2007 Target

CapitaCommercial Trust

Common Fee Structure for Raffles City

CapitaCommercial Trust

Common RCS Management Fee Structure

Asset Management Fee:

Existing Portfolio	Proposed RCS Trust Management Fee
0.1% Property Value + 5.25% Net Income	0.25% Deposited Property + 4.00% Net Property Income

Property Management Fee:

Existing Portfolio	Proposed RCS Trust Management Fee
3.0% Net Property Income + Marketing commissions	2.0% Gross Revenue + 2.5% Net Property Income

Rationale for Fee Structure

- Additional scope of work for mixed development
  - Necessary to reflect the diversified management expertise
  - Within fee range charged by comparable managers of REITs in Singapore and Hong Kong
- Alignment of interest with Unitholders
- Common basis of fee structure for CCT and CMT

CapitaCommercial Trust

Circular to Unitholders and Timetable

CapitaCommercial Trust

Approvals Sought by CCT

To seek unitholders' approval for:

1. Proposed acquisition of Raffles City[1] with CMT
   - through a joint ownership vehicle 60.0% owned by CCT
   - accompanying amendment to the Trust Deed to fix common basis of fees payable to the CCT Manager and CMT Manager in relation to Raffles City
2. Proposed issue of New Units under the Equity Fund Raising[1]
3. Proposed placement of New Units to the CapitaLand Group[1]
4. Proposed placement of New Units to the Directors
5. Proposed supplement to the Trust Deed in connection with the payment of the Management Fee in Units
6. Proposed supplement to the Trust Deed for purpose of facilitating acquisitions and investments

Note:
1. Resolutions 1, 2 and 3 sought from CCT Unitholders are inter-conditional upon each other

CapitaCommercial Trust

Key Dates and Times

Dispatch of Circular	26 June 2006
Last date and time for lodgement Forms	11 July 2006 at 4:00 pm of Proxy
Extraordinary General Meeting	13 July 2006 at 4:00 pm
	DBS Auditorium, Level 3 6 Shenton Way, DBS Tower 1
Completion of the Acquisition	45 days after the date of the sale and purchase agreement or 31 August 2006, whichever is the later date

CapitaCommercial Trust

Raffles City Property Details

CapitaCommercial Trust

Raffles City – Summary



- Prime landmark integrated development located in Singapore's Downtown Core
- Comprises RC Office Tower, RC Shopping Centre, Raffles City Convention Centre and 2 hotels, Swissôtel The Stamford and Raffles The Plaza
- Strategically located adjacent to and directly connected to City Hall MRT station, it enjoys excellent connectivity and accessibility

Key Details	
Gross Floor Area	3,452,426 sq ft (or 320,738 sq m)
Net Lettable Area	Office: 35,284 sq m (or 379,801 sq ft) Retail: 28,040 sq m (or 301,824 sq ft) **Total: 63,324 sq m (or 681,625 sq ft)**
Number of Leases	Office: 49 Retail: 144 Hotels and Convention Centre: 1 **Total: 194**
No. of Hotel Rooms	2,032
Carpark Lots	1,073
Title	Leasehold tenure of 99 years expiring 15 July 2078
Valuation (as at 16 March 2006)	S$2,166.0 million by CB Richard Ellis (Pte) Ltd ("**CBRE**") S$2,151.0 million by Jones Lang LaSalle Property Consultants Pte Ltd ("**JLL**")
Committed Occupancy	Office: 99.1% Retail: 99.4% **Total: 99.2%**

CapitaCommercial Trust

Raffles City—Summary

Lease Expiry Profile[1] (As at 31 March 2006)



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
19.9%
23.5%
10.3%
4.3%
42.0%
2006
2007
2008
2009
2010 and beyond
Year

Note:
1. Graph illustrates the committed lease expiry profile of Raffles City for all components by monthly gross rental income (excluding turnover rent for the RC Shopping Centre)

Top 10 Tenants of Raffles City

Tenant	Trade Sector	Expiry Date[1]	% of Monthly Gross Rental Income (exc. turnover rents for the RC Shopping Centre)
RC Hotels (Pte) Ltd	Hotel/Retail	Dec 06, Feb 07, Jun 07, Jul 08, Nov 16	42.4
Robinson & Company (Singapore) Private Limited	Department Store	Mar 07	7.9
Economic Development Board[2]	Office	Jun 06, Feb 08	7.3
Phillip Securities Pte Ltd	Office	Dec 06	2.8
Accenture Pte Ltd	Office	Aug 07	2.2
Cold Storage Singapore (1983) Pte Ltd	Supermarkets	Nov 08	1.5
Esprit Retail Pte Ltd	Fashion	Sep 07	1.5
Food Junction Management Pte Ltd	Food Court	Nov 08	1.2
DBS Bank Ltd	Services/Office	Jun 07, Nov 08	1.1
Cortina Watch Pte Ltd	Fashion/Office	Apr 06, May 07	1.0

Top Ten Tenants	**68.9**
Other Tenants	31.1
Total	**100.0**

Notes:
1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants
2. Includes TIF Ventures Pte Ltd, an indirect wholly owned subsidiary of Economic Development Board

CapitaCommercial Trust

RC Office Tower

Lease Expiry Profile[1]



90%
60%
30%
0%
64.1%
26.3%
8.2%
1.4%
0.0%
2006
2007
2008
2009
2010 and beyond
Year

Trade Sector Analysis for RC Office Tower[1]



38.9%
22.5%
17.3%
13.4%
4.4%
2.2%
1.3%
Government & Government Linked office
Others
Banking, Insurance & Financial Services
IT Services & Consultancy / Internet Trading
Business Management / Consulting Services / Business Activities
Real Estate & Property Services
Telecommunication

Note:
1. As at 31 March 2006 by monthly gross rental income

Top Ten Office Tenants of RC Office Tower

Tenant	Trade Sector	Expiry date[1]	% of monthly gross rental income
Economic Development Board[2]	Government & Government Linked Office	Jun 06, Feb 08	37.6
Phillip Securities Pte Ltd	Banking, Insurance & Financial Services	Dec 06	14.5
Accenture Pte Ltd	IT Services & Consultancy/ Internet Trading	Aug 07	11.5
Syngena Asia Pacific Pte Ltd (f.k.a Syngenta Singapore Pte Ltd)	Business Management/ Consulting Services/ Business Activities	Oct 06	4.4
Qantas Airways Ltd	Others	Feb 07	2.2
Petro-Diamond Singapore (Pte) Ltd	Others	Oct 08	1.8
LVMH Watch & Jewellery Singapore Pte Ltd	Others	Jun 07	1.8
Dentsu Asia Pte Ltd	Business Management/ Consulting Services/ Business Activities	Jan 07	1.7
The European Community, represented by the Commission of The European Communities	Government & Government Linked Office	Mar 06	1.6
Cortina Watch Pte Ltd	Others	May 07	1.5

Top Ten Tenants	**78.6**
Other Tenants	21.4
Total	**100.0**

Notes:
1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants
2. Includes TIF Ventures Pte Ltd, a wholly owned subsidiary of Economic Development Board which occupies 400 sq m (4,304 sq ft)

CapitaCommercial Trust

Raffles City Shopping Centre

Lease Expiry Profile[1]



50%
40%
30%
20%
10%
0%
19.4%
47.6%
22.7%
10.3%
0.0%
2006
2007
2008
2009
2010 and beyond
Year

Trade Sector Analysis for RC Shopping Centre[1]



1.0%
0.6%
0.2%
2.0%
4.0%
4.9%
11.2%
17.1%
20.3%
38.7%
Fashion
Department Store
Food & Beverage / Food Court
Educational / Services
Books / Gifts & Specialty / Hobbies / Toys
Supermarkets
Leisure and Entertainment / Sports & Fitness
Electronics
Home Furnishings
Others

Note:

1. As at 31 March 2006 by monthly gross rental income (excluding turnover rents)

Top Ten Retail Tenants of RC Shopping Centre

Tenant	Trade Sector	Expiry Date[1]	% of Monthly Gross Rental Income (excluding turnover rent)
Robinson & Company (Singapore) Private Limited	Department Store	Mar 07	20.3
Cold Storage Singapore (1983) Pte Ltd	Supermarket	Nov 08	4.0
Esprit Retail Pte Ltd	Fashion	Sep 07	3.9
Food Junction Management Pte Ltd	Food Court	Nov 08	3.1
DBS Bank Ltd	Services	Jun 07, Nov 08	2.3
Hinckley Singapore Trading Pte. Ltd.	Fashion	Nov 06, May 08	2.2
Adidas Singapore Pte Ltd	Fashion	May 09	2.0
Jay Gee Enterprises (Pte.) Ltd	Fashion	Aug 06, Sep 07, Dec 08	2.0
American Style Pte. Ltd.	Fashion	Apr 09	1.8
Cortina Watch Pte Ltd	Fashion	Apr 06	1.7
Top Ten Tenants			**43.3**
Other Tenants			56.7
Total			**100.0**

Note:

1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants

CapitaCommercial Trust

Raffles City – Financial Information

(CCT RC Interest)	Forecast Period (1 Sep 06 – 31 Dec 06) (S$ million)	Projection Year (Financial Year Ending 31 Dec 07) (S$ million)
Gross Revenue	29.7	92.2
Net Property Income	21.3	66.5
Property Yield [1]	4.9% [2]	5.1%

Notes:
1. Based on CCT's 60% share of the Net Property Income of Raffles City over the CCT Total Purchase Consideration of approximately S$1,299.6 million
2. Annualised figure

CapitaCommercial Trust

Enlarged Portfolio Overview

CapitaCommercial Trust

Existing Properties[1]

	Capital Tower	6 Battery Road	HSBC Building	Starhub Centre	Robinson Point	Bugis Village	Golden Shoe Car Park[2]	Market Street Car Park[2]
Gross Floor Area (sq m)	95,505	66,408	27,061	30,915	15,724	12,762	7,366[3]	7,822[4]
Net Lettable Area (sq m)[5]	68,925	45,942	18,624	25,982	12,356	10,901	–[2]	–[2]
Number of Leases	24	98	1	28	26	78	–[2]	–[2]
Car Park Lots	415	190	–	281	57	–	1,049[6]	700[7]
Title	Leasehold estate expiring 31 Dec 2094	Leasehold estate expiring 19 Apr 2825	Leasehold estate expiring 18 Dec 2849	Leasehold estate expiring 31 Jan 2095	Freehold	Leasehold estate expiring 30 Mar 2088[8]	Leasehold estate expiring 31 Jan 2081	Leasehold estate expiring 31 Mar 2073
Valuation (S$ million) as at 1 December 2005	730.0	648.3	166.0	239.0	106.0	66.0	78.3	42.5
Valuation (S$ million) as at 1 June 2006	775.0	691.0	179.0	247.0	114.0	68.0	84.0	44.0
Committed Occupancy	100.0%	100.0%	100.0%	100.0%	100.0%	93.0%	–[2]	–[2]

Notes:
1. The information on Gross Floor Area, Net Lettable Area, number of leases, car park lots and Committed Occupancy is as at 31 March 2006
2. Golden Shoe Car Park and Market Street Car Park are currently undergoing asset enhancement works
3. This excludes the car park area of 37,567 sq m and the space on the second and third storeys granted to the Ministry of the Environment and Water Resources of Singapore, free for rent, for use as a food centre
4. This does not include the car park area of 20,560 sq m
5. Net Lettable Area includes licence area
6. Approximately 1,049 car park lots after asset enhancement works. Prior to that, the number of car park lots was 1,067
7. Approximately 700 car park lots after asset enhancement works. Prior to that, the number of car park lots was 800
8. Takes into account the right of the President of the Republic of Singapore as a lessor under the State Lease, to terminate the State Lease on 1 April 2019 upon payment of S$6,610,208.53 plus accrued interest. As the date of this document, the CCT Manager is not aware of any intention on the part of the lessor to exercise such right

CapitaCommercial Trust

Enlarged Properties[1]

	Raffles City[2]	Existing Properties	Enlarged Properties[2]
Gross Floor Area (sq m)	320,738	263,623	584,361
Net Lettable Area (sq m)[3]	63,324	182,730	246,054
Office	35,284	178,274	213,558
Retail	28,040	4,456	32,496
Number of Leases[3]	194	255	449
Office	49	225	274
Retail	144	30	174
Hotels and Convention Centre	1	-	1
Number of Hotel Rooms	2,032	-	2,032
Car Park Lots	1,073	2,692	3,765
Valuation[4] (S$ million)	2,166.0	2,202.0	4,368.0
Committed Occupancy[3]	99.2%	99.6%	99.5%
Office	99.1%	99.5%	99.5%
Retail	99.4%	100.0%	99.6%

Notes:
1. The information on Gross Floor Area, Net Lettable Area, number of leases, number of hotel rooms, car park lots and committed occupancy is as at 31 March 2006
2. The information shown is in relation to Raffles City as a whole and not the CCT RC Interest
3. In relation to the information of the Existing Properties, Golden Shoe Car Park and Market Street Car Park are excluded due to the temporary closure of these two properties for asset enhancement works
4. Material dates of valuation for Raffles City and the Existing Properties are 16 March 2006 and 1 June 2006 respectively

CapitaCommercial Trust

Net Property Income - Enlarged Properties

	Forecast Period (1 September 2006 to 31 December 2006) (S$ million)		
	CCT RC Interest	Existing Properties	Enlarged Properties
Gross Revenue	29.7	40.4	70.1
Net Property Income	21.3	29.6	50.9

	Projection Year (Financial year ending 31 December 2007) (S$ million)		
	CCT RC Interest	Existing Properties	Enlarged Properties
Gross Revenue	92.2	126.4	218.6
Net Property Income	66.5	92.3	158.8

CapitaCommercial Trust

Enlarged Properties — Usage Components[1]

Major usage mix for Enlarged Properties - Office[2], Retail, Hotels and Convention Centre



19.5%
62.9%
Office2
Retail
Hotels and Convention Centre

Notes:

1. Based on monthly Gross Rental Income (excluding turnover rent for the Existing Properties and the RC Shopping Centre) as at 31 March 2006
2. Includes car par income for the month ended 31 March 2006 from Golden Shoe Car Park and Market Street Car Park. The retail component of the Existing Properties are grouped together with the retail component of Raffles City to form the retail component of the Enlarged Properties

CapitaCommercial Trust

Enlarged Properties — Office

Existing Properties[1]



40.6%
12.0%
11.6%
6.7%
5.6%
4.7%
4.6%
3.8%
2.9%
1.4%
6.1%
Banking, Insurance & Financial Services
Government & Government Linked Office
Others
IT Services & Consultancy/Internet Trading
Real Estate & Property Services
Telecommunications
Food & Beverage
Legal
Business Management/Consultancy Services/Business Activities
Education
Car Park Income

Note:
1. Based on monthly Gross Rental Income (excluding turnover rent) as at 31 March 2006 and including car park income from Golden Shoe Car Park and Market Street Car Park for the month ended 31 March 2006

After CCT RC Acquisition[1]



39.8%
16.1%
10.4%
8.0%
5.5%
4.5%
3.5%
3.2%
2.1%
1.3%
5.6%
Banking, Insurance & Financial Services
Government & Government Linked Office
Others
IT Services & Consultancy/Internet Trading
Real Estate & Property Services
Telecommunications
Legal
Business Management/Consultancy Services/Business Activities
Ancillary Food & Beverage
Education
Car Park Income

Note:
1. Based on monthly Gross Rental Income (excluding turnover rent) as at 31 March 2006 for the office component in the Enlarged Properties including car park income from Golden Shoe Car Park and Market Street Car Park for the month ended 31 March 2006

CapitaCommercial Trust

Enlarged Properties — Retail

Retail Component[1]



36.9%
20.8%
17.9%
12.8%
4.5%
3.3%
1.6%
1.2%
0.8%
0.2%
Fashion
Food & Beverage/Food Court
Department Store
Educational/Services
Books/Gifts & Specialty/Hobbies/Toys
Supermarkets
Leisure & Entertainment/Sports & Fitness
Home Furnishings
Electronics
Others

Note:

1. Based on monthly Gross Rental Income (excluding turnover rents) as at 31 March 2006 for the retail component in the Enlarged Properties but excluding the ancillary retail areas in the Existing Properties

Enlarged Properties - Lease Expiry Profile

Well balanced lease expiry profile

- Committed lease expiry profile by monthly Gross Rental Income (excluding turnover rent for the Existing Properties and the RC Shopping Centre) as at 31 March 2006

Lease Expiry Profile for the Enlarged Properties



25%
20%
15%
10%
5%
0%
14.3%
4.8%
14.7%
9.0%
20.1%
4.8%
3.3%
1.7%
8.8%
18.2%
2006
2007
2008
2009
2010 and Beyond
Office
Retail
Hotels and Convention Centre

CapitaCommercial Trust

Top Ten Tenants of the Enlarged Properties[1]

Tenant	Lease Expiry Date[2]	Percentage of Enlarged Properties[1] Monthly Gross Rental Income
RC Hotels (Pte) Ltd	Dec 2006, Feb 2007, Jun 2007, Jul 2008, Nov 2016	18.4%
Government of Singapore Investment Corporation Private Limited	Jan 2008	7.3%
Standard Chartered Bank	Jan 2008, Jan 2020	5.1%
The Hongkong and Shanghai Banking Corporation Limited	April 2012	4. 6%
JPMorgan Chase Bank, N.A.	Dec 2007	4.3%
Robinson & Company (Singapore) Private Limited	Mar 2007	3.4%
Economic Development Board[3]	Jun 2006, Feb 2008	3.1%
Cisco Systems (USA) Pte. Ltd.	Feb 2007	2.35%
StarHub Ltd.	Nov 2007, Feb 2009	1.9%
CapitaLand Group4	Jul 2006, Jun 2008	1.8%
Top Ten Tenants		**52.2%**
Other Tenants		47.8%
Total		**100.0%**

Notes:
1. Based on monthly Gross Rental Income from the Enlarged Properties (excluding turnover rent from the Existing Properties and the RC Shopping Centre) as at 31 March 2006
2. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants
3. Includes TIF Ventures Pte Ltd, an indirect wholly owned subsidiary of Economic Development Board which occupies 400 sq m.
4. Refers to CapitaLand and CapitaLand Commercial and Integrated Development Limited as tenants of Capital Tower and Robinson Point respectively.

CapitaCommercial Trust

Enlarged Portfolio — Profit Forecast

Enhanced DPU with the inclusion of Raffles City in CCT's Portfolio

Forecast and Projected Consolidated Statement of Net Income and Distribution of CCT[1] – Existing Portfolio and CCT RC Interest with New Units issued at S$1.65 per Unit

S$'000	Existing Portfolio		Forecast Period (1 September 2006 - 31 December 2006)			Projection Year (Financial year ending 31 December 2007)		
	Actual 2005[2]	Forecast 2006[3]	Existing Portfolio	CCTRC Interest	Enlarged Portfolio	Existing Portfolio	CCT RC Interest	Enlarged Portfolio
Total Gross Revenue	115,131	119,699	40,392	29,724	70,116	126,445	92,187	218,632
Total Property Operating Expenses	(30,879)	(31,225)	(10,854)	(8,397)	(19,251)	(34,068)	(25,720)	(59,788)
Net Property Income	84,252	88,474	29,538	21,327	50,865	92,377	66,467	158,844
Net income before tax	61,907	60,789	20,104		31,503	61,226		98,225
Net tax adjustments	(573)	432	160		2,666	103		7,257
Total income available for distribution to unitholders	61,334	61,221	20,264		34,169	61,329		105,482
Distributable income to unitholders	59,872	61,221	20,264		34,169	61,329		105,482
Distribution Per Unit (cents)	6.81[4,5]	6.83	2.26		2.45	6.84		7.56
Annualised Distribution Per Unit (cents)	6.81[4,5]	6.83	6.76		7.34	6.84		7.56

Notes:

1. Based on the assumptions as set out in this appendix, including the assumption that Raffles City will be acquired jointly with CMT in the manner set out in this Circular. In the event that CMT fails to obtain the approval of its unitholders for the Acquisition and CCT acquires Raffles City on its own or through a special purpose vehicle with CCT holding an interest of 100.0 per cent., and based on the following assumptions: (i) approximately 651.3 million New Units are issued pursuant to the Equity Fund Raising at an issue price of S$1.65 per New Unit (purely for illustrative purposes only) raising an aggregate of S$1,074.7 million, 13.1 million Units are issued as payment of the CCT RCS Acquisition Fee for the Acquisition and the CCT's Manager's forecast and projected number of Units to be issued as payment of the CCT RCS Management Fee; (ii) additional borrowings of S$974.0 million is incurred by the RCS Trust; (iii) additional borrowings of S$150.0 million is incurred by CCT; (iv) CCT's Gearing Level is increased to approximately 40.0 per cent.; and (v) the value of the Acquisition is S$2,194.2 million, the distributable income to Unitholders, DPU and annualised DPU for the Forecast Period will be S$39.8 million, 2.55 cents and 7.62 cents respectively, and the distributable income to Unitholders and DPU for the Projection Year will be S$124.1 million and 7.91 cents respectively. In the event that CCT raises S$1,338.8 million under the Equity Fund Raising, (i) the borrowings for the Acquisition will be reduced to S$866.4 million; (ii) CCT's Gearing Level will be reduced to 34.2 per cent.; (iii) the distributable income to Unitholders, DPU and annualised DPU for the Forecast Period will be S$43.4 million, 2.52 cents and 7.54 cents respectively; and (iv) the distributable income to Unitholders and DPU for the Projection Year will be S$134.9 million and 7.80 cents respectively.
2. HSBC Building was acquired on 28 April 2005 and contributed to Net Income only from 29 April 2005.
3. Based on CCT's actual results from 1 January 2006 to 31 March 2006 and the CCT Manager's forecast of CCT's results from 1 April 2006 to 31 December 2006.
4. Distribution for the half year ended 30 June 2005 was based on 95.0 per cent. of taxable income. Distribution for the half year ended 31 December 2005 was based on 100.0 per cent. of taxable income.
5. Based on weighted average number of approximately 877.8 million Units in issue as at 31 December 2005.

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586
Heng Hui Lin, (65) 6826 5841

Miscellaneous	RECEIVED
* Asterisks denote mandatory information	

2006 JUL 18 P 2:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Jun-2006 19:48:53
Announcement No.	00120

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Clarification Statement

Description

We refer to the article in today's edition of The Business Times, "Japanese malls will form CapitaLand's next Reit".

Mr Pua Seck Guan, CEO of CapitaLand Retail, was quoted as having said "our intention is to reit it (the Japanese malls)", at the sidelines of the Real Estate Investment World conference yesterday.

CapitaLand would like to clarify that its strategy to expand its property funds and REITs in the retail, residential and office sectors in Singapore, Malaysia, Thailand, Hong Kong, China and Japan was previously disclosed in its news release dated 30 November 2005 when CapitaLand announced its acquisition of a retail mall in Hokkaido, Japan.

At yesterday's conference, Mr Pua also made it clear that any listing of a Japan REIT would be subject to the approval of the fund's investors.

The presentation slides which were shown at yesterday's conference are attached for information.

Attachments:

REIW2006.pdf

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CapitaLand

Retail Real Estate in China

The CapitaLand Story



Real Estate Investment World Asia 2006
28 June 2006

CapitaLand

Overview of the China Retail Market

Overview of the China Retail Market

Macro-Level

- China is the 2nd largest economy in the world with projected sustainable GDP growth
- Rapid growth in urban population driven by urbanisation
- Growing urban per capita disposable income fuels consumerism
- Rising consumer confidence and retail sales of consumer goods

Overview of the China Retail Market

Micro-Level

- Despite expected high supply, demand for retail space remains strong from both international and local retailers (esp. fashion, hypermarket/department stores and food & beverage)
- Retail market will continue to grow in tandem with rising income and changing consumer spending patterns
- Increased demand from foreign retailers as China's retail market gradually opens up in line with WTO commitments
- Strong demand from domestic retailers who are increasingly aggressive in their expansion plans despite increasing competition from foreign retailers
- Economic benefits expected from hosting Olympics 2008 and Expo 2010, which will in turn drive retail sales

2nd Largest Economy in the World



Top 5 Economies in 2003 (In Terms of Nominal GDP at PPP)
US
China
Japan
India
Germany
10400
5700
3550
2660
2184
0
2000
4000
6000
8000
10000
12000
Nominal GDP at PPP (2003) (US$bn)

Source: CIA World Factbook & CapitaLand Research

Sustainable Growth



GDP Growth Of China
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
8.8%
7.8%
7.1%
8.0%
7.3%
8.0%
9.3%
9.2%
Forecast
8.2%
7.8%
7.9%
1997
1998
1999
2000
2001
2002
2003
2004
2005*
2006*
2007*

Source: ADB, EIU & CapitaLand Research

Rapid Urbanisation in China


China's Urban Population
Number ('000s)
800000
700000
600000
500000
400000
300000
200000
100000
0
331,219
513,855
636,877
734,363
1993
2003
2013 (Projected)
2023 (Projected)

By 2010, there will be at least 1,000 cities in PRC with almost 100 cities populated with over one million people

Urban Per Capita Disposable Income



Urban Per Capita Disposable Income (2003)
CHINA
8472
Shenzhen
25936
Guangzhou
15003
Shanghai
14867
Ningbo
14277
Beijing
13883
Shaoxing
13535
Tianjin
10313
Fujian
10000
Dalian
9101
Chongqing
8094
Shenyang
8000
Yunan
7644
0
5000
10000
15000
20000
25000
30000

Source: National Bureau of Statistics & CapitaLand Research

Growing Consumerism in China



Retail Sales of Consumer Goods in China
RMB (billions)
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Retail sales grow at an average of
14% p.a. over the past decade
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Source: National Bureau of Statistics & CapitaLand Research

Retail Sales by Type of Outlet: % Growth per year 1999-2003

In Percentage, Growth per year	1999/ 2003	2002/ 2003
Department stores	7.9	11.7
Hypermarkets	21.7	17.8
Convenience stores	10.0	11.5
Supermarkets	8.1	8.0
Other grocery retailers	8.2	7.6
Specialty stores		
- Health and beauty products	7.1	10.4
- Clothing and footwear	10.4	10.9
- Home furnishings/ Household goods	9.6	11.0
- Durable goods	5.4	6.4
- Personal and leisure goods	10.4	12.8
Others	5.1	15.1
TOTAL	8.6	9.6

Source: 1999-2002 Euromonitor from official sources (Ministry of Statistics, trade press, 2003 Euromonitor estimates

CapitaLand

CapitaLand's Approach to Retail Real Estate Investments

Our Thought Process for Retail Real Estate Investments

- What is our retail investment criteria?
- What are the issues in the domicile market?
- What are the opportunities in the domicile market?
- What is our investment approach?

What is Our Retail Investment Criteria?

- Long term core asset
- Large capital commitment & therefore huge balance sheet requirement
  - Partner with capital providers
  - Low cost of capital
- Property needs to have sustainable income stream
- Property needs to produce steady yield return & total return benchmarked against LT government bonds
- Exit Strategy - create private property funds or listed REIT to hold assets?

What are the Issues in the China Retail Market?

(1) Retail Real Estate Capital Management

- Investment requires huge and long term capital commitment
  - Capital must come from investors who take a LT view, require sustainable yield income and have realistic returns
- Difficult to obtain LT local financing to finance acquisition of shopping mall

(2) Regulatory

- Long process to setup investment company to hold assets
- Tedious process to bring capital into China. Requires track record.
- Difficult to tap LT money or capital market
- Repatriate of capital and profits

What are the Issues in the China Retail Market?

(3) Real Estate

- Development Non-Demand Driven : May lead to oversupply. Huge capital tied up leads to cash flow issues for developers.
- Departmental vs Shopping Mall concept
- Rental market lacks maturity beyond first tier cities. Rental typically based on percentage of gross turnover does not provide steady income stream
- Land tenure : Short (40 years)
- Depreciation : Required if asset held through Chinese company. Cash "trapped" reduces distributable profit.
- Calculation of Returns : Lack of understanding by developers
  - Unrealistic expectation of high capital value even though underlying rental value is low

What are the Issues in the China Retail Market?

(4) High Taxes

- Pressure on property to produce higher yield compared to other international markets in order to meet investors' returns
- Taxes include:
  - Ongoing taxes such as business tax, property tax and corporate tax
  - One time taxes such as deed tax, stamp duty, capital gain tax and real property gain tax
- Therefore high returns required (9% EBITA yield) to provide sufficient distribution yield to investors

What are the Opportunities in the China Retail Market?

(1) Huge Capital Seeking Steady Income Producing Investment

- Investors lack understanding of market.

(2) Huge Market and Growing Consumerism

- China retail scene is in infant stage. Currently, lacks good class retail development to satisfy the growing consumerism and rising affluence
- Opportunities to develop shopping malls on a demand driven basis with potential to exit through sale to LT investors
- Needs professional manager to manage development as well as manage the retail malls business after development

Delivery Capability is Key

What is Our Investment approach?

(1) Demand Driven

- By Shoppers' Demand – stringent site selection to ensure population catchment is sufficient to support mall business and transport infrastructure is in place
- By Tenants' Demand – secure key anchor tenants before construction

(2) Realistic Forecast of Returns Before Construction

- Understand the market to forecast rental and other income realistically
- Understanding of operations to forecast operating expenses realistically

Disciplined Investment & Asset Management

What is Our Investment approach?

(3) Sustainability of Income

- Rent structure comprising base rent + percentage sharing of gross turnover + security deposit

(4) Financial Discipline

- Financial discipline and corporate governance to monitor the results constantly and consistently

(5) Track Record in Delivering Results

- Track record and relationship with established funds facilitate CapitaLand's ability to bring in investors to invest in structured financial products derived from real estate investment

CapitaLand

CapitaLand Retail Business

One of the Leading Retail Players in Asia

More than 23 Million Sq Ft	
Singapore	15 malls
China	30 malls
Malaysia	1 mall
Japan	4 malls
TOTAL	50 malls

Japan

Growing Presence in Japan

4 malls comprising over 1.2 million sq ft of NLA with asset size of over US$340 million

India

JV with Pantaloon

50 malls across 30 cities & 40 states within next 2/3 years comprising over 15 million sq ft of GFA with asset size of US$1.2 billion

Singapore

Largest Retail Mall Manager in Singapore

15 malls comprising over 5.3 million sq feet of NLA with asset size of over US$3.5 billion



Mongolia
China
Korea
Japan
Pakistan
Tibet
Nepal
Bhutan
Sikkim
India
Bangladesh
Taiwan
Hong Kong
Macau
Myanmar
Vietnam
Philippines
Cambodia
Brunei
Sri Lanka
Malaysia
Singapore
Indonesia

Strong Presence in China

30 malls over 16 million sq ft of NLA with asset size of over US$1.1 billion

China

Hong Kong

Greater China

Malaysia

Our Proven Delivery Capabilities

Development



VivoCity
Largest Destination Mall in Singapore Scheduled to Open in October 2006

Development



Wangjing, Beijing
Beijing Hualian-Anchored Mall

Repositioning



Clarke Quay
Singapore's Premier F&B, Entertainment cum Lifestyle Riverfront Precinct

Development



Orchard Turn
Landmark Retail cum Residential Development along Core Orchard

Development



Raffles City Shanghai
Touted as one of the Top 3 malls in Shanghai

Asset Management



Junction 8
One of Top Suburban Malls in Spore Transferred 70K GFA from Office to Retail

Unique Integrated Retail Business Platform


INTEGRATED RETAIL BUSINESS PLATFORM
RETAIL REAL ESTATE
Net Property Income
Ownership
FUND VEHICLE
Investment Returns
Investment
INVESTORS
RETAIL REAL ESTATE MANAGEMENT PLATFORM
REAL ESTATE CAPITAL MANAGEMENT PLATFORM
Property Management
Retail Management & Operational Leasing
Strategic Marketing
Design & Development Management
Asset Management
Strategic Planning & Investment
Fund Structuring & Management

Established Two China Retail Funds Worth Over US$1bn

(1) CapitaRetail China Development Fund ("Development Fund")

- Will invest in retail projects in the People's Republic of China ("PRC")
- Fund size of US$600 million (S$948 million)
- CapitaLand invested approx. 45% in the Development Fund
- Pipeline include portfolio of 21 Wal-Mart anchored malls under joint-venture with Shenzhen International Trust & Investment Co, Ltd ("SZITIC"), with a total Gross Floor Area ("GFA") of over 990,000 sq m and an aggregate asset value of over S$1.6 billion
- Includes new Wal-Mart Asia Headquarters in Shenzhen
- Offered by SZITIC to invest in 14 other malls with estimated GFA of 600,000 sq m
- Pipeline to acquire at least 70% of SZITIC Wal-Mart malls up to 2010



Wal-Mart Asia HQ, Shenzhen | Jiulongpo, Chongqing | Zhanjiang | Chengdu

CapitaLand

Established Two China Retail Funds Worth Over US$1bn

(2) CapitaRetail China Incubator Fund ("Incubator Fund")

- Will warehouse retail projects with the potential to generate quality income after repositioning of the property, enhancing the asset or on completion of leasing activities.
- Fund size of US$425 million (S$671 million)
- CapitaLand invested approx. 30% in the Incubator Fund
- Pipeline include Xihuan Plaza Retail Mall in Xizhimen, Beijing. Phase One of Xihuan Plaza Retail Mall, measuring over 780,000 sq ft, is expected to be opened by first quarter 2007.



17 May 2006

Signed sale & purchase agreement to acquire asset for RMB 1.32 billion (S$230 million).

CapitaLand

Listing of China Retail REIT in Singapore by 2006

- On track with preparatory work to list China Retail Real Estate Investment Trust (China Retail REIT) in Singapore by 2006, subject to attaining all the relevant regulatory approvals.
- China Retail REIT expected to own 7 quality assets worth over S$800 million
- First right to acquire assets owned by Development Fund and Incubator Fund
- Pipeline include Anzhen Mall, anchored by Beijing Hualian Group, in Beijing
- Confident that China Retail REIT will be well-received by retail and institutional investors in Singapore and overseas



CapitaLand

Investment Structure


Investors
CapitaLand
Investors
approx. 70% share of equity
approx. 30% share of equity
approx. 45% share of equity
approx. 55% share of equity
INCUBATOR FUND
Fund Size US$425 mn (S$671 mn)
DEVELOPMENT FUND
Fund Size US$600mn (S$948 mn)
Right of first refusal to acquire assets from Development Fund & Incubator Fund
CHINA RETAIL REIT
7 Assets worth over S$800mn
To be Listed in Singapore by 2006

CapitaLand

Complete & Robust Integrated China Retail Mall Strategy



Access to Full Spectrum of Retail Opportunities in China
CapitaRetail China Development Fund
CapitaRetail China Incubator Fund
CapitaRetail China REIT
Development Assets
Warehouse Assets
Quality Income Assets

Comprehensive China Retail Mall Strategy is in line with CapitaLand's objectives to grow its fee-based income as well as enhance its asset productivity

Fast becoming a significant long term retail player in China with the strong pipeline and in-depth understanding of China retail real estate

Ability to create value through leveraging on our retail mall cum asset management capabilities

CapitaLand

CapitaLand's Extensive Retail Footprint in China

Retail Mall Business Presence in China

Approx. 30 assets in 25 cities measuring over 16 million sq ft



Heilongjiang
Changchun
Beijing
Tianjin
Zibo
Weifang
2 cities in Jiangsu
Shanghai
Nanchang
Wuhu
1 other city in Fujian
Zhangzhou
Foshan
Huiyang
Shenzhen
Dongguan
Maoming
Zhanjiang
Nanhai
Changsha
Chongqing
1 other city in Sichuan
Chengdu
Mianyang
Nei Mongol
Liaoning
Tianjin
Hebei
Shanxi
Shandong
Jiangsu
Henan
Anhui
Hubei
Zhejiang
Jiangxi
Fujian
Hunan
Guangdong
Guangxi
Guizhou
Yunnan
Hainan
Sichuan
Shaanxi
Ningxia
Gansu
Qinghai
Xinjiang
Xizang
(Tibet)

Our Significant China Retail Mall Management Platform



As at 1 Dec 2005
215 Staff
As at 1 Apr 2006
> 426 staff
By end 2006
> 950 staff
By end 2007
>1,300 staff
Breakdown as at 1 Apr 2006
Total No of Staff : 426
Total no of Expats : 20 (5%)
Total no of Locals : 406 (95%)
CAPITALAND RETAIL CHINA
General Manager (2)
HQ Group Services (60)
Center Management (364)
Group HR (8)
Group Infocomm (7)
Group Finance (10)
Group Projects (7)
Group Leasing (13)
Group Marcom (4)
Group Tenancy Design (5)
Group Operations (6)
Center Managers (13)
Center Management (351)

CapitaLand

CapitaRetail China Regional Cluster

CAPITARETAIL CHINA

NORTH CHINA

SHANGHAI

1. Raffles City Shanghai
2. Dragon Mall

BEIJING

1. Anzhen Mall
2. Xihuan Plaza Retail Mall
3. Wangjing Mall
4. Others

SOUTH CHINA

JIANGSU/ANHUI/ SHANDONG

1. Wuhu
2. Weifang
3. Zibo
4. Others

SICHUAN

1. Chongqing
2. Chengdu
3. Mianyang
4. Others

GUANGDONG

1. Shenzhen
2. Maoming
3. Nanhai
4. Foshan
5. Dongguan
6. Huiyang
7. Zhanjiang

FUJIAN/JIANGXI/HENAN

1. Changsha
2. Nanchang
3. Zhangzhou
4. Others

CapitaLand

CapitaLand

The CapitaLand Formula

CapitaLand's Formula

Key Success Factors	Our Capability To Deliver
Sizeable Scale as One of the Largest Retail Player in Asia	▪ Ability to tap on the extensive relationships with local and foreign retailers plus strong domain knowledge in markets where we operate
Integrated Retail & Capital Management Platform	▪ Ability to leverage on CapitaLand's integrated platform to deliver a full suite of value added real estate services sets us apart from investment banks & other property players
Ability to Bring in Capital	▪ Strong relationships with international investors who are familiar with our proven track record and are interested in having an exposure to Asia real estate



The End

CapitaLand

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Jun-2006 12:38:04
Announcement No.	00019

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand – "Resignation & Appointment of Director"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand.annc.30Jun06.pdf Total size = **48K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX ANNOUNCEMENT

30 June 2006

RESIGNATION & APPOINTMENT OF DIRECTOR

Australand today announced that Mr. Kee Teck Koon had resigned as a non-executive director of Australand Holdings Limited, Australand Property Limited and Australand Investments Limited.

Australand also announced that Mr. Wen Khai Meng had been appointed as a non-executive director of Australand Holdings Limited, Australand Property Limited and Australand Investments Limited.

Mr. Wen is currently Chief Executive Officer of CapitaLand Financial Limited and has had an active role in the recent formation of CapitaMall Trust and CapitaCommerical Trust in Singapore. Mr Wen holds a Master of Business Administration and a Master of Science in Construction Engineering as well as a Bachelor of Engineering (First Class Honours).

On behalf of the Boards, the Chairman of Australand, Mr Tham Kui Seng, thanked Mr Kee, for his invaluable contribution and welcomed Mr Wen.

For further information, please contact:
Michael Newsom
Company Secretary
Tel: +61 2 9767 2177
Email: mnewsom@australand.com.au